Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

by and among

POINT ENERGY PARTNERS PETROLEUM, LLC,

POINT ENERGY PARTNERS OPERATING, LLC,

POINT ENERGY PARTNERS WATER, LLC

and

POINT ENERGY PARTNERS ROYALTY, LLC,

as Seller,

and

VITAL ENERGY, INC.

and

NORTHERN OIL AND GAS, INC.

as Purchaser

Dated July 27, 2024

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Page

EXHIBITS:

Exhibit A-1	Leases
Exhibit A-2	Wells
Exhibit A-3	Units
Exhibit A-4	Fee Minerals
Exhibit A-5	Field Office
Exhibit A-6	Rights of Way
Exhibit A-7	Pipelines
Exhibit A-8	Water System
Exhibit A-9	Specified Contracts
Exhibit A-10	Specified Inventory
Exhibit B-1	Form of Assignment and Bill of Sale
Exhibit B-2	Form of Mineral Deed
Exhibit C	Form of Transition Services Agreement
Exhibit D	R&W Insurance Policy
Exhibit E	Employee Matters

SCHEDULES:

Schedule K	Knowledge Persons
Schedule MC	Material Consent Exceptions
Schedule TI	Target Intervals
Schedule 1.3	Certain Excluded Assets
Schedule 2.2	Allocated Values
Schedule 2.3(e)	Prepaid Amounts
Schedule 2.3(j)	Specified Adjustment
Schedule 2.3(k)	Specified Operations Costs
Schedule 3.2(a)	Unrecorded Written Title Instruments
Schedule 3.3	Certain Additional Permitted Encumbrances
Schedule 3.5	Certain Environmental Matters
Schedule 4.2	Litigation
Schedule 4.3	Taxes and Assessments
Schedule 4.4	Compliance with Law
Schedule 4.5	Material Contracts
Schedule 4.6	Advance Payments
Schedule 4.7	Imbalances
Schedule 4.8(a)	Preferential Rights to Purchase
Schedule 4.8(b)	Material Consents
Schedule 4.8(c)	Consents to Assign
Schedule 4.11	Wells and Equipment
Schedule 4.12	Non-Consent Operations
Schedule 4.13	Outstanding Capital Commitments
Schedule 4.14	Hedges
Schedule 4.15	Environmental
Schedule 4.17(a)	Lease Terms
Schedule 4.17(b)	Lease Demands
Schedule 4.17(c)	Lease Defaults
Schedule 4.17(d)	Drilling Commitments
Schedule 4.17(e)	Lease Maintenance Payments
Schedule 4.18	Credit Support
Schedule 4.19(a)	Insurance Policies
Schedule 4.19(b)	Pending Insurance Claims
Schedule 4.20	Suspense Funds

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(continued)

Page

Schedule 4.21	Rights of Way
Schedule 4.22	Dedications; Minimum Volume Commitments
Schedule 4.25	Specified Representations
Schedule 4.26(a)	Financial Statements
Schedule 4.26(h)	Seller Reserve Report
Schedule 4.28	Affiliate Arrangements
Schedule 4.29	Lease Operating Statements
Schedule 4.33	No Transfer
Schedule 4.34	Surface Use
Schedule 6.3 – Part A	Ordinary Course Development Plan
Schedule 6.3 – Part B	Purchaser Contact Persons

-v-

TABLE OF DEFINED TERMS

Accounting Arbitrator	61
Adjustment Period	14
Affiliate	1
Aggregate Deductible	31
Agreement	1
AICPA	1
Allocated Value	13
Allocation	63
Antitrust Laws	1
Arbitration Notice	64
Asset Taxes	1
Assets	1
Assignment and Bill of Sale	18
Assumed Obligations	66
Audit Firm	54
Audited Seller Financial Statements	43
Balance Sheet Date	43
barrel	4
Business Day	4
Casualty Loss	70
Claim	68
Claim Notice	68
Closing	58
Closing Date	58
Closing Payment	60
Code	4
Consent	38
Contracting Parties	75
Contracts	2
Control	1
Credit Support	41
Cure Date	26
Cure Target Defects	26
Cure Target Environmental Defect	26
Cure Target Title Defect	26
Cut-Off Date	4
Damages	71
Defect Claim Date	24
Defect Escrow Account	29
Defect Escrow Amount	29
Defensible Title	18
Deposit	13
Deposit Escrow Account	13
Deposit Escrow Agreement	13
Designated Area	4
Disputed Environmental Matters	33
Disputed Matter	28
Disputed Title Matters	33
Electronic Title Records	48
Environmental Arbitrator	33
Environmental Consultant	22
Environmental Cure Date	26
Environmental Defect	24
Environmental Defect Amount	28
Environmental Defect Asset	26

Environmental Defect Claim Notice	25
Environmental Information	23
Environmental Laws	4
Environmental Matters	4
Environmental Permits	40
Environmental Review	22
Equipment	3
Escrow Agent	13
Exchange Act	5
Excluded Assets	12
Excluded Records	4
Execution Date	1
Existing Credit Agreement	5
Extended Outside Date	64
Fee Minerals	2
Field Office	2
Final Adjustment Date	34
Final Settlement Statement	60
Financing	55
Fraud	5
G&G Data	5
GAAP	5
Governmental Authority	5
Hazardous Substance	5
Hedge	5
HSR Act	5
HSR Clearance	5
HSR Filing	52
Hydrocarbons	5
Income Taxes	5
Indemnified Person	68
Indemnifying Person	68
Individual Defect Threshold	31
Individual Environmental Defect Threshold	23
Individual Lease Defect Threshold	31
Individual Well Defect Threshold	31
Invasive Activity	22
June 30 Seller Financial Statements	54
Knowledge	5
Laws	6
Leases	2
Material Consent	6
Material Contract	6
Mineral Deed	18
Net Acre	7
Net Revenue Interest	7
NOG	1
NOG Assets	7
NOG Assumed Obligations	66
Non-Disclosure Agreements	7
Nonparty Affiliates	75
NORM	23
Ordinary Course Development Plan	7
Ordinary Course Deviations	7
Ordinary Course Operations	7

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TABLE OF DEFINED TERMS

Outside Date	64
Overhead Costs	8
Parties	1
Party	1
Permits	40
Permitted Encumbrances	19
Person	8
Phase I	22
Point Indemnitees	8
Point Management	1
Point Operating	1
Point Permian	1
Point Petroleum	1
Point Royalty	1
Point Water	1
Pre-Effective Date Tax Proceeding	63
Preliminary Settlement Statement	60
Properties	2
Property Costs	8
Purchase Price	13
Purchaser	1
Purchaser Comment Deadline	60
Purchaser Disclosure Schedules	48
Purchaser Financial Statements	55
Purchaser Fundamental Representations	9
Purchaser Group	9
Purchaser Material Adverse Effect	9
Purchaser Pro Rata Share	9
R&W Insurance Policy	9
Reasonably Prudent Owner Standard	9
Records	4
Records Period	55
Regulation S-X	54
Representatives	9
Reserve Engineer	43
Retained Obligations	67
Rights of Way	2
Royalties	10
Securities Act	54
Seller	1
Seller Disclosure Schedules	46
Seller Financial Statements	43
Seller Fundamental Representations	10
Seller Group	67

Seller Material Adverse Effect	10
Seller Reserve Reports	43
Seller Taxes	10
Specified Assets	10
Specified Operations Costs	15
Specified Operations Threshold	10
Straddle Period	10
Support Certificate	57
Support Expiration Date	57
Suspense Funds	10
Target Closing Date	58
Target Interval	10
Tax	10
Tax Return	11
Taxes	10
Third Party	11
Title Arbitrator	33
Title Benefit	19
Title Benefit Amount	28
Title Benefit Threshold	32
Title Defect	19
Title Defect Amount	28
Title Defect Claim Notice	24
Title Defect Property	24
Title Matters	11
Transaction Agreements	11
Transactions	11
Transfer Taxes	11
Transition Services Agreement	11
Treasury Regulations	11
Unadjusted Purchase Price	13
Unapproved Exception	11
Unaudited Seller Financial Statements	43
Units	2
Vortus	1
Vortus Indemnitees	11
VTLE	1
VTLE Assets	11
VTLE Assumed Obligations	66
VTLE Only Assets	12
Water System	3
Wells	2
Working Interest	12

-vii-

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is dated as of July 27, 2024 (the “Execution Date”), by and among Point Energy Partners Petroleum, LLC, a Delaware limited liability company (“Point Petroleum”), Point Energy Partners Operating, LLC, a Texas limited liability company (“Point Operating”), Point Energy Partners Water, LLC, a Texas limited liability company (“Point Water”), and Point Energy Partners Royalty, LLC, a Texas limited liability company (“Point Royalty” and collectively with Point Petroleum, Point Operating and Point Water, “Seller”), Vital Energy, Inc., a Delaware corporation (“VTLE”), and Northern Oil and Gas, Inc., a Delaware corporation (“NOG” and, together with VTLE, “Purchaser”). Seller, VTLE and NOG are referred to herein individually, as a “Party” and collectively, as the “Parties”.

RECITALS:

Seller desires to sell, and Purchaser desires to purchase, those certain oil and gas properties, rights, and related assets that are defined and described as “Assets” herein.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser, and each of VTLE and NOG agrees to purchase, accept, and pay for, the VTLE Assets and NOG Assets, respectively.

1.2 Certain Definitions. As used herein:

(a) “Affiliate” means, with respect to any Person, a Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person, provided, however, for the avoidance of doubt, other than for purposes of Sections 11.3(a), 12.13 and 12.19, the definition of “Vortus Indemnitees” or “Point Indemnitees” (and their applicability in this Agreement) or as may be otherwise expressly set forth in this Agreement, the term “Affiliate” shall not include and no provision of this Agreement shall be applicable to (a) Vortus Investment Advisors, LLC (“Vortus”), any fund managed by Vortus, or any Person that directly or indirectly Controls, is Controlled by, or is under common Control with Vortus other than Seller and any Person Controlled by Seller, or (b) Point Energy Partners Permian, LLC, Point Energy Management, LLC or any Person that directly or indirectly Controls, is Controlled by, or is under common Control with Point Energy Partners Permian, LLC (“Point Permian”) or Point Energy Management, LLC (“Point Management”) other than any Person included within Seller and any Person Controlled by any such Person. “Control” and derivatives of such term, as used in this definition, means having the ability, whether or not exercised, to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(b) “AICPA” means the American Institute of Certified Public Accountants.

(c) “Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act and any other U.S., state, or foreign Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

(d) “Asset Taxes” means ad valorem, property, excise, severance, production, sales, use and similar Taxes based upon the acquisition, operation or ownership of the Assets or the production of Hydrocarbons or receipt of proceeds therefrom, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

(e) “Assets” means all of Seller’s right, title, and interest in and to the following (but excluding in all cases any Excluded Assets):

(i) the oil and gas leases, oil, gas, and mineral leases and subleases, carried interests, operating rights, record title interests and other interests (including overriding royalty interests, net profits interests and other non-cost bearing interests) located within the Designated Area, including those identified or described on Exhibit A-1, and, without limiting the foregoing, all other rights (of whatever character, whether legal or equitable, vested or contingent, and whether or not the same are expired or terminated) in and to the Hydrocarbons in, on, under, and that may be produced from or are otherwise attributable to the Designated Area, including the lands covered by the leases, subleases, interests and rights described on Exhibit A-1, and any renewals, modifications, supplements, ratifications or amendments to such leases, subleases, interests and rights described on Exhibit A-1 (collectively, the “Leases”);

(ii) all Hydrocarbon, water, CO2, or injection or disposal wells identified on Exhibit A-2 and any and all Hydrocarbon, water, CO2, or injection or disposal wells located on the Leases or on lands pooled, communitized, or unitized therewith or on the Rights of Way, including the wells shown on Exhibit A-2, in each case, whether producing, non-producing, permanently or temporarily plugged and abandoned, and whether or not fully described on any exhibit or schedule hereto (the “Wells”);

(iii) all pooled, communitized, consolidated or unitized acreage which includes all or part of any Leases, and all tenements, hereditaments, and appurtenances belonging thereto, including, for purposes of clarity, such units more particularly identified on Exhibit A-3 (collectively, the “Units,” and, together with the Wells, Leases, and Fee Minerals (defined below) the “Properties”);

(iv) all currently existing contracts, agreements, and instruments pertaining to the other Assets (to the extent applicable to the other Assets) including operating agreements; unitization, pooling, and communitization agreements; declarations and orders; area of mutual interest agreements; farmin and farmout agreements; exchange agreements; compressor agreements; rental agreements (to the extent freely transferrable without payment of a fee or other consideration, unless Purchaser has agreed in writing to pay such fee or consideration); gathering agreements; agreements for the sale and purchase of Hydrocarbons; disposal agreements; transportation agreements; drilling contracts (to the extent set forth on Schedule 4.5); and processing agreements (the “Contracts”); provided, however, that the term “Contracts” shall not include (A) the Leases, the Rights of Way and other instruments constituting Seller’s chain of title to the applicable Leases or Rights of Way or (B) any master services agreements;

(v) all fee mineral interests in the Designated Area, including those identified or described on Exhibit A-4 (the “Fee Minerals”);

(vi) the field office described on Exhibit A-5 (the “Field Office”);

(vii) all currently existing Permits, to the extent related to the Assets and to the extent transferrable (with consent, if applicable, but without the payment of any fee unless Purchaser agrees in writing to pay such fee);

(viii) all surface and/or subsurface easements, permits, licenses, servitudes, rights-of-way, leases, rights to explore and drill for, produce, store, gather, transport, use and sell surface and subsurface water and other rights to use the surface appurtenant to, or used or held for use in connection with, the Properties, including those described on Exhibit A-6 (collectively, the “Rights of Way”); provided, however, that the term “Rights of Way” shall not include interests held pursuant to the Leases and other instruments constituting Seller’s chain of title to the applicable Leases;

(ix) all surface and subsurface equipment, machinery, fixtures, and other tangible personal property and improvements, whether owned or leased, that are located at, on or under any of the lands covered by or attributable to any of the Properties or the Field Office, or are used or held for use in connection with the ownership or operation of the Properties or any of the other Assets or the production, treatment, storage, disposal, or transportation of Hydrocarbons or other substances thereon or therefrom (including all Well and wellhead equipment, casing rods, boilers, tubing, motors, fixtures, pumps, pumping units, Hydrocarbon measurement facilities, flowlines, gathering systems, piping, pipelines, compressors, Hydrocarbons measurement facilities, metering facilities, interconnections, tanks, tank batteries, treatment facilities, injection facilities, disposal facilities, compression facilities, processing and separation facilities, platforms, SCADA equipment, frac tanks and ponds and other materials, supplies, inventory, facilities, machinery, equipment and similar personal property (both surface and subsurface)), including the pipelines depicted in Exhibit A-7 (collectively, the “Equipment”);

(x) all Hydrocarbons produced from, or attributable to, the Assets from and after the Effective Date; all Hydrocarbon inventories from or attributable to the Assets that are in storage or existing in stock tanks, pipelines and/or plants on the Effective Date (including inventory and line fill); and, to the extent related or attributable to the Assets, all production, plant, and transportation imbalances (provided, however, that Purchaser’s rights to the inventories and imbalances described in this subsection (x) shall be satisfied solely pursuant to Sections 2.3(c) and 2.3(d));

(xi) except to the extent related to any of the Retained Obligations, all (A) trade credits, accounts receivable, take-or-pay amounts receivable, and other receivables and general intangibles, to the extent attributable to the other Assets for periods of time from and after the Effective Date or related to any Assumed Obligations hereunder, (B) liens and security interests in favor of Seller or any of its Affiliates under any Law or Contract to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Date of any of the other Assets or to the extent arising in favor of Seller with respect to any Asset or any Assumed Obligation for which Purchaser is providing indemnification hereunder, (C) indemnity, contribution, and other such rights in favor of Seller or any of its Affiliates arising under any of the other Assets to the extent attributable to such other Assets for periods of time from and after the Effective Date or related to any Assumed Obligation hereunder, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common Law rights of contribution and all rights and remedies of any kind arising under or with respect to any Contracts ((1) whether related to periods of time occurring before, on or after the Effective Date and (2) including audit and other similar rights (including, for purposes of clarity, the right to receive adjustments, refunds or other proceeds related to or payable in connection with the exercise of any such rights)) and (D) rights, remedies, claims, demands, interests or causes of action whatsoever, at Law or in equity, known or unknown, of Seller or any of its Affiliates against any third Person to the extent related to (1) the Assets or periods of time from and after the Effective Date or (2) any Assumed Obligation, and, where necessary to give effect to the assignment, conveyance and/or transfer of any of the foregoing matters described in this Section 1.2(e)(xi), Seller grants to Purchaser the right to be subrogated thereto, except, in each case, to the extent relating to any of the Retained Obligations;

(xii) all pipelines, infrastructure, fixtures, improvements and other personal, movable and mixed property comprising or associated with the water system described on Exhibit A-8 (the “Water System”); and

(xiii) originals, to the extent available, otherwise copies (including electronic copies) of files, records, information and data in Seller’s or any of its Affiliates’ possession or control and to the extent relating or relevant to Seller’s ownership and/or operation of all or any portion of any of the Assets, including all books, records, data, files, information, drawings, maps, lease files, land files, surveys, division order files, abstracts, muniments of title, title opinions, title curative documents and other title information, contract files, well logs and other similar files, well and equipment telemetry data, wellbore schematics, shape files, the G&G Data, production data, well, operation and accounting data and records, workover, artificial lift conversion and downtime history, KMZ files, and engineering, exploration and other technical data and information (excluding any interpretive data or other technical analysis) that relates or is relevant to any of the Assets (including, for purposes of clarity, the ownership or operation thereof), but excluding, in each case:

(A) all corporate, financial, Tax, and legal data and records of Seller that relate to Seller’s business generally (whether or not relating to the Assets) or to Seller’s business (including all Income Tax data and records), operations, assets, and properties to the extent not related to or part of the Assets;

(B) any data, software, and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement, or by applicable Law, and for which no consent to transfer has been received and/or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(C) all legal records and legal files of Seller, including all work product of, and attorney-client communications with, Seller’s legal counsel (other than Leases, title opinions, and Contracts, which shall, for purposes of clarity, be included in the Assets);

(D) data and records relating to the sale of the Assets, including communications with the advisors or other Representatives of Seller or any member of Seller Group;

(E) any data and records, to the extent relating to the Excluded Assets or assets and properties to the extent they do not constitute Assets under this Agreement;

(F) all emails and electronic correspondence, unless (I) an item otherwise included in the Records is only available as an attachment to such email or electronic correspondence, (II) such email or electronic correspondence is of a type that would ordinarily be included in a Lease file or Well file, as applicable or (III) any other record that would only be contained in email and electronic correspondence; and

(G) those original data and records retained by Seller pursuant to Section 12.5.

(Clauses (A) through (G) shall hereinafter be referred to as the “Excluded Records” and subject to such exclusions, the data, software and records described in this Section 1.2(e)(xiii) are referred to herein as the “Records.”).

(f) “barrel” means forty-two (42) U.S. gallons.

(g) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Fort Worth, Texas or Tulsa, Oklahoma.

(h) “Code” means the United States Internal Revenue Code of 1986, as amended.

(i) “Cut-Off Date” means five o’clock p.m. in Fort Worth, Texas on the date that is twelve (12) months following the Closing Date.

(j) “Designated Area” means Ward and Winkler Counties, Texas.

(k) “Effective Date” means 12:01 a.m. in Fort Worth, Texas on April 1, 2024.

(l) “Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended prior to the Execution Date, and all similar Laws, including common law, as of the Execution Date of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment, biological or cultural resources, exposure to pollution or chemicals in the environment or protection of occupational safety, including those Laws relating to the storage, handling and use of Hazardous Substances (to the extent relating to exposure of Hazardous Substances) and Laws relating to the generation, processing, treatment, storage, transportation, disposal or management thereof and all regulations implementing the foregoing.

(m) “Environmental Matters” means (i) the terms of Article 3, (ii) Seller’s representations and warranties in Section 4.2, Section 4.15 and Section 4.25, (iii) Seller’s covenants and agreements pursuant to Section 6.3 and (iv) Purchaser’s rights and remedies under the R&W Insurance Policy.

(n) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(o) “Existing Credit Agreement” that certain Credit Agreement dated as of June 7, 2018 and amended on January 31, 2020 between Point Operating and Bank of Texas, N.A. (as amended).

(p) “Fraud” means actual and intentional fraud by a Party with respect to the making of the representations and warranties pursuant to Article 4 or Article 5 (as applicable); provided that such actual and intentional fraud of such Party shall only be deemed to exist if any of the individuals included on Subpart 1 of Schedule K (in the case of Seller) or Subpart 2 of Schedule K (in the case of Purchaser) had Knowledge of the breach or inaccuracy of any such representation(s) and/or warranty(ies) when made by such Party pursuant to Article 4 or Article 5 (as applicable), with the intent of inducing the other Party to enter into this Agreement and upon which such other Party has relied to its detriment (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory under applicable Law).

(q) “G&G Data” means all geological or geophysical information constituting proprietary data, studies, core samples, maps, related technical data and any other geological or geophysical information (in each case excluding any interpretations of Seller made with respect to such information as well as any seismic information of Seller) covering the Properties that Seller is not prohibited by agreement from transferring to Purchaser (other than any such information licensed from non-Affiliate Persons that cannot be transferred without additional consideration to such non-Affiliate Persons and for which Purchaser has not agreed (in its sole discretion) to pay such additional consideration).

(r) “GAAP” means United States generally accepted accounting principles, consistently applied.

(s) “Governmental Authority” means any national, state, county or municipal government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies, or other instrumentalities of any of them.

(t) “Hazardous Substance” shall mean (a) any “hazardous substance,” as defined by CERCLA; (b) any “hazardous waste” or “solid waste,” in either case as defined by the Resource Conservation and Recovery Act of 1976, as amended, or any applicable state counterpart; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, NORM or any contaminant or pollutant, as those terms are defined or regulated by, or that may form the basis for liability under, any Environmental Law; (d) asbestos containing materials in any form or condition; (e) NORM; (f) any polychlorinated biphenyls in any form or condition; or (g) methane or any other hazardous air pollutant which is so designated by the Clean Air Act or the U.S. Environmental Protection Agency.

(u) “Hedge” means any future derivative, swap, collar, put, call, cap, option or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk or the price of commodities, including Hydrocarbons or securities.

(v) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(w) “HSR Clearance” means, with respect to the sale by Seller of the Assets to Purchaser as contemplated by this Agreement, the expiration or termination of the waiting period under the HSR Act, or the granting of early termination of the waiting period under the HSR Act.

(x) “Hydrocarbons” means crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.

(y) “Income Taxes” means any income Taxes or Taxes based on profits, net profits, margin, revenues, gross receipts or similar measure.

(z) “Knowledge” (or “known” or other derivatives thereof) means, whether or not capitalized, (i) with respect to Seller, the actual knowledge, without any duty of inquiry or investigation, of any of the individuals listed in Subpart 1 of Schedule K, (ii) with respect to VTLE the actual knowledge, without any duty of inquiry or investigation, of any of the individuals listed in Subpart 2 of Schedule K, and (iii) with respect to NOG the actual knowledge, without any duty of inquiry or investigation, of any of the individuals listed in Subpart 3 of Schedule K.

(aa) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, writs, injunctions, requirements, judgments, and codes of Governmental Authorities.

(bb) “Material Consent” means a Consent by a third Person (i) that if not obtained prior to the assignment of an Asset (A) voids or nullifies (automatically or at the election of the holder thereof) the assignment, conveyance or transfer of such Asset, (B) terminates (or gives the holder thereof the right to terminate) any material rights in the Asset subject to such consent, or (C) requires payment of a fee or liquidated damages or (ii) that has affirmatively been denied in writing (except for any such consent that is otherwise waived in writing by Purchaser); provided, however, that “Material Consent” does not include (A) any consent or approval of Governmental Authorities customarily obtained after Closing, (B) any Consent which by its express terms cannot be unreasonably withheld, unless such Consent has been affirmatively denied in writing or (C) those Consents set forth on Schedule MC.

(cc) “Material Contract” means, to the extent binding on the Assets or Purchaser’s ownership thereof after Closing, any Contract which is one or more of the following types:

(i) Contracts between Seller, on the one hand, and any Affiliate of Seller, on the other hand, which will be binding on or otherwise burden Purchaser or any of the Assets after the Closing;

(ii) Contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons produced from or allocable to the Properties which are not cancelable without penalty to, or material payment by Seller, its Affiliates, or its or their permitted successors and assigns, on sixty (60) days’ or less prior written notice;

(iii) To the extent currently pending, Contracts to sell, lease, farmout, exchange, or otherwise dispose of all or any part of the Assets at any time from and after the Effective Date, but excluding conventional rights of reassignment upon intent to abandon any Asset;

(iv) Contracts for the gathering, treatment, processing, storage or transportation of Hydrocarbons, which are not cancelable without penalty to or material payment by Seller, its Affiliates, or its or their permitted successors and assigns, on sixty (60) days’ or less prior written notice;

(v) Contracts that are joint operating agreements, unit operating agreements, exploration agreements, development agreements, participation agreements, joint venture agreements, area of mutual interest agreements (or that contain area of mutual interest agreements or similar provisions), farmin agreements, farmout agreements, non-compete agreements, production sharing agreements, exchange agreements, pooling agreements or other similar agreements, including any agreement with any express drilling or development obligations to the extent the same have not been fully performed or fulfilled and would be binding on Purchaser and/or the Assets after Closing;

(vi) Contracts requiring Seller or its Affiliates to post guarantees, bonds, letters of credit or similar financial agreements;

(vii) Contracts that provide for a call upon, option to purchase or similar right with respect to any of the Assets (including any Hydrocarbons produced therefrom or allocated thereto);

(viii) Contracts that are sale lease-back agreements, indentures, loan agreements, credit agreements, security agreements, mortgages, promissory notes or similar financial agreements that will be binding on, or result in a lien or other encumbrance on, any of the Assets after the Closing;

(ix) Contracts for salt water or fresh water disposal, gathering, processing, transportation or other similar agreements, or any water rights or water source agreements, which are not cancelable without penalty to or material payment by Seller, its Affiliates, or its or their permitted successors and assigns, on sixty (60) days’ or less prior written notice;

(x) Contracts containing “tag-along” or “drag-along” rights, preferential rights or other similar rights of, or applicable to, any Person, including, without limitation, any “change of control” or other similar provision;

(xi) Contracts that constitute a lease under which Seller is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty or material payment upon sixty (60) days’ or less prior written notice and (B) involves (x) an annual base rental of more than One Hundred Thousand Dollars ($100,000) or (y) the payment of more than One Hundred Thousand Dollars ($100,000) in the aggregate (net to Seller’s interest);

(xii) All other Contracts that can reasonably be expected to involve aggregate payments by, or aggregate proceeds or revenues to, Seller or any of its Affiliates in excess of One Hundred Thousand Dollars ($100,000) during the current year or any subsequent fiscal year; and

(xiii) All Contracts with respect to G&G Data.

(dd) “Net Acre” means, as calculated separately with respect to each Lease identified on Schedule 2.2 as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease), (i) the number of gross acres of land covered by such Lease, multiplied by (ii) the lessor’s undivided interest in the Hydrocarbons in the lands covered by such Lease, multiplied by (iii) Seller’s Working Interest in such Lease; provided, however, if items (ii) and (iii) vary as to different areas of the lands or depths covered by such Lease, a separate calculation shall be performed with respect to each such area.

(ee) “Net Revenue Interest” means, (i) with respect to any Well, Seller’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Well from (A) if applicable, those formations from which such Well is currently producing (or intended to be producing), (B) with respect to a Well that is not currently producing, but that has previously produced, the last depth or formation at which it produced, or (C) with respect to a Well that has not yet produced, the applicable Target Interval(s), or (ii) with respect to the applicable Target Interval(s) as to any Lease (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease), Seller’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Lease with respect to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease), in each case of items (i) and (ii), after giving effect to all Royalties.

(ff) “NOG Assets” means an undivided 20% of all right, title and interest in and to the Specified Assets.

(gg) “Non-Disclosure Agreements” means (i) that certain Confidentiality and Non-Disclosure Agreement dated as of January 11, 2024, by and between Point Petroleum and VTLE and (ii) that certain Confidentiality and Non-Disclosure Agreement dated as of February 1, 2024, by and between Point Petroleum and NOG.

(hh) “Ordinary Course Development Plan” means Seller’s development plan with respect to the ordinary course drilling and completion operations for the Assets, in each case, from the Execution Date through the Extended Outside Date, set forth on Schedule 6.3 – Part A.

(ii) “Ordinary Course Deviations” means (i) any delays due to force majeure events, downhole conditions, impenetrable substances or other events or matters that are not within the reasonable control of Seller after the exercise of diligent and reasonable efforts or (ii) any ordinary course deviations with respect to the wells and completion set forth in the Ordinary Course Development Plan only after consultation with Purchaser.

(jj) “Ordinary Course Operations” means the drilling, completing, reworking, equipping operations and other operations with respect to the Assets set forth in the Ordinary Course Development Plan.

(kk) “Overhead Costs” means $870,000.00 per month (prorated in partial months).

(ll) “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

(mm) “Point Indemnitees” means Point Management, Point Permian, any Person that directly or indirectly Controls Point Management and/or Point Permian and any of the respective Representatives of any of the foregoing Persons.

(nn) “Property Costs” means, without duplication, all ordinary course operating expenses (including costs of insurance (solely to the extent any such insurance costs are premiums that are paid with respect to the period of time between the Effective Date and the Closing Date), and overhead costs charged by any Third Party operator of any of the Assets) pursuant to an applicable joint operating agreement and capital expenditures, including bonuses, broker fees, and other Lease acquisition costs to the extent such bonuses, broker fees, and other Lease acquisition costs are paid and/or incurred in accordance with Section 6.3 and/or set forth on Schedule 6.3 - Part A, in each case, paid or payable to Third Parties and incurred in the ownership and operation of the Assets in the ordinary course of business, including, for the avoidance of doubt, any costs or expenses incurred under any master services agreements for work or services related to the Assets but excluding (without limitation), in each case, any and all liabilities, losses, costs, expenses, and Damages arising out of or otherwise attributable or related to:

(i) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law;

(ii) obligations to plug and/or abandon wells, dismantle, decommission or remove facilities or any other Asset;

(iii) obligations to remediate any contamination of groundwater, surface water, soil, sediments, or Equipment or that otherwise affect or reflate to any of the Assets;

(iv) (A) all title examination and curative matters (including any title examination and/or curative costs) paid or incurred in connection with, or with respect to, any Title Defects asserted pursuant to this Agreement or with respect to curing any breach of any of Seller’s representations or warranties, including claims that Leases have terminated, and (B) all environmental matters, claims and/or obligations, including to remediate any contamination of water or personal property, or restore the surface around such wells, facilities or personal property, including under applicable Environmental Laws (including Environmental Defect claims asserted pursuant to this Agreement);

(v) obligations to pay working interests, Royalties, and other revenues or proceeds attributable to sale of Hydrocarbons to Third Parties (including any applicable Suspense Funds and escheat related thereto), as well as claims of improper calculation or payment of same;

(vi) gas balancing and other production balancing obligations;

(vii) any Casualty Loss (including any mitigation, repair, replacement or restoration costs related thereto);

(viii) Taxes (including Asset Taxes);

(ix) obligations with respect to Hedges;

(x) obligations to pay (A) any rentals, shut-in royalties or other similar lease maintenance payments, (B) any bonuses, broker fees and other Lease acquisition costs, costs of drilling and completing wells and costs of acquiring equipment that are not paid and/or incurred in accordance with Section 6.3 and (C) any transfer or similar fees associated with the assignment of the Assets from Seller to Purchaser pursuant to this Agreement;

(xi) any of the Retained Obligations;

(xii) any general and administrative and/or overhead costs that are not (A) charged by Third Parties pursuant to an applicable joint operating agreement or (B) covered by the Overhead Costs adjustment contained in Section 2.3(f)(iii); and

(xiii) any claims for indemnification, contribution, or reimbursement from any Third Party with respect to liabilities, losses, costs, expenses and Damages of the type described in preceding clauses (i) through (xii), whether such claims are made pursuant to contract or otherwise.

(oo) “Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Sections 5.1, 5.2, 5.3, 5.4(a), 5.10 and 5.12.

(pp) “Purchaser Group” means Purchaser and its Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and Representatives.

(qq) “Purchaser Material Adverse Effect” means, with respect to either VTLE or NOG, as applicable, any event, condition, change, development, circumstance or set of facts that, individually or in the aggregate with any other such events, conditions, changes, developments, circumstances or sets of facts, has, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, financial condition or results of operations of such Purchaser, or (b) the ability of such Purchaser to consummate the Transactions contemplated hereby; provided, however, that the term “Purchaser Material Adverse Effect” shall not include effects (except in the case of clauses (i) through (vi) and (viii) below, to the extent such effects have, have had or would reasonably be expected to have, a disproportionate materially adverse impact on such Purchaser relative to other Persons operating in the same industry and geographic area in which such Purchaser operates) resulting from (i) general changes in oil and gas prices; (ii) general changes in economic or political conditions or markets; (iii) changes in condition or developments (including changes in applicable Law) generally applicable to the oil and gas industry; (iv) acts of God, including storms and natural disasters; (v) acts or failures to act of Governmental Authorities (where not caused by the willful or negligent acts of such Purchaser or its Affiliates); (vi) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, civil unrest or similar disorder or terrorist acts; (vii) any occurrence, condition, change, event or effect resulting from or relating to the announcement or pendency of the Transactions; (viii) any change in GAAP, or in the interpretation thereof; (ix) any epidemic, pandemic, or widespread disease outbreak (including the COVID-19 virus), or, in each case, any changes, restrictions or additional health or security measures imposed by a Governmental Authority in connection therewith; and (x) any occurrence, condition, change, event or effect resulting from (A) the announcement of the Transactions, or (B) actions expressly required by this Agreement or expressly at or with the written consent of Seller.

(rr) “Purchaser Pro Rata Share” means, with respect to (a) VTLE, 80%, and (b) NOG, 20%.

(ss) “R&W Insurance Policy” means the hard-staple representations and warranties insurance policy to be purchased and bound by Purchaser prior to Closing, attached hereto as an exhibit to the binder agreement attached as Exhibit D.

(tt) “Reasonably Prudent Owner Standard” means conducting the ownership, operation and use of the Assets in a manner as would otherwise be owned, operated and/or used by a reasonably prudent owner and/or operator of assets similar to the applicable Asset(s) and located in the same geographic area as such Asset(s).

(uu) “Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective directors, officers, partners, investors, members, managers, employees, financing sources, agents and advisors (including attorneys, accountants, consultants, bankers, financial advisors, brokers, and any representatives of those advisors).

(vv) “Royalties” means all royalties, overriding royalties, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, reversionary interests and other royalty burdens and other similar interests payable out of production of Hydrocarbons from or allocated to the Properties or the proceeds thereof to third Persons.

(ww) “Seller Fundamental Representations” means the representations and warranties of Seller set forth in Sections 4.1(a), 4.1(b), 4.1(c), 4.1(d)(i), 4.9 and 4.10.

(xx) “Seller Material Adverse Effect” means any event, condition, change, development, circumstance or set of facts that, individually or in the aggregate with any other such events, conditions, changes, developments, circumstances or sets of facts, has, has had or would reasonably be expected to have, a material adverse effect on (a) the ownership, operation, or financial condition of the Assets, taken as a whole, or (b) the ability of Seller to consummate the Transactions contemplated hereby; provided, however, that the term “Seller Material Adverse Effect” shall not include effects (except in the case of clauses (i) through (vi) and (viii) below, to the extent such effects have, have had or would reasonably be expected to have, a disproportionate materially adverse impact on (x) Seller relative to other Persons operating in the same industry and geographic area in which Seller operates or (y) the Assets relative to similar Assets within the same geographic area in which the Assets are located) resulting from (i) general changes in oil and gas prices; (ii) general changes in economic or political conditions or markets; (iii) changes in condition or developments (including changes in applicable Law) generally applicable to the oil and gas industry; (iv) acts of God, including storms and natural disasters; (v) acts or failures to act of Governmental Authorities (where not caused by the willful or negligent acts of Seller or its Affiliates); (vi) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, civil unrest or similar disorder or terrorist acts; (vii) any occurrence, condition, change, event or effect resulting from or relating to the announcement or pendency of the Transactions; (viii) any change in GAAP, or in the interpretation thereof; (ix) any epidemic, pandemic, or widespread disease outbreak (including the COVID-19 virus), or, in each case, any changes, restrictions or additional health or security measures imposed by a Governmental Authority in connection therewith and (x) any occurrence, condition, change, event or effect resulting from (A) the announcement of the Transactions, or (B) actions expressly required by this Agreement or expressly at or with the written consent of Purchaser.

(yy) “Seller Taxes” means any and all (i) Income Taxes imposed by any applicable Laws on Seller or any of its Affiliates or any affiliated, combined, consolidated, unitary or similar group with respect to Taxes of which any of the foregoing is or was a member, (ii) Asset Taxes allocated to Seller pursuant to Section 9.1 (taking into account, and without duplication of, (A) such Asset Taxes effectively borne by Seller as a result of the adjustments to the Purchase Price pursuant to Section 2.3 or Section 11.5, as applicable, and (B) any payments made by Seller pursuant to Section 9.2) that are not yet due as of the Closing Date, (iii) Taxes imposed on or with respect to the ownership or operation of the Excluded Assets, and (iv) Taxes (other than Asset Taxes and Taxes described in clauses (i) or (iii) of this definition) imposed on or with respect to the acquisition, ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom for any Tax period (or portion of any Straddle Period) ending before the Effective Date.

(zz) “Specified Assets” means all right, title and interest in and to the Assets other than the VTLE Only Assets.

(aaa) “Specified Operations” has the meaning set forth on Schedule 2.3(k).

(bbb) “Specified Operations Threshold” has the meaning set forth on Schedule 2.3(k).

(ccc) “Straddle Period” means any Tax period beginning before and ending on or after the Effective Date.

(ddd) “Suspense Funds” means all positive funds held in suspense (including positive funds held in suspense for unleased interests) by Seller or its Affiliates that are attributable to the Assets.

(eee) “Target Interval” has the meaning set forth in Schedule TI.

(fff) “Tax” or “Taxes” means (a) all U.S. federal, state, local and non-U.S. income, branch profits, license, payroll, employment, social security, unemployment, disability, profits, franchise, sales, use, ad valorem, property, severance, production, conservation, environmental, fuel, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer or withholding taxes, including any interest, penalty or addition thereto, whether disputed or not, and (b) liabilities in respect of any item described in clause (a) above that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of participation in a consolidated, combined or unitary tax return) or otherwise.

(ggg) “Tax Return” means any return, declaration, report, claim for refund, election certificate, information return, statement, or any other similar document relating to Taxes, including any schedule or attachment thereto and any amendment thereof or modification or supplement thereto.

(hhh) “Third Party” means any Person other than Seller and Purchaser and their respective Affiliates.

(iii) “Title Matters” means (i) the terms of Article 3, (ii) the special warranty of Defensible Title in Section 4.24, (iii) Seller’s representations and warranties in Sections 4.2, 4.6(a), 4.8, 4.11(a), 4.12, 4.13(b), 4.17 and 4.22(b), (iv) Seller’s covenants and agreements pursuant to Section 6.3 and (v) Purchaser’s rights and remedies under the R&W Insurance Policy.

(jjj) “Transaction Agreements” means this Agreement and each other agreement or instrument to be executed and delivered pursuant hereto at the Closing.

(kkk) “Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements.

(lll) “Transfer Taxes” means any excise, sales, transfer, stamp, documentary, registration, use, filing, conveyance, recording or other similar Taxes or fees, and costs or expenses of preparing and filing any related Tax Returns, incurred as a result of or with respect to the sale of the Assets pursuant to this Agreement.

(mmm) “Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached hereto as Exhibit C, to be executed and delivered by VTLE and Point Operating at Closing.

(nnn) “Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury, whether in proposed, temporary or final form.

(ooo) “Unapproved Exception” means, with respect to any Lease as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease), Well or other applicable Asset, as applicable, any fact(s), circumstance(s), or other matter(s) that, individually or in the aggregate, (i) operate to reduce Seller’s Net Revenue Interest for any Lease or Well to an amount below the Net Revenue Interest set forth in Schedule 2.2 for such Lease or Well, (ii) operate to increase Seller’s Working Interest for any Lease or Well to an amount greater than the Working Interest set forth in Schedule 2.2 for such Lease or Well (in each case, except to the extent the Net Revenue Interest for such Lease or Well is greater than the Net Revenue Interest set forth in Schedule 2.2 as applicable, for such Lease or Well in the same or greater proportion as the cumulative increase in Seller’s Working Interest therefor), (iii) with respect to a Lease only, result in the amount of Net Acres covered by or attributable to Seller’s interest in and to such Lease to be less than the amount of Net Acres set forth for such Lease on Schedule 2.2 or (iv) impair, or would reasonably be expected to impair, in any material respect, the ownership, operation, and/or use of the affected Asset(s) subject thereto or affected thereby as currently owned, operated and/or used by Seller or any of its Affiliates or in accordance with the Reasonably Prudent Owner Standard, as applicable.

(ppp) “Vortus Indemnitees” means Vortus Investments II, LP, Vortus, any Person that directly or indirectly Controls Vortus Investments II, LP and/or Vortus and any of the respective Representatives of any of the foregoing Persons, but excluding any Person that is a portfolio company of any of the foregoing and any Person that is Controlled by any such portfolio company.

(qqq) “VTLE Assets” means (a) an undivided 80% of all right, title and interest in and to the Specified Assets, and (b) all right, title and interest in and to the VTLE Only Assets.

(rrr) “VTLE Only Assets” means (a) all Contracts included in the Assets other than the Contracts set forth on Exhibit A-9, (b) the Permits described in clause (vii) of the definition of Assets, (c) the Rights of Way, and (d) the materials and inventory described on Exhibit A-10.

(sss) “Working Interest” means, with respect to any Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well (as to those formations in which (as applicable) (i) if applicable, such Well is currently producing (or for a Well that has been drilled or is being drilled but that is not completed, intended to be producing), (ii) if such Well is not currently producing, but that has previously produced, the last depth or formation at which it produced, or (iii) if such well has not yet produced, the applicable Target Interval(s)), the interest (expressed as a percentage or a decimal) that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations for, on or in connection with such Lease (solely with respect to the applicable Target Interval(s) and expect as otherwise expressly set forth in Schedule 2.2 with respect to such Lease), or Well (solely with respect to those formations in which such Well is currently producing (or for a Well that has been drilled or is being drilled but that is not completed, intended to be producing), or if such Well is not currently producing, but that has previously produced, the last depth or formation from which it produced), in each case, without regard to the effect of any Royalties.

1.3 Excluded Assets. Notwithstanding anything to the contrary in Section 1.2 or elsewhere in this Agreement, the “Assets” shall not include any rights with respect to the Excluded Assets. “Excluded Assets” means the following:

(a) the Excluded Records;

(b) any interpretations of Seller made with respect to any G&G Data, as well as copies of the Records retained by Seller pursuant to Section 12.5, including, for the avoidance of doubt, copies of all geological, geophysical and similar data and studies other than any such data and/or studies constituting or included in the G&G Data;

(c) Assets excluded from this Agreement pursuant to Sections 3.4(a), 3.7(d), 3.7(e), 3.12 or 3.13;

(d) subject to Section 11.5(b), all contracts of insurance and all claims, rights and interests of Seller or any Affiliate of Seller (i) under any policy or agreement of insurance or indemnity agreement, (ii) under any bond or security instrument, or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of an Asset prior to the Effective Date and to the extent not related to any of the Assumed Obligations;

(e) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, logos, trademarks, trade names, and other intellectual property;

(f) except for the Field Office, Seller’s interests in offices, office leases and buildings;

(g) any leased equipment and other leased personal property of Seller if such equipment or property, or the Contract pursuant to which it was leased, is not freely transferrable without payment of a fee or other consideration, unless Purchaser has agreed in writing to pay such fee or consideration;

(h) except to the extent described in sub-clause (xi) of the definition of “Assets” or otherwise related to any Assumed Obligation, all indemnity and contribution rights, rights under any Contracts and all other rights and claims of Seller or any Affiliate of Seller against any Third Party to the extent related or attributable to, periods on or prior to the Effective Date (including claims for adjustments or refunds with respect to amounts paid or incurred by Seller);

(i) except to the extent described in sub-clause (xi) of the definition of “Assets” or otherwise related to any Assumed Obligation, all audit rights, and rights to reimbursement with respect to, all costs and revenues associated with joint interest audits and other audits of Property Costs covering periods prior to the Effective Date, which adjustments arising from such audits are paid or received prior to the Cut-Off Date; provided, however, that such audit rights and rights to reimbursement shall be deemed to be included within the Assets for all purposes from and after the Cut-Off Date (unless any applicable joint interest audit is initiated by a Third Party prior to the Cut-Off Date, in which case such audit rights (solely with respect to the subject matter of any such joint interest audit) shall not terminate on the Cut-Off Date and shall continue until reasonably resolved);

(j) any refunds, claims for refunds or rights to receive refunds from any Governmental Authority or loss carryforwards or credits with respect to (i) Asset Taxes allocable to Seller pursuant to Section 9.1, (ii) Income Taxes imposed by any applicable Law on Seller or (iii) any Taxes attributable to the Excluded Assets;

(k) refunds relating to the overpayment of royalties by or on behalf of Seller to any Governmental Authority, to the extent relating to royalties paid with respect to Hydrocarbon production prior to the Effective Date, whether received before, on, or after the Effective Date; provided, however, that such refunds shall be deemed to be included within the Assets for all purposes if received (or if any such refund becomes receivable) from and after the Cut-Off Date;

(l) except with respect to Equipment located at, on or in the Field Office, all office equipment, computers, cell phones, pagers and other hardware, personal property, and equipment that relate primarily to Seller’s business generally, even if otherwise relating to the business conducted by Seller with respect to the Assets;

(m) subject to Section 2.4 and except as otherwise related to any Assumed Obligations, all trade credits, accounts receivable, take-or-pay amounts receivable, and other receivables and general intangibles, and all other proceeds or revenues of Seller or its Affiliates attributable to the Assets, to the extent attributable to the Assets for periods of time prior to the Effective Date;

(n) whether or not relating to the Assets, any master service agreements, drilling contracts not listed in Schedule 4.5, or similar service contracts;

(o) Seller’s vehicles;

(p) all Hedges of any Seller or any of its Affiliates; and

(q) any other assets, contracts or rights which are specifically identified or described on Schedule 1.3.

ARTICLE 2

PURCHASE PRICE

2.1 Purchase Price.

(a) Subject to the terms and conditions set forth in this Agreement, the total purchase price to be paid for the Assets shall consist of cash in the amount of One Billion One Hundred Million and NO/100 Dollars ($1,100,000,000) (such amount of cash, the “Unadjusted Purchase Price”), adjusted as provided in Section 2.3 (the Unadjusted Purchase Price as so adjusted pursuant to Section 2.3, the “Purchase Price”).

(b) No later than one (1) Business Day following the Execution Date, Purchaser shall deliver or cause to be delivered to an account (the “Deposit Escrow Account”) at JP Morgan Chase, N.A. (the “Escrow Agent”), a wire transfer in the amount equal to ten percent (10%) of the Unadjusted Purchase Price in same-day funds (such amount, the “Deposit”) to be held, invested, and disbursed in accordance with the terms of this Agreement and an escrow agreement dated as of the Execution Date among Seller, NOG, VTLE, and Escrow Agent (the “Deposit Escrow Agreement”).

2.2 Allocated Values. Schedule 2.2 sets forth the agreed allocation of the Unadjusted Purchase Price among the Assets. The “Allocated Value” for any Well or Lease (as to each applicable Target Interval) equals the portion of the Unadjusted Purchase Price that is allocated to such Well or Lease (as to each applicable Target Interval) on Schedule 2.2. Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values.

2.3 Adjustments to Purchase Price. The Unadjusted Purchase Price shall be adjusted as follows (without duplication), but (x) in the case of Sections 2.3(c), 2.3(d) and 2.3(e), only to the extent identified on or before the Cut-Off Date; and (y) in the case of Section 2.3(f), only to the extent paid or received, as applicable, on or before the Cut-Off Date:

(a) decreased in accordance with Section 3.8;

(b) decreased as a consequence of Assets (or any portions thereof) excluded from the transactions contemplated by this Agreement as set forth in Sections 3.4(a), 3.7(d), 3.7(e), 3.12(c) or 3.13;

(c) with respect to production, pipeline, storage, processing, or other imbalances or overlifts, (i) decreased (for amounts owed by Seller or any of its Affiliates to any Third Party as of the Effective Date) or (ii) increased (for amounts owed by any Third Party to Seller or any of its Affiliates as of the Effective Date), as applicable, (A) in the case of gaseous Hydrocarbons, to the extent the applicable Contract provides for cash balancing, the actual cash balance amount determined to be due to such Party, otherwise on the basis of $0.17 per MMBtu, multiplied by the amount of imbalance in MMBtu, and (B) in the case of liquid Hydrocarbons (other than NGLs), to the extent the applicable Contract provides for cash balancing, the actual cash balance amount determined to be due to such Party, otherwise on the basis of $80.41 per barrel, multiplied by the amount of the imbalance in barrels (in each case of sub-clauses (i) and (ii) hereof, net of any (x) Royalties; (y) gathering, processing, compression, transportation, marketing and other similar costs and expenses paid or that would be payable in connection with sales of oil, gas, or other Hydrocarbons) or (C) by an amount agreed to in writing by the Parties;

(d) increased by the aggregate amount of Seller’s share of any merchantable Hydrocarbon inventories produced from or credited to the Properties in storage (including line fill and tank bottoms) included in the Assets upstream of delivery points to the relevant purchasers on the Effective Date and based on the quantities in such storage tanks as of the Effective Date (solely to the extent such Hydrocarbon inventories are not sold prior to the Closing Date), multiplied by the Contract price therefor, or, if there is no applicable Contract, (A) in the case of gaseous Hydrocarbons, multiplied by $0.17 per MMBtu, or (B) in the case of liquid Hydrocarbons (other than NGLs), multiplied by $80.41 per barrel, (in each case, net of any (x) Royalties; and (y) gathering, processing, compression, transportation, marketing and other similar costs and expenses paid or that would be payable in connection with sales of oil, gas, or other Hydrocarbons); provided, however, that their shall be no upward adjustment to the Unadjusted Purchase Price attributable to line fill and tank bottoms in excess of the amounts set forth in Schedule 4.7 as of the Execution Date;

(e) increased by the net amount of all expenses prepaid prior to the Effective Date but attributable to periods from and after the Effective Date (including prepaid insurance costs (solely to the extent attributable to the period between the Effective Date and Closing only), bonuses; rentals; and cash calls to Third Party operators) which have been paid or economically borne by Seller or its Affiliates (solely if, and to the extent, any of the foregoing (i) constitute Property Costs hereunder and (ii) do not exceed the aggregate amount set out in Schedule 2.3(e) with respect to costs and expenses attributable to the period between the Effective Date and Closing by more than 110% (unless Purchaser has expressly approved any such excess amounts in writing); provided that such cap does not limit or affect any other adjustments under this Section 2.3);

(f) without limiting Seller’s rights to indemnification under Article 11, adjusted for proceeds, revenues and other income attributable to the Assets, Property Costs, and certain other costs attributable to the Assets as follows:

(i) decreased by an amount equal to the aggregate amount of the following proceeds and/or revenues received by Seller or any of its Affiliates:

(A) amounts earned from the sale, during the period from and including the Effective Date up to but excluding the Cut-Off Date (the “Adjustment Period”), of Hydrocarbons produced from, or attributable or allocable to, the Properties (net of any (x) Royalties and (y) gathering, processing, compression, transportation, marketing and other similar costs and expenses paid by or behalf of Seller in connection with sales of oil, gas, or other Hydrocarbons that are not included as Property Costs under Section 2.3(f)(iii); excluding the effects of Hedges); and

(B) other income earned with respect to the Assets during the Adjustment Period;

(ii) increased by an amount equal to the aggregate amount of the following proceeds and/or revenues received by Purchaser or any of its Affiliates:

(A) amounts earned from the sale, prior to the Adjustment Period, of Hydrocarbons produced from, or attributable or allocable to, the Properties (net of any (x) Royalties and (y) gathering, processing, compression, transportation, marketing and other similar costs and expenses paid by or behalf of Seller in connection with sales of oil, gas, or other Hydrocarbons that are not included as Property Costs under Section 2.3(f)(iii)); and

(B) other income earned with respect to the Assets prior to the Adjustment Period;

(iii) increased by an amount equal to the Overhead Costs for the period between the Effective Date and the Closing Date; and

(iv) increased by an amount equal to the amount of all Property Costs (including, but without limitation of the adjustment in Section 2.3(k), the costs and expenses incurred by Seller in relation to the Specified Operations set out in Schedule 2.3(k) up to the Specified Operations Threshold) (“Specified Operations Costs”) which are incurred by Seller in the ownership and operation of the Assets from and after the Effective Date and paid to Third Parties or that are otherwise economically borne by or on behalf of Seller or any of its Affiliates on or prior to the Cut-Off Date, except, in each case, any costs already deducted in the determination of proceeds in Section 2.3(f)(i);

(g) decreased by the amount of Suspense Funds at the Closing, and any interest accrued in escrow accounts for such Suspense Funds;

(h) increased by the amount of Asset Taxes allocated to Purchaser pursuant to Section 9.1 but paid or otherwise economically borne by Seller (or any of its Affiliates);

(i) decreased by the amount of Asset Taxes allocated to Seller pursuant to Section 9.1 but paid or otherwise economically borne by Purchaser (or any of its Affiliates);

(j) to the extent applicable, as set forth in Schedule 2.3(j);

(k) to the extent applicable, as set forth in Schedule 2.3(k); and

(l) increased or decreased by any other amount agreed to by the Parties in writing.

2.4 Certain Ordinary-Course Costs and Revenues.

(a) With respect to revenues earned or Property Costs incurred with respect to the Assets prior to the Effective Date but received or paid, as applicable, after the Effective Date:

(i) Subject to the terms of this Section 2.4, Seller shall be entitled to all amounts earned from the sale, during the period up to but excluding the Effective Date, of Hydrocarbons produced from, or attributable or allocable to, the Properties, which amounts are received after Closing but prior to the Cut-Off Date (net of any (A) gathering, processing, compression, transportation, marketing and other similar costs and expenses paid in connection with sales of Hydrocarbons that are not included as Property Costs under Section 2.4(a)(ii); and (B) Property Costs that are deducted by the purchaser of production), and to all other income earned with respect to the Assets up to but excluding the Effective Date and received after Closing but on or before the Cut-Off Date. For clarity, such amounts and income received by Seller prior to Closing shall be deemed to constitute Excluded Assets for all purposes of this Agreement.

(ii) Seller shall be responsible for (by payment, through the adjustments to the Purchase Price under this Agreement or otherwise) and entitled to any refunds and indemnities with respect to, all Property Costs incurred prior to the Effective Date and all Specified Operations Costs; provided, however, that Seller’s responsibility for and entitlements to, as applicable, the foregoing shall terminate on the Cut-Off Date.

(b) Purchaser shall be entitled to all amounts earned from the sale, during the period from and after the Effective Date of Hydrocarbons produced from, or attributable or allocable to, the Properties and after the Cut-Off Date the amounts described in Section 2.4(a)(i), and to all other income earned with respect to the Assets from and after the Effective Date, and shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred from and after the Effective Date (including the Specified Operations Costs, subject to Schedule 2.3(k)) and after the Cut-Off Date the amounts described in Section 2.4(a)(i). Any such entitlement to revenues or responsibility for costs discussed in this Section 2.4(b) shall expressly be shared severally and not jointly by VTLE and NOG on the basis of their respective Purchaser Pro Rata Shares.

(c) Notwithstanding anything herein to the contrary, without duplication of any adjustments made pursuant to Section 2.3, should Purchaser or any Affiliate of Purchaser receive after Closing, but on or before the Cut-Off Date, any proceeds or other income to which Seller is entitled under Section 2.4(a), Purchaser shall fully disclose, account for, and promptly remit the same to Seller.

(d) Notwithstanding anything herein to the contrary, without duplication of any adjustments made pursuant to Section 2.3, should VTLE, NOG or any Affiliate of VTLE or NOG pay after Closing, but on or before the Cut-Off Date, any Property Costs for which Seller is responsible under Section 2.4(a), the applicable Purchaser shall be reimbursed by Seller as promptly as reasonably practicable after receipt of an invoice therefor (regardless of whether such invoice is delivered to Seller before, on or after the Cut-Off Date), accompanied by copies of the relevant vendor or other invoice and proof of payment thereof. Notwithstanding any other provisions of this Agreement to the contrary, Seller shall be entitled to retain (and Purchaser shall not be entitled to any decrease to the Purchase Price in respect of) all overhead charges Seller has actually collected from Third Party working interest owners, whether billed before or as of the Execution Date or which shall be billed later, relating to the Assets operated by Seller or its Affiliates and relating to the period from the Effective Date until such time as operatorship thereof is transferred or relinquished by Seller or its applicable Affiliate.

(e) Notwithstanding anything herein to the contrary, without duplication of any adjustments made pursuant to this Article 2, should Seller or any Affiliate of Seller receive after Closing any amounts earned from the sale of Hydrocarbons produced from, or attributable or allocable to, the Properties or other income earned with respect to the Assets for the period of time from and after the Effective Date, Seller shall fully disclose, account for, and promptly remit the same to VTLE and NOG in accordance with their respective Purchaser Pro Rata Shares.

(f) Notwithstanding anything herein to the contrary, Seller shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from, or attributable or allocable to, the Properties and other income earned with respect to the Assets, and no further responsibility for Property Costs incurred with respect to the Assets, to the extent (i) an invoice for such amounts has not been received or paid by Purchaser, Seller or any of their respective Affiliates and (ii) a claim for such amounts has not been made, in each case, respectively, on or before the Cut-Off Date.

(g) All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid or received under this Agreement.

(h) Within thirty (30) days after the end of each calendar month from and after the Closing (including the calendar month in which the Closing occurs) until the Final Adjustment Date, Seller and Purchaser shall (x) determine in good faith the aggregate net amount of (i) all income, proceeds, receipts and credits received by each party during such calendar month to which the other party is entitled under this Section 2.4, and (ii) all Property Costs for which each party is responsible under Section 2.4 but were paid by the other party during such calendar month and (y) true-up such aggregate net amount between the parties as follows: (A) if such netting and true-up results in a net amount payable by Purchaser to Seller, then Purchaser shall pay to Seller such amount, and (B) if such netting and true-up results in a net amount payable by Seller to Purchaser, then Seller shall pay to VTLE and NOG such amount in accordance with their respective Purchaser Pro Rata Shares.

2.5 Procedures.

(a) For purposes of allocating production (and accounts receivable with respect thereto) under Section 2.3 and Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline flange connecting into the tank batteries related to each Well or, if there are not storage facilities, when they pass through the LACT meter or similar meter at the entry point into the pipelines through which they are transported from such Well, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. Seller shall use reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging or strapping data are not available.

(b) Surface use or damage fees, insurance premiums (and refunds thereof), and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before, or on or after, the Effective Date, but, notwithstanding anything to the contrary in this Agreement, prepaid insurance premiums that constitute Property Costs shall only be Purchaser’s responsibility to the extent attributable to the period of time between the Effective Date and the Closing Date.

(c) After Closing, Purchaser shall handle all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible under Section 2.4, provided that, prior to the Cut-Off Date, Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable, or any compromise of any audit claims to which Seller would be entitled, without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed (and which shall be deemed granted if not affirmatively withheld within five (5) Business Days following receipt of Purchaser’s request therefor). Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser and relating to periods for which Seller is partially responsible.

(d) “Earned” and “incurred,” as used in Section 2.4 and Section 2.3, shall be interpreted in accordance with accounting recognition guidance under GAAP.

2.6 Withholding. Purchaser and any other applicable withholding agent shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable under this Agreement to Seller such amounts as may be required to be deducted or withheld therefrom under the Code or any other applicable Law; provided that Purchaser will (a) notify Seller of any anticipated withholding no later than five (5) Business Days prior to the day on which the applicable consideration is payable or deliverable to, as applicable, Seller, (b) consult with Seller in good faith to determine whether such deduction and withholding is required under applicable Law and (c) reasonably cooperate with Seller to minimize the amount of any applicable withholding. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE 3

TITLE AND ENVIRONMENTAL MATTERS

3.1 Purchaser’s Title Review.

(a) From and after the Execution Date, and pursuant and subject to the terms of Sections 6.1 and 6.4, Purchaser shall have the right to conduct a review of Seller’s title to the Assets. The sole and exclusive remedies of the Purchaser Group with respect to any Title Defects or other deficiencies or defects in Seller’s Defensible Title to the Properties (i) prior to Closing shall be pursuant to the Title Matters and the condition to Closing set forth in Section 7.1(d) (together with any rights and remedies of Purchaser set forth in this Agreement with respect to such condition) and (ii) after Closing shall be under the R&W Insurance Policy.

(b) Purchaser’s rights with respect to title to the Properties pursuant to this Article 3 are limited to the Properties, and, except with respect to, and without limitation of the Title Matters, Seller hereby expressly disclaims and negates any and all other warranties of title whatsoever, whether express, implied, statutory, or otherwise.

(c) The Assignment and Bill of Sale to be executed and delivered by the Parties at Closing (the “Assignment and Bill of Sale”) shall be in the form attached hereto as Exhibit B-1. The Mineral Deed to be executed and delivered by the Parties at Closing (the “Mineral Deed”) shall be in the form attached hereto as Exhibit B-2.

3.2 Definition of Defensible Title.

(a) As used in this Agreement, the term “Defensible Title” means that record title (including title evidenced by unrecorded written instruments that are awaiting recording with the applicable Governmental Authority if (x) such unrecorded written instruments are identified on Schedule 3.2(a) as of the Execution Date,(y) each Property that is affected by or related to each such unrecorded written instrument is identified on Schedule 3.2(a) as of the Execution Date and (z) Seller has made available to Purchaser reasonable evidence of the proper filing of each such unrecorded written instrument for recording with the applicable Governmental Authority) or beneficial title (solely in the case of contractual interests held pursuant to any applicable joint operating agreement, unit agreement or similar agreement) of Seller in and to the Leases (with respect to the applicable Target Interval(s) unless otherwise expressly set forth on Schedule 2.2 with respect to a particular Lease) and Wells (with respect to those formations in which a particular Well is currently producing (or for a Well that has been drilled or is being drilled but that has not been completed, intended to be producing), or if such Well is not currently producing, but has previously produced, the last depth or formation from which it produced) shown on Schedule 2.2 which, as of the Effective Date, the Defect Claim Date and the Closing Date, and subject to and except for Permitted Encumbrances:

(i) with respect to each Well set forth on Schedule 2.2, entitles Seller to not less than the Net Revenue Interest set forth in Schedule 2.2 for such Well throughout the productive life thereof, except (A) decreases in connection with those operations in which Seller may elect after the Execution Date to be a non-consenting co-owner (if, and solely to the extent, such election is otherwise permissible under and made in compliance with the terms of the Agreement), (B) decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elect, after the Execution Date, not to consent, (C) decreases resulting from the establishment or amendment, after the Execution Date, of pools or units (if, and solely to the extent, such establishment or amendment thereof is otherwise permissible under and conducted in compliance with the terms of this Agreement), (D) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, and (E) as otherwise expressly stated in Schedule 2.2;

(ii) with respect to each Well set forth on Schedule 2.2, obligates Seller to bear a Working Interest for such Well, as applicable, that is not greater than the Working Interest set forth in Schedule 2.2 for such Well without increase throughout the productive life of such Well, except (A) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or applicable Law, (B) increases that are accompanied by at least a proportionate increase in Seller’s (or its successor’s or assign’s) Net Revenue Interest for such Well, and (C) as otherwise expressly stated in Schedule 2.2;

(iii) with respect to each Lease (with respect to the applicable Target Interval(s)) set forth on Schedule 2.2, (A) entitles Seller to ownership of not less than the Net Acres set forth in Schedule 2.2 for such Lease (with respect to the applicable Target Interval(s)), and (B) entitles Seller to not less than the Net Revenue Interest set forth in Schedule 2.2 for such Lease (with respect to the applicable Target Interval(s)), except for, in the case of sub-clause (B), (1) decreases in connection with those operations in which Seller may elect after the Execution Date to be a non-consenting co-owner (if, and solely to the extent, such election is otherwise permissible under and made in compliance with the terms of the Agreement), (2) decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elect, after the Execution Date, not to consent, (3) decreases resulting from the establishment or amendment, after the Execution Date, of pools or units (if, and solely to the extent, such establishment or amendment thereof is otherwise permissible under, and made in compliance with, the terms of this Agreement), (4) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past under deliveries, and (5) as otherwise expressly stated in Schedule 2.2 with respect to such Lease; and

(iv) is free and clear of any and all other liens, charges, encumbrances, mortgages, deeds of trust, and substantially equivalent obligations, and defects of any kind, other than Permitted Encumbrances.

(b) As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, obligation, defect or other matter, including a discrepancy in Net Revenue Interest, Net Acres or Working Interest, that causes or results in Seller’s title to any Lease or Well identified or described on Schedule 2.2 to be less than Defensible Title.

(c) As used in this Agreement, the term “Title Benefit” means any right, circumstance, or condition that operates to (i) increase the Net Revenue Interest of Seller as of the Effective Date, Defect Claim Date and Closing Date in any Lease (solely as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well (solely with respect to those formations in which such Well is currently producing (or for a Well that has been drilled or is being drilled but that has not been completed, intended to be producing), or if such Well is not currently producing, but that has previously produced, the last depth or formation from which it produced) above that shown for such Lease or Well on Schedule 2.2 (ii) increase the Net Acre ownership of Seller as of the Effective Date, Defect Claim Date and Closing Date in any Lease (solely as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) above that shown for such Lease on Schedule 2.2 without causing a decrease in Seller’s Net Revenue Interest as of the Effective Date, Defect Claim Date and Closing Date below that shown for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) on Schedule 2.2 (and disregarding any increase in Seller’s Working Interest in and to such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) above that shown for such Lease on Schedule 2.2 that is not accompanied by at least a proportionate increase in Seller’s Net Revenue Interest in and to such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) above that shown for such Lease on Schedule 2.2), or (iii) decrease the Working Interest of Seller as of the Effective Date, Defect Claim Date and Closing Date in any Well (solely with respect to those formations in which such Well is currently producing (or for a Well that has been drilled or is being drilled but that has not been completed, intended to be producing), or if such Well is not currently producing, but that has previously produced, the last depth or formation from which it produced) below that shown for such Well on Schedule 2.2 with no decrease in the Net Revenue Interest for such Well, as applicable.

3.3 Definition of Permitted Encumbrances. As used in this Agreement, the term “Permitted Encumbrances” means any or all of the following:

(a) all Royalties to the extent that they do not, and would not be reasonably likely to, individually or in the aggregate, reduce Seller’s Net Revenue Interest or Net Acre ownership in any Property below that shown in Schedule 2.2 for such Property or increase Seller’s Working Interest in any Property above that shown in Schedule 2.2 for such Property without a corresponding increase in the Net Revenue Interest thereof;

(b) the terms of all Leases to the extent that the same do not, individually or in the aggregate, result in or constitute an Unapproved Exception;

(c) the terms of all Material Contracts and Rights of Way including provisions for obligations, penalties, suspensions, or forfeitures contained therein, in each case, so long as the same do not, individually or in the aggregate, result in or constitute an Unapproved Exception;

(d) rights of first refusal, preferential rights to purchase, and similar rights with respect to the Assets that are (i) set forth on Schedule 4.8(a) as of the Execution Date and (ii) are triggered by the Transactions;

(e) all Third Party consent requirements and similar restrictions (i) that are not applicable to the Transactions, (ii) that are Material Consents that are set forth on Schedule 4.8(b), if such consents are obtained from the appropriate Persons prior to the Closing Date, (iii) for which the appropriate time period for asserting the right to withhold or condition such consent has expired in accordance with its terms (unless (x) a dispute is pending or threatened with respect to or related to such consent or (y) such consent has been affirmatively withheld or refused by the holder thereof), (iv) that need not be satisfied prior to or in connection with a transfer of such Asset, (v) which are not Material Consents, but which are properly and timely addressed by Seller in accordance with Sections 3.11 and 3.12; or (vi) that relate solely and exclusively to Excluded Records or any other Excluded Assets;

(f) liens for Taxes (i) not yet delinquent or (ii) if due and payable, that are being contested in good faith by appropriate actions;

(g) liens created under the terms of the Leases, Contracts or Rights of Way that, in each case, are for amounts (i) not yet delinquent (including any amounts being withheld as provided by Law), or (ii) if delinquent, being contested in good faith by appropriate actions by or on behalf of Seller (which actions are described and set forth in Schedule 3.3 as of the Execution Date);

(h) materialman’s, warehouseman’s, workman’s, carrier’s, mechanic’s, vendor’s, repairman’s, employee’s, contractor’s, operator’s liens, construction liens and other similar liens arising in the ordinary course of business for amounts (i) not yet delinquent (including any amounts being withheld as provided by Law), or (ii) if delinquent, being contested in good faith by appropriate actions by or on behalf of Seller (which actions are described and set forth in Schedule 3.3 as of the Execution Date);

(i) all rights to consent, and any required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance of such leases, rights or interests;

(j) to the extent not yet triggered, conventional rights of reassignment arising upon the expiration or final intention to abandon or release any of the Assets;

(k) easements, rights-of-way, covenants, servitudes, permits, surface leases, conditions, restrictions, and other rights included in or burdening the Assets for the purpose of surface or subsurface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs, and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities, and equipment, in each case, to the extent they do not, individually or in the aggregate, result in or constitute an Unapproved Exception or in accordance with the Reasonably Prudent Owner Standard;

(l) rights of a common owner of any interest in Rights of Way held by Seller, to the extent that the same do not result in or constitute an Unapproved Exception or in accordance with the Reasonably Prudent Owner Standard;

(m) any lien, charge, or other encumbrance which is expressly waived or assumed by Purchaser in writing or discharged by Seller, or otherwise released, in each case, at or prior to Closing;

(n) defects based solely on the failure to recite marital status in a document or omissions of successors or heirship or estate proceedings, absent reasonable evidence that such failure or omission has resulted in, or would reasonably be expected to result in, a superior claim of title from a third Person attributable to such matter;

(o) lack of a survey, unless a survey is required by Law;

(p) all applicable Laws and rights reserved to or vested in any Governmental Authorities (i) to control or regulate any of the Assets in any manner, (ii) to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, (iii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets, (iv) to use any Asset in a manner which does not materially interfere with or impair the use, ownership and/or operation of such Asset for the purposes for which it is currently used, owned and operated as of the Execution Date or in accordance with the Reasonably Prudent Owner Standard, or (v) to enforce any obligations or duties affecting the Assets to any Governmental Authority, with respect to any franchise, grant, license or permit;

(q) defects based solely on assertions that Seller’s, Seller’s Representatives’ or the applicable operator’s files lack any information (including title opinions), or defects based solely on the inability to locate an unrecorded instrument of which Purchaser has actual notice by virtue of a reference to such unrecorded instrument in any instrument provided or made available to Purchaser by Seller, if no claim has been made under such unrecorded instruments within the last ten (10) years;

(r) defects based solely on a lack of evidence of the proper authorization, execution, delivery, acknowledgment, or approval of any instrument in Seller’s chain of title absent reasonable evidence that such matter has resulted in or would be reasonably expected to result in, a superior claim of title from a third Person attributable to such matter;

(s) any matter that has been cured, released or waived by any applicable Law of limitation or prescription, including adverse possession and/or the doctrine of laches which has existed for more than twenty-five (25) years and for which no reasonable evidence shows that another Person has asserted, or would reasonably be expected to assert, a superior claim of title to the applicable Assets;

(t) unreleased instruments (including prior oil and gas leases and mortgages) that have expired and terminated by their own terms or the enforcement of which is barred by applicable statutes of limitation, in each case, absent reasonable evidence that such instruments (i) continue in force and effect or (ii) give rise to, or would reasonably be expected to give rise to, a third Person’s superior claim of title to the applicable Asset(s);

(u) any depth severances with respect to any Lease that do not (i) affect the applicable Target Interval(s) (except to the extent any such depth severance is otherwise specifically set forth and identified on Schedule 2.2 with respect to the applicable Lease) and/or (ii) individually or in the aggregate, result in or constitute an Unapproved Exception;

(v) calls on Hydrocarbon production under existing Material Contracts, provided that the holder of such right must pay an index-based price for any Hydrocarbon production purchased by virtue of such call on production;

(w) maintenance of uniform interest provisions (i) contained in any Contract to the extent (A) compliance with such provisions has been waived in writing by the parties to such Contract, or (B) Purchaser is able to confirm (through review of the Records and communications with, and cooperation from, Seller) that such maintenance of uniform interest provisions have been previously violated without the transferring party obtaining waivers, or without a non-transferring party under such Contract having filed a lawsuit or having asserted a claim for breach of such Contract, or (ii) contained in any Lease to the extent the applicable lessor has waived compliance with such provisions in writing or breach of such provisions will not result in a suspension of material rights under such Lease, the right of the lessor to terminate such Lease or the termination of such Lease;

(x) defects arising solely from a change in applicable Laws after the Execution Date;

(y) production payments that have expired and terminated by their own terms or the enforcement of which is barred by applicable statutes of limitation, in each case, absent reasonable evidence that such instruments (i) continue in force and effect or (ii) give rise to, or would reasonably be expected to give rise to, a third Person’s superior claim of title to the applicable Asset(s);

(z) defects based on or arising out of the allocation of production of Hydrocarbons or from the failure of Seller to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement, production handling agreement, or other similar agreement, in each case, with respect to any horizontal Well contained in one or more Units and that crosses more than one Lease or tract, to the extent (i) such Well has been permitted by the Railroad Commission of Texas or other applicable Governmental Authority, (ii) the allocation of Hydrocarbons produced from or allocated to such Well among such Lease(s) or tract(s) is based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that is intended to reasonably attribute to each such Lease or tract its applicable proportionate share of production and (iii) none of Seller or any of its Affiliates has received written notice from any Person alleging or asserting an adverse claim or demand of any kind that is based upon or related to any of the foregoing matters;

(aa) any lien, obligation, burden, or defect that affects only which Person (other than Seller of any of its Affiliates) has the right to receive payments with respect to Royalties with respect to any Property (rather than the amount of such Royalties on the applicable Property) and that does not affect the validity of the Seller’s interest in such underlying Property;

(bb) defects based solely on Seller’s failure to have a title opinion or title insurance policy on any Property;

(cc) any defect arising from (i) any Lease having no pooling provision or an inadequate horizontal well provision (unless such Lease expressly prohibits pooling or the drilling of horizontal wells), (ii) the absence of any lease amendment or consent by any royalty interest or mineral interest holder authorizing the pooling of any Lease, or (iii) the failure of Schedule 2.2 to reflect any Lease where the owner thereof was treated as a non-participating co-tenant during the drilling of any Well, in each case, (A) except to the extent Seller or any of its Affiliates has received written notice from any Person alleging or asserting an adverse claim or demand of any kind that is based upon or related to any of the foregoing matters or (B) absent reasonable evidence that such instruments give rise to, or would reasonably give rise to, or would reasonably be expected to give rise to, a third Person’s superior claim of title to the applicable Asset(s);

(dd) lack of (i) Contracts or rights for the transportation or processing of Hydrocarbons produced from the Assets, (ii) any rights of way for gathering or transportation pipelines or facilities that do not constitute any of the Assets, or (iii) in the case of a well or other operation that has not been commenced as of the Closing Date, any permits, easements, rights of way, unit designations, or production or drilling units not yet obtained, formed, or created, so long as the same would not, individually or in the aggregate, result in or constitute an Unapproved Exception;

(ee) defects arising solely from a discrepancy between the deeded and surveyed acreage with respect to any Lease;

(ff) the terms and conditions of this Agreement or the other Transaction Agreements;

(gg) any matters expressly identified and set forth on Schedule 3.3 as of the Execution Date; and

(hh) any other liens, charges, encumbrances, defects, or irregularities which (A) do not, individually or in the aggregate, result in or constitute an Unapproved Exception and (B) would be accepted or waived by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties that are similar to the Assets.

3.4 Environmental Assessment; Environmental Defects.

(a) From and after the Execution Date, and subject to the terms of Sections 6.1 and 6.4 and this Section 3.4, Purchaser shall have the right to conduct, or cause Sport Environmental (the “Environmental Consultant”), to conduct, an inspection of the environmental condition and compliance status of the Assets, including with respect to the operations, use, maintenance and development thereof (the “Environmental Review”), which may include conducting a Phase I Environmental Site Assessment in accordance with the American Society for Testing and Materials (A.S.T.M.) Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527-21 or E2247-23) (“Phase I”) and a customary visual thermal camera survey or FLIR camera survey of the Assets. With respect to any Assets that are operated by a Third Party, Seller shall use commercially reasonable efforts to obtain permission from such Third Party operator of such Asset(s) for Purchaser and/or the Environmental Consultant to conduct the Environmental Review with respect to such Asset(s); provided, however, that Seller shall have no liability to Purchaser for failure to obtain such Third Party operator’s permission so long as Seller has uses its commercially reasonable efforts to obtain permission from the applicable Third Party operator of such Asset(s) for Purchaser and/or the Environmental Consultant to conduct the Environmental Review with respect to such Asset(s) (and, for purposes of clarity, Seller shall not be required to make any payments or undertake any obligations for the benefit of any Third Party with respect to such access to such non-operated Assets). Purchaser shall provide Seller with a minimum of twenty-four (24) hours’ advance written notice of its proposed environmental assessment activities prior to entering the Asset(s) to be assessed. Seller shall have the right to have one or more Representatives accompany Purchaser and the Environmental Consultant at all times during the Environmental Review. The Environmental Review shall not include any sampling, testing boring, operation of

Equipment, or other invasive activity (each, an “Invasive Activity”) without (x) with respect to any Invasive Activity proposed to be conducted on or with respect to any Assets that are operated by Seller or any of its Affiliates, the prior written consent of Seller (which consent can be withheld in Seller’s sole discretion for any reason or no reason), or (y) with respect to any Invasive Activity proposed to be conducted on or with respect to any Assets that are not operated by Seller or any of its Affiliates, the prior written consent of Seller and the applicable Third Party operator; provided, however, that in the event that (A) any Phase I conducted by the Environmental Consultant identifies the existence of any actual or potential “recognized environmental condition” (or any other fact, condition or circumstance that, individually or in the aggregate, would reasonably be expected to give rise to or otherwise indicate the potential existence of an Environmental Defect) with respect to any of the Assets, the Environmental Defect Amount is reasonably expected to exceed One Hundred Fifty Thousand Dollars ($150,000) (the “Individual Environmental Defect Threshold”) and the Aggregate Deductible, and the Phase I concludes or recommends that conducting such Invasive Activity(ies) with respect to the affected Asset(s) is reasonably necessary in order for Purchaser or the Environmental Consultant to determine the nature, scope and/or extent of such identified actual or potential “recognized environmental condition” (or any other fact, condition or circumstance that, individually or in the aggregate, would reasonably be expected to give rise to or otherwise indicate the potential existence of an Environmental Defect) and/or the Environmental Defect Amount thereof and (B) Seller (or, if applicable, the applicable Third Party operator of the affected Asset(s)) fails to grant its consent (which consent can be withheld in either Seller’s or the applicable Third Party operator’s sole discretion for any reason or no reason) to such Invasive Activity(ies) within five (5) days of its receipt of Purchaser’s request therefor, then Purchaser shall have the right (in its sole discretion) to elect in writing to exclude the affected Asset(s) from the transactions contemplated by this Agreement and, in such event, (1) the Unadjusted Purchase Price shall be reduced by the Allocated Value, if any, of such affected Asset(s), (2) such affected Asset(s) shall be deemed to be excluded from the definition of “Assets” and from the applicable exhibits attached hereto, (3) Purchaser shall have no obligations or liabilities of any kind with respect to such excluded affected Assets and (4) such affected Asset(s) shall thereafter be deemed to constitute Excluded Assets for all purposes of this Agreement. In performing its Environmental Review, Purchaser shall (and shall cause the Environmental Consultant and Purchaser’s other Representatives to): (I) perform all work in a safe and workmanlike manner; (II) perform all work in such a way as to not unnecessarily and unreasonably interfere with the operation of any Property or the business of Seller; (III) materially comply with all applicable Laws; and (IV) at its sole cost, risk, and expense, with respect to any physical damages or disturbances caused by the Environmental Review, repair any disturbances or damages to the Properties caused by the Environmental Review.

(b) Purchaser shall provide to Seller (free of cost) copies of any final environmental reports generated by the Environmental Consultant with respect to any Environmental Defect asserted by Purchaser hereunder, if applicable. Except (i) as may be required or permitted pursuant to the exercise of the rights and fulfillment of the obligations of a Party under this Agreement, (ii) as may be required by applicable Law, or (iii) for information which is or becomes public knowledge through no fault of the Person against whom this sentence is sought to be enforced, Purchaser and Seller and their respective Affiliates shall maintain, and shall cause its and their respective officers, directors, employees, contractors, consultants (including, with respect to Purchaser, the Environmental Consultant), and other Representatives to maintain, all information, reports (whether interim, draft, final, or otherwise), data, work product, and other matters obtained or generated from or attributable to the Environmental Review (the “Environmental Information”) strictly confidential, and shall not disclose all or any portion of the Environmental Information to any Third Party without the prior written consent of Purchaser or Seller, as applicable, which consent shall not be unreasonably withheld or delayed. If this Agreement is terminated prior to the Closing, Purchaser shall continue to be subject to the confidentiality provisions in this Section 3.4(b) and shall deliver the Environmental Information to Seller, which Environmental Information shall become the sole property of Seller. Each Party shall be responsible for the compliance of its Affiliates, and its and their respective officers, directors, employees, contractors, consultants (including, with respect to Purchaser, the Environmental Consultant), and other Representatives with the terms of this Section 3.4(b) that are applicable to such Persons. If the Closing occurs, the foregoing confidentiality obligations set forth in this Section 3.4(b) shall not apply to Purchaser and its Affiliates and its and their respective officers, directors, employees, contractors, consultants and other Representatives, but shall, for purposes of clarity, remain in full force and effect with respect to Seller and its Affiliates and its and their respective officers, directors, employees, contractors, consultants and other Representatives.

(c) Purchaser acknowledges that the Assets have been used for the exploration, development, and production of Hydrocarbons and that there may be petroleum, produced water, wastes, or other substances or materials located in, on, or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain hazardous materials, including asbestos and naturally occurring radioactive material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain hazardous materials, including asbestos and NORM. Hazardous materials, including asbestos and NORM, may have come into contact with various environmental media, including water, soils, or sediment. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT, SELLER DOES NOT MAKE, SELLER EXPRESSLY DISCLAIMS, AND PURCHASER WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE PRESENCE OR ABSENCE OF ASBESTOS OR NORM IN OR ON THE ASSETS IN QUANTITIES TYPICAL FOR OILFIELD OPERATIONS IN THE AREAS WHERE THE ASSETS ARE LOCATED. AS OF CLOSING, PROVIDED SELLER HAS SUBSTANTIALLY COMPLIED WITH ITS ACCESS-RELATED OBLIGATIONS CONTAINED IN THIS AGREEMENT PURCHASER SHALL HAVE INSPECTED AND UPON CLOSING SHALL BE DEEMED TO HAVE WAIVED ITS RIGHT TO INSPECT THE ASSETS FOR ALL PURPOSES, AND SHALL BE DEEMED TO HAVE SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING CONDITIONS SPECIFICALLY RELATING TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS, OTHER MAN-MADE FIBERS, AND NORM. PURCHASER IS RELYING SOLELY UPON THE TERMS OF THIS AGREEMENT AND ITS OWN INSPECTION OF THE ASSETS.

3.5 Environmental Defects. As used in this Agreement, the term “Environmental Defect” means (a) any condition, matter, obligation, event or circumstance with respect to all or any portion of any of the Assets that causes such Asset(s) (or Seller, with respect to such Asset(s)) to be in violation of any Environmental Law or not to be in compliance with, or to be subject to a remedial or corrective action obligation pursuant to, any Environmental Law or (b) the existence as of the Defect Claim Date with respect to the Assets or the operation thereof of any environmental pollution, contamination or degradation in excess of standards permitted under any Environmental Law; provided, however, that the term “Environmental Defect” shall not include (i) current obligations to plug or abandon any well, (ii) the presence of NORM or asbestos, as described in Section 3.4(c), other than with respect to the presence of NORM or asbestos in quantities that presently require remediation or abatement under Environmental Law, or (iii) the matters that are disclosed on Schedule 3.5 as of the Execution Date.

3.6 Notice of Title and Environmental Defects and Benefits; Adjustment.

(a) To assert a claim for a Title Defect, Purchaser must deliver a defect claim notice or notices (each, a “Title Defect Claim Notice”) to Seller on or before 5:00 p.m. local time in Fort Worth, Texas, on September 10, 2024 (the “Defect Claim Date”). Each such Title Defect Claim Notice shall be in writing and shall include:

(i) a description of the alleged Title Defect(s);

(ii) the Well(s) or Lease(s) (limited to the applicable Target Interval(s)) affected thereby (each, a “Title Defect Property”);

(iii) the Allocated Value of the Title Defect Property(ies) subject to the alleged Title Defect(s);

(iv) copies of supporting documents reasonably sufficient for Seller (as well as any attorney or examiner hired by Seller) to evaluate the alleged Title Defect(s) (any and all of which supporting documents may be furnished via access to a web link or ftp site (in lieu of other means of delivery)); and

(v) Purchaser’s good faith estimate of the Title Defect Amount attributable to such alleged Title Defect and the computations and information upon which Purchaser’s estimate is based; provided, in the case that only a portion of a Property is affected by the alleged Title Defect, Purchaser’s good faith estimate of the Title Defect Amount shall reflect only the portion of such Property so affected using the corresponding portion of the Allocated Value for such Property.

Notwithstanding anything to the contrary in this Agreement, an immaterial failure of any Title Defect Claim Notice to include any of the information or documentation identified or described in Section 3.6(a)(i) through Section 3.6(a)(v) above shall not render such Title Defect Claim Notice void or ineffective so long as such Title Defect Claim Notice is otherwise reasonably sufficient to provide notice to Seller of the existence, nature, and Purchaser’s good faith estimate of the applicable Title Defect(s) and Title Defect Amount(s) asserted therein.

SUBJECT TO, AND WITHOUT LIMITATION OF, THE TITLE MATTERS, AND EXCEPT FOR INSTANCES OF FRAUD (AS DEFINED HEREIN), PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE DEFECTS OR OTHER DEFICIENCIES OR DEFECTS IN SELLER’S TITLE TO THE PROPERTIES (AND ANY ADJUSTMENTS TO THE UNADJUSTED PURCHASE PRICE ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED, ON OR BEFORE THE DEFECT CLAIM DATE, A VALID TITLE DEFECT CLAIM NOTICE THAT IS REASONABLY SUFFICIENT TO PROVIDE NOTICE TO SELLER OF THE EXISTENCE, NATURE, AND PURCHASER’S GOOD FAITH ESTIMATE OF THE TITLE DEFECT(S) AND TITLE DEFECT AMOUNT(S) ASSERTED IN SUCH TITLE DEFECT CLAIM NOTICE.

(b) Should (x) Purchaser obtain knowledge of any Title Benefit on or before the Defect Claim Date or (y) Seller first obtain knowledge of any Title Benefit after the Execution Date and on or before the Defect Claim Date, then such Party shall, on or before the Defect Claim Date, deliver to the other Party a written notice of such alleged Title Benefit including:

(i) a description of the alleged Title Benefit;

(ii) the Well(s) or Lease(s) (limited to the applicable Target Interval(s)) affected thereby;

(iii) the Allocated Value of the Property subject to such alleged Title Benefit;

(iv) copies of supporting documents reasonably sufficient for the other Party (as well as any attorney or examiner hired by the other Party) to verify the existence of the alleged Title Benefit(s); and

(v) such notifying Party’s good faith estimate of the Title Benefit Amount attributable to such alleged Title Benefit and the computations and information upon which Purchaser’s estimate is based.

Notwithstanding anything to the contrary in this Agreement, an immaterial failure of any Title Benefit notice to include any of the information or documentation identified or described in Section 3.6(b)(i) through Section 3.6(b)(v) above shall not render such Title Benefit notice void or ineffective so long as such Title Benefit notice is otherwise reasonably sufficient to provide notice to the applicable other Party of the existence, nature, and the applicable notifying Party’s good faith estimate of the applicable Title Benefit(s) and Title Benefit Amount(s) asserted therein.

SELLER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE BENEFITS OF WHICH NO PARTY HAS RECEIVED ON OR BEFORE THE DEFECT CLAIM DATE A VALID TITLE BENEFIT NOTICE THAT IS REASONABLY SUFFICIENT TO PROVIDE NOTICE TO THE OTHER PARTY OF THE EXISTENCE, NATURE, AND GOOD FAITH ESTIMATE OF THE TITLE BENEFIT(S) AND TITLE BENEFIT AMOUNT(S) ASSERTED IN SUCH TITLE BENEFIT NOTICE, EXCEPT TO THE EXTENT PURCHASER HAS FAILED TO GIVE A NOTICE WHICH IT WAS OBLIGATED TO GIVE UNDER THIS SECTION 3.6(b).

(c) To assert a claim for an Environmental Defect, Purchaser must, on or before the Defect Claim Date, deliver to Seller one or more notices relating to Environmental Defects (each, an “Environmental Defect Claim Notice”), which Environmental Defect Claim Notices shall be in writing and shall include:

(i) a description of the alleged Environmental Defect, including the applicable Environmental Law(s) alleged to be violated and/or implicated thereby and the facts that Purchaser believes substantiate the existence of such alleged Environmental Defect;

(ii) the Asset(s) affected by such alleged Environmental Defect (each, an “Environmental Defect Asset”);

(iii) such supporting documentation and/or Environmental Information as is reasonably sufficient for Seller (as well as any consultant hired by Seller) to evaluate the alleged Environmental Defect (any and all of which supporting documents may be furnished via access to a web link or ftp site (in lieu of other means of delivery));

(iv) Purchaser’s good faith estimate of the Environmental Defect Amount attributable to such alleged Environmental Defect and the computations and information upon which Purchaser’s estimate is based.

Notwithstanding anything to the contrary in this Agreement, an immaterial failure of any Environmental Defect Claim Notice to include any of the information or documentation identified or described in Section 3.6(c)(i) through Section 3.6(c)(iv) above shall not render such Environmental Defect Claim Notice void or ineffective so long as such Environmental Defect Claim Notice is otherwise reasonably sufficient to provide notice to Seller of the existence, nature and Purchaser’s good faith estimate of the applicable Environmental Defect(s) and Environmental Defect Amount(s) asserted therein.

SUBJECT TO, AND WITHOUT LIMITATION OF, THE ENVIRONMENTAL MATTERS, AND EXCEPT FOR INSTANCES OF FRAUD (AS DEFINED HEREIN), PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL ENVIRONMENTAL DEFECTS AND OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF THE ASSETS (AND ANY ADJUSTMENTS TO THE UNADJUSTED PURCHASE PRICE ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED ON OR BEFORE THE DEFECT CLAIM DATE A VALID ENVIRONMENTAL DEFECT CLAIM NOTICE THAT IS REASONABLY SUFFICIENT TO PROVIDE NOTICE TO SELLER OF THE EXISTENCE, NATURE, AND PURCHASER’S GOOD FAITH ESTIMATE OF THE ENVIRONMENTAL DEFECT(S) AND ENVIRONMENTAL DEFECT AMOUNT(S) ASSERTED IN SUCH ENVIRONMENTAL DEFECT CLAIM NOTICE.

(d) Purchaser agrees to use commercially reasonable efforts to provide Seller, on or before the end of each calendar week prior to the Defect Claim Date, written notice of all alleged Title Defects and alleged Environmental Defects discovered by Purchaser during such calendar week, which notice may be preliminary in nature and may be amended, supplemented, replaced and/or withdrawn (in-whole or in-part), in Purchaser’s discretion, at any time on or prior to the Defect Claim Date and provided that, notwithstanding anything to the contrary herein, any failure of Purchaser to provide any such preliminary notice to Seller shall not be deemed or construed to waive, limit, restrict or otherwise prejudice Purchaser’s right to assert any Title Defect or Environmental Defect at any time on or prior to the Defect Claim Date. In addition, Purchaser shall be entitled, at its discretion at any time prior to Closing, to withdraw, in whole or in part, any Title Defect Claim Notice and/or Environmental Defect Claim Notice and any Title Defect and/or Environmental Defect alleged thereunder that has previously been submitted by Purchaser.

3.7 Cure.

(a) Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, risk, and expense, to cure or remove (i) on or before the date that is three (3) days prior to the Target Closing Date (such date, the “Environmental Cure Date”), any alleged Environmental Defects (each such alleged Environmental Defect, a “Cure Target Environmental Defect”) or (ii) on or before the date that is ninety (90) days after the Closing Date (such date, the “Title Cure Date” and, together with the Environmental Cure Date, each, a “Cure Date”, as applicable), any alleged Title Defects (each such alleged Title Defect, a “Cure Target Title Defect” and, together with all Cure Target Environmental Defect, collectively, the “Cure Target Defects”), in each case, of which Seller has been advised by Purchaser pursuant to Sections 3.6(a), 3.6(c) or 3.6(d), as applicable. To exercise any such cure or removal right with respect to any Cure Target Title Defects after Closing, Seller shall provide written notice to Purchaser of its intent to attempt to cure or remove any such Cure Target Title Defects on or before 5:00 p.m. local time in Fort Worth, Texas on the date that is at least three (3) days prior to the Target Closing Date. Seller may elect to perform any such environmental cure or removal work with respect to any Cure Target Environmental Defect at any time prior to the Environmental Cure Date by delivering prior written notice thereof to Purchaser. At Closing, (A) all Title Defect Properties that are affected by or subject to any such Cure Target Title Defects shall be included in the Assets to be assigned, conveyed and transferred to Purchaser in connection with Closing and (B) all adjustments to the Unadjusted Purchase Price with respect to such Cure Target Title Defects shall be addressed as provided in Section 3.8(e) for purposes of Closing and thereafter any adjustment required under Section 3.8(a) with respect thereto shall be made pursuant to Section 3.8(f). The election by Seller to attempt to cure or remove one or more of such Cure Target Defects shall not affect the rights and obligations of the Parties under Section 3.10 with respect to dispute resolution related to any such Cure Target Defect. Seller’s election to attempt cure or remove a Cure Target Defect shall not constitute a waiver of any of the rights of Seller pursuant to this Article 3, including Seller’s right to dispute the existence, nature, or value of such Cure Target Defect.

(b) Subject to, and without limitation of, the Parties’ respective rights under Section 3.10 with respect to any Disputed Matter, including, for purposes of clarity, the determination by the Title Arbitrator or Environmental Arbitrator, as applicable, of the existence of and/or the Title Defect Amount or Environmental Defect Amount with respect to, as applicable, any Cure Target Defect that constitutes a Disputed Matter, to the extent any Cure Target Defect is not cured and/or remediated by Seller on or before the applicable Cure Date, the adjustment required under Section 3.7(e) with respect thereto shall be made pursuant to Section 8.4(e) or Section 8.4(b), as applicable.

(c) Any dispute between Seller and Purchaser relating to whether, and to what extent, a Cure Target Defect has been cured or remediated shall be deemed to constitute a Disputed Matter and shall be resolved as set forth in Section 3.10, except that any such matter shall be submitted to the Title Arbitrator or Environmental Arbitrator, as applicable, on or before the date that is ten (10) Business Days after the applicable Cure Date; provided, however, that any prior or concurrent determination by the Title Arbitrator or Environmental Arbitrator, as applicable, with respect to Cure Target Defects (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute) which Seller has elected to attempt to cure or remediate pursuant to Section 3.7(a) shall be binding on the Parties with respect to such Cure Target Defect (or factual or legal matters relating thereto, even if determined in connection with the resolution of an otherwise unrelated dispute).

(d) Seller shall have the right to exclude any Environmental Defect Asset (other than the Assets compromising the Parker Central Production Facility and Gas Compression System) from this Agreement by delivery of written notice to Purchaser of the exercise of such right no later than three (3) Business Days prior to the Target Closing Date if Purchaser’s good faith estimate of the Environmental Defect Amount(s) for such Environmental Defect Asset(s), as set forth in the applicable Environmental Defect Claim Notice, in each case, equals or exceeds (i) one hundred percent (100%) of the Allocated Value of the applicable Environmental Defect Asset (if the applicable Environmental Defect Asset has an Allocated Value) or (ii) $75,000 if the applicable Environmental Defect Asset does not have an Allocated Value, and in each such case, the Closing Payment shall be reduced by the Allocated Value of the applicable Environmental Defect Asset (if any) and such applicable Environmental Defect Asset shall be deemed deleted from the Exhibits and Schedules hereto and constitute an “Excluded Asset” for all purposes of this Agreement; provided, however, that, notwithstanding the foregoing, Seller shall have no right to exclude any such Environmental Defect Asset if, and only if, (A) Purchaser determines in good faith that the exclusion of such Environmental Defect Asset would materially and adversely affect Purchaser’s ownership, operation and/or use of any other Assets (or any group of Assets) in any material respect following Closing and (B) the aggregate downward adjustment to the Purchase Price associated with all Environmental Defect Asset(s) addressed in subpart (A) of this Section 3.7(d) (for the avoidance of doubt, if such Environmental Defect Asset(s) were not excluded from this Agreement) would be less than One Million Dollars ($1,000,000), in which case such Environmental Defect Asset(s) will be conveyed to Purchaser at Closing in accordance with the terms of this Agreement. If, following Closing but prior to the Title Cure Date, Seller is able to cure or remove all Environmental Defects with respect to any Environmental Defect Asset that was excluded from Closing pursuant to this Section 3.7(d), then, prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b) or Section 8.4(c), as applicable, (1) Seller shall, promptly after such Environmental Defects are cured or removed from an Environmental Defect Asset, convey the applicable Environmental Defect Asset to Purchaser, (2) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Environmental Defect Asset at such delayed Closing; (3) Purchaser shall, simultaneously with the conveyance of the applicable Environmental Defect Asset, pay the amount of any previous deduction from the Unadjusted Purchase Price (subject to all other applicable adjustments with respect to such Environmental Defect Asset under this Agreement) to Seller in cash, and (4) such Environmental Defect Asset shall no longer be deemed to be an Excluded Asset for any purposes hereunder.

(e) Seller shall have the right to exclude any Title Defect Property that constitutes a Lease or Well from this Agreement by delivery of written notice to Purchaser of the exercise of such right no later than three (3) Business Days prior to the Target Closing Date if Purchaser’s good faith estimate of the Title Defect Amount(s) for such Title Defect Property(s), as set forth in the applicable Title Defect Claim Notice equals or exceeds seventy-five percent (75%) of the Allocated Value of the applicable Title Defect Property, and, in such case, the Closing Payment shall be reduced by the Allocated Value of the applicable Title Defect Property and such applicable Title Defect Property shall be deemed deleted from the Exhibits and Schedules hereto and constitute an “Excluded Asset” for all purposes of this Agreement. If, following Closing but prior to the Title Cure Date, Seller is able to cure or remove all Title Defects with respect to any Title Defect Property that was excluded from Closing pursuant to this Section 3.7(e), then, prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b) or Section 8.4(c), as applicable, (A) Seller shall, promptly after such Title Defects are cured or removed from a Title Defect Property, convey the applicable Title Defect Property to Purchaser, (B) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Title Defect Property at such delayed Closing; (C) Purchaser shall, simultaneously with the conveyance of the applicable Title Defect Property, pay the amount of any previous deduction from the Unadjusted Purchase Price (subject to all other applicable adjustments with respect to such Title Defect Property under this Agreement) to Seller in cash, and (D) such Title Defect Property shall no longer be deemed to be an Excluded Asset for any purposes hereunder.

3.8 Adjustment for Title Defects and Benefits and Environmental Defects.

(a) With respect to each Property for which any Title Defect or Environmental Defect has been alleged under Section 3.6(a) or 3.6(c), such Property shall, subject to Seller’s exercise of its right in Section 3.7(d) with respect to any applicable Environmental Defect Asset or Section 3.7(e) with respect to any applicable Title Defect Property, be assigned at Closing subject to all uncured Title Defects and Environmental Defects, and the Purchase Price shall be reduced at Closing by (i) in the case of Title Defects, an amount determined pursuant to Section 3.9(a) (the “Title Defect Amount”), and (ii) in the case of Environmental Defects, an amount determined pursuant to Section 3.9(c) (the “Environmental Defect Amount”), in each case, as provided in Sections 3.8(d), 3.8(e) and 3.8(f), as applicable; provided, however, that, notwithstanding the foregoing, without limitation of Section 3.8(e), no other reduction shall be made in the Unadjusted Purchase Price at Closing with respect to any Title Defect or Environmental Defect which (A) Seller elects to cure following Closing pursuant to Section 3.7(a) (solely with respect to Title Defects) or (B) are Disputed Matters.

(b) With respect to each Property affected by Title Benefits reported under Section 3.6(b), there shall be an offset to Title Defects and Environmental Defects by an amount as determined pursuant to Section 3.9(b) (the “Title Benefit Amount”); provided, however, that, notwithstanding anything in this Agreement to the contrary, in no event shall any Title Benefit Amount(s) result in any increase to the Unadjusted Purchase Price.

(c) Seller and Purchaser shall use their respective commercially reasonable efforts and cooperate in good faith to attempt to agree upon the existence of any Title Defects, Title Benefits or Environmental Defects reported pursuant to Sections 3.6(a), 3.6(b) and 3.6(c), as applicable, and any corresponding Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts, in each case, on or before the Closing Date. If Seller and Purchaser are unable to agree by the Closing Date, then, subject to Section 3.7, the Title Defects, Title Benefits, Environmental Defects, reported pursuant to Sections 3.6(a), 3.6(b) and 3.6(c), as applicable, and any corresponding Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts which are then in dispute (each a “Disputed Matter”) shall be exclusively and finally resolved by arbitration pursuant to Section 3.10.

(d) At Closing, the Unadjusted Purchase Price shall be adjusted (i) in accordance with Section 3.8(a) with respect to any Title Defects which (A) Seller has not elected to attempt to cure pursuant to Section 3.7(a) and (B) are not Disputed Matters, (ii) in accordance with Section 3.8(b) with respect to any Environmental Defects which (A) Seller has not cured as of the Closing Date and (B) are not Disputed Matters and (iii) in accordance with Section 3.8(b) with respect to any Title Benefits which are not Disputed Matters.

(e) At Closing, an amount equal to the sum of all Title Defect Amounts and Environmental Defect Amounts (as asserted in good faith by Purchaser in the applicable Title Defect Claim Notices and Environmental Defect Claim Notices provided in accordance with Sections 3.6(a) and/or 3.6(c), as applicable) related to (i) any Cure Target Title Defects which Seller elects to attempt to cure prior to the Title Cure Date in accordance with Section 3.7(a) or (ii) which are Disputed Matters (such aggregate amount, the “Defect Escrow Amount”), shall be (A) first retained by the Escrow Agent from the Deposit at Closing and (B) thereafter, deducted in the calculation of the Closing Payment as provided in Section 8.4(e). As contemplated by Section 8.4(b), any such deduction shall be made by reducing the portion of the Purchase Price payable at Closing by an amount equal to the portion of the Defect Escrow Amount not retained from the Deposit and, at the Closing, Purchaser shall deposit the portion of the Defect Escrow Amount so deducted into separate escrow account established with the Escrow Agent (the “Defect Escrow Account”), to be governed by the Deposit Escrow Agreement. The Defect Escrow Amount shall be held, invested and disbursed in accordance with the terms of this Article 3 and the Deposit Escrow Agreement pending the curing and/or resolution, as applicable, of the applicable Cure Target Title Defects and/or the applicable Disputed Matters in accordance with the applicable terms of this Article 3.

(f) After Closing, the Purchase Price shall be adjusted for (i) any Cure Target Title Defects which (A) Seller elects to attempt to cure prior to the Title Cure Date pursuant to Section 3.7(a) or (B) are Disputed Matters and (ii) any Environmental Defects or Title Benefits which are Disputed Matters, in each case, to the extent the Title Defect Amounts, Title Benefit Amounts and Environmental Defect Amounts for such Title Defects, Title Benefits and Environmental Defects are included in the Defect Escrow Amount, as provided in this Section 3.8(f). Within ten (10) Business Days after the later to occur of (x) the Title Cure Date and (y) the final date of determination of all Disputed Matters submitted to a Title Arbitrator or Environmental Arbitrator pursuant to Section 3.10, as applicable, and after consideration of all other adjustments previously made to the Unadjusted Purchase Price and after giving effect to all applicable limitations set forth in Section 3.9, the Parties shall execute joint written instructions to the Escrow Agent instructing it to deliver to Seller or Purchaser, as applicable, the portion of the Defect Escrow Amount equal to the net amount which such Party is entitled to receive in order to make the adjustments to the Unadjusted Purchase Price called for pursuant to this Section 3.8(f), with respect to (1) any Disputed Matters, as determined by the applicable Title Arbitrator or Environmental Arbitrator under Section 3.10(a) and/or Section 3.10(b), as applicable, and (2) any Cure Target Title Defects which Seller elected to attempt to cure prior to the Title Cure Date pursuant to Section 3.7(a) and which are not Disputed Matters after considering the extent such Title Defects have been cured pursuant to Section 3.6(c). Any payment made pursuant to this Section 3.8(f) shall be made by wire transfer of immediately available funds to a bank account or accounts to be designated in writing by the Party receiving such payment (which bank account or account(s) shall, for purposes of clarity, be designated by such Party in the applicable executed joint written instructions delivered to the Escrow Agent instructing it to deliver such payment to such Party).

(g) The Parties shall treat for U.S. federal and applicable state and local income Tax purposes, any amount paid pursuant to this Section 3.8 as an adjustment to the Purchase Price.

(h) SUBJECT TO, AND WITHOUT LIMITATION OF, THE ENVIRONMENTAL MATTERS, THE TITLE MATTERS, THE CONDITION TO CLOSING IN SECTION 7.2(d), PURCHASER’S RIGHTS AND REMEDIES UNDER THE R&W INSURANCE POLICY AND EXCEPT FOR INSTANCES OF FRAUD (AS DEFINED IN THIS AGREEMENT), (X) THIS ARTICLE 3 SHALL, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, OTHERWISE BE THE EXCLUSIVE RIGHT AND REMEDY OF THE PURCHASER GROUP WITH RESPECT TO TITLE DEFECTS AND OTHER DEFICIENCIES IN TITLE TO THE ASSETS AND ANY ENVIRONMENTAL DEFECTS AND OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF THE ASSETS AND (Y) EXCEPT AS PROVIDED IN SECTION 3.6(a) AND SECTION 3.6(c), BUT SUBJECT TO THE FOREGOING TERMS OF THIS SECTION 3.8(h), PURCHASER OTHERWISE RELEASES, REMISES, AND FOREVER DISCHARGES SELLER, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE MEMBERS, SHAREHOLDERS, INTEREST OWNERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS, AND REPRESENTATIVES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES,

COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO, OR ARISING OUT OF, ANY TITLE DEFECT, ENVIRONMENTAL DEFECT, OR OTHER DEFICIENCY IN TITLE TO, OR OTHER DEFECTS OR DAMAGES RELATED TO THE ENVIRONMENTAL CONDITION OF, ANY ASSET.

3.9 Calculation of Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts.

(a) The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i) if Purchaser and Seller agree in writing upon the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance, or other charge which is liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from Seller’s interest in the affected Property;

(iii) if the Title Defect represents a discrepancy between (A) Seller’s aggregate ownership of Net Acres for any Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) and (B) the amount of Net Acres set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2, and there is no discrepancy between the aggregate Net Revenue Interest of Seller in such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) and the Net Revenue Interest set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2, then the Title Defect Amount shall be the product of the Allocated Value of such Lease multiplied by a fraction, the numerator of which is the difference between the number of Net Acres owned by Seller in such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) and the number of Net Acres set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2, and the denominator of which is the Net Acres set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2;

(iv) if (x) the Title Defect represents a discrepancy between (A) Seller’s aggregate Net Revenue Interest for any Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well and (B) the Net Revenue Interest stated in Schedule 2.2 for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well, and (y) there is a proportionate decrease in Seller’s Working Interest or Net Acre ownership, as applicable, for such applicable Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well from that set forth in Schedule 2.2 for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well, then the Title Defect Amount shall be the product of the Allocated Value of such Lease or Well multiplied by a fraction, the numerator of which is the decrease in Seller’s aggregate Net Revenue Interest in such Lease or Well and the denominator of which is Seller’s Net Revenue Interest stated in Schedule 2.2 for such Lease or Well; provided, however, that if the Title Defect does not affect such Lease or Well throughout its entire productive life, the Title Defect Amount determined under this Section 3.9(a)(iv) shall be reduced to take into account the applicable time period only;

(v) if the Title Defect represents an obligation, encumbrance, burden, or charge upon, or other defect in title to, the affected Property of a type not described in subsections (i), (ii), (iii), or (iv) of this Section 3.9, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property affected by the Title Defect, the legal effect of the Title Defect, the potential discounted economic effect of the Title Defect over the productive life of the affected Property, the values placed upon the Title Defect by Purchaser and Seller, the age of the factual matters causing or constituting the alleged Title Defect, the probability that title failure will occur with respect to any Title Defect that represents only a possibility of title failure, and such other factors as are necessary to make a proper evaluation;

(vi) the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder or for which Purchaser otherwise receives credit in the calculation of the Purchase Price; and

(vii) notwithstanding anything to the contrary in this Article 3:

(A) an individual claim for a Title Defect for which a valid Title Defect Claim Notice is given prior to the Defect Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Defect Amount with respect thereto exceeds Fifty Thousand Dollars ($50,000) with respect to the Leases (the “Individual Lease Defect Threshold”) and One Hundred Fifty Thousand Dollars ($150,000) with respect to the Wells (the “Individual Well Defect Threshold” and together with the Individual Lease Defect Threshold, collectively referred to, as applicable, the “Individual Defect Threshold”); provided, however, that (I) if a specific Title Defect affects more than one Title Defect Property, then the Title Defect Amounts associated with the specific Title Defect may be aggregated by Purchaser for determining whether the Individual Defect Threshold is met with respect to all such Properties affected by such specific Title Defect, and (II) if a specific Title Defect affects more than one Target Interval within a Title Defect Property, then the Title Defect Amount shall be aggregated to take into account the effect of such Title Defect on all Target Intervals for determining whether the Individual Defect Threshold is met;

(B) except with respect to Title Defects described in Section 3.9(a)(ii), the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Property shall not exceed the Allocated Value of such Property;

(C) there shall be no adjustment to the Purchase Price for Title Defects or Environmental Defects unless and until the aggregate of all Title Defect Amounts and Environmental Defect Amounts that exceed (or are deemed to exceed) the Individual Defect Threshold less the aggregate of all Title Benefit Amounts that exceed the Title Benefit Threshold, exceeds an amount equal to two percent (2%) of the Unadjusted Purchase Price (“Aggregate Deductible”), and then only to the extent that such aggregate amount exceeds the Aggregate Deductible. For purposes of this Section 3.9(a)(vii)(C), the Unadjusted Purchase Price shall be reduced by the Allocated Value of any Assets excluded pursuant to Section 3.4(a), 3.7(d), or 3.7(e) and references to the Unadjusted Purchase Price in this Section 3.9(a)(vii)(C) shall be deemed and construed to reference the Unadjusted Purchase Price as reduced by any such reductions described herein; and

(D) if any Title Defect relates to an event, fact, or circumstance that would also give rise to a breach of Seller’s representations and warranties contained in Section 4.24 with respect to the special warranty of Defensible Title, then such Title Defect shall not be subject to the Individual Defect Threshold or the Aggregate Deductible.

(b) The Title Benefit Amount resulting from a Title Benefit shall be determined as follows:

(i) if Purchaser and Seller agree in writing upon the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a discrepancy between (A) Seller’s aggregate Net Acre ownership in any Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) and (B) the amount of Net Acres shown for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2, and there is no discrepancy between the aggregate Net Revenue Interest of Seller in such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) and the Net Revenue Interest set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2, then the Title Benefit Amount shall be the product of the Allocated Value of such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) multiplied by a fraction, the numerator of which is difference between the number of Net Acres owned by Seller in such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) and the number of Net Acres set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2, and the denominator of which is the Net Acres set forth for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) in Schedule 2.2;

(iii) if (x) the Title Benefit represents a discrepancy between (A) the Net Revenue Interest for any Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well and (B) the Net Revenue Interest stated with respect to such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well, as applicable, in Schedule 2.2, and (y) there is a proportionate increase in Seller’s Working Interest, for such applicable Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well from that set forth in Schedule 2.2 for such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well, then the Title Benefit Amount shall be the product of the Allocated Value of the affected Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well multiplied by a fraction, the numerator of which is the increase in Seller’s aggregate Net Revenue Interest in such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well and the denominator of which is the Net Revenue Interest stated in Schedule 2.2 with respect to such Lease (as to the applicable Target Interval(s) (except as otherwise expressly set forth on Schedule 2.2 with respect to such Lease)) or Well; provided, however, that if the Title Benefit does not affect a Lease or Well throughout the entire productive life of thereof, the Title Benefit Amount determined under this Section 3.9(b)(iii) shall be reduced to take into account the applicable time period only;

(iv) if a Title Benefit represents a right, circumstance, or condition of a type not described in subsections (i), (ii) or (iii) of this Section 3.9(b), the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Property so affected, the portion of Seller’s interest in the Property so affected, the legal effect of the Title Benefit, the potential discounted economic effect of the Title Benefit over the productive life of any affected Property, the values placed upon the Title Benefit by Purchaser and Seller, and such other factors as are necessary to make a proper evaluation; and

(v) notwithstanding anything to the contrary in this Article 3, an individual claim for a Title Benefit shall only serve to offset the any applicable Title Defect Amounts and/or Environmental Defect Amounts if the Title Benefit Amount with respect thereto exceeds Seventy-Five Thousand Dollars ($75,000) (the “Title Benefit Threshold”).

(c) The Environmental Defect Amount resulting from an Environmental Defect shall be determined as follows:

(i) if Purchaser and Seller agree on the Environmental Defect Amount, that amount shall be the Environmental Defect Amount;

(ii) the Environmental Defect Amount shall include, but shall not exceed, the reasonable cost of the response required or allowed under Environmental Laws in effect on the Execution Date that addresses and resolves (for current and future use in the same manner as currently used) the applicable Environmental Defect with the most cost-effective remediation of such Environmental Defect (considered as a whole, taking into consideration any material impacts such response may have on the continued, safe, and prudent operation of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a direct result of such response);

(iii) the Environmental Defect Amount with respect to an Environmental Defect shall be determined without duplication of any costs or losses included in another Environmental Defect Amount or adjustment to the Purchase Price hereunder; and

(iv) notwithstanding anything to the contrary in this Article 3, but subject to Section 3.9(a)(vii)(C), an individual claim for an Environmental Defect for which a valid Environmental Defect Claim Notice is given prior to the Defect Claim Date shall only generate an adjustment to the Unadjusted Purchase Price if the Environmental Defect Amount with respect thereto exceeds the Individual Environmental Defect Threshold.

3.10 Dispute Resolution.

(a) Except as otherwise provided in Section 3.7(c), with respect to any Disputed Matter concerning Title Defects, Title Benefits, Title Defect Amounts and/or Title Benefit Amounts (collectively, “Disputed Title Matters”), on or after the date that is ten (10) Business Days following the Closing Date, either Party may notify the other Party of its election to submit all remaining Disputed Title Matters to a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Texas, as selected by mutual agreement of Purchaser and Seller (the “Title Arbitrator”) and thereafter the Parties shall promptly submit such remaining Disputed Title Matters to the Title Arbitrator. If Purchaser and Seller have not agreed upon a Person to serve as Title Arbitrator within ten (10) Business Days of a Party’s election to submit such Disputed Title Matters to the Title Arbitrator, the Parties shall, within five (5) Business Days after the end of such ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association (or in the event that there is no such office in Houston, Texas at such time, to any other office of the American Arbitration Association) to choose the Title Arbitrator and submit such Disputed Title Matters along with such application. The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute other than the payment of the Title Arbitrator’s fees and expenses incurred as Title Arbitrator.

(b) Except as provided in Section 3.7(c), with respect to any Disputed Matter concerning Environmental Defects and Environmental Defect Amounts (collectively, “Disputed Environmental Matters”), on or after a date that is ten (10) Business Days following the Closing Date, either Party may notify the other Party of its election to submit all remaining Disputed Environmental Matters to a reputable environmental consultant with at least ten (10) years’ experience in corrective environmental action regarding oil and gas properties in the State of Texas, as selected by mutual agreement of Purchaser and Seller (the “Environmental Arbitrator”), and thereafter the Parties shall promptly submit such remaining Disputed Environmental Matters to the Environmental Arbitrator. If Purchaser and Seller have not agreed upon a Person to serve as Environmental Arbitrator within ten (10) Business Days of a Party’s election to submit such Disputed Environmental Matters to the Environmental Arbitrator, the Parties shall, within five (5) Business Days after the end of such ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Environmental Arbitrator and submit such Disputed Environmental Matters along with such application. The Environmental Arbitrator shall not have worked as an employee or outside consultant for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute other than the payment of the Environmental Arbitrator’s fees and expenses incurred as Environmental Arbitrator.

(c) In each case above, the arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 3.10. The Title Arbitrator’s or Environmental Arbitrator’s determination, as applicable, shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making their respective determinations, the Title Arbitrator and the Environmental Arbitrator shall be bound by the provisions of this Article 3 and may consider such other matters as, in the opinion of the Title Arbitrator or Environmental Arbitrator (as applicable), are necessary or helpful to make a proper determination. The Title Arbitrator and

Environmental Arbitrator may consult with and engage disinterested Third Parties to advise the arbitrator, including petroleum engineers. The Title Arbitrator and Environmental Arbitrator shall act as experts for the limited purpose of determining the specific disputed Title Defect Amounts, Title Benefit Amounts, and Environmental Defect Amounts submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own legal fees and other costs of presenting their respective cases. The fees, costs and expenses of the Title Arbitrator and Environmental Arbitrator shall be borne by Seller, on the one hand, and by Purchaser, on the other hand, based upon the percentage that the amount not ultimately awarded to such Party by the Title Arbitrator or Environmental Arbitrator, as applicable, bears to the amount actually contested by such Party with respect to all applicable disputed matters. The Title Arbitrator may not award Purchaser a greater Title Defect Amount than the Title Defect Amount claimed by Purchaser in its applicable Title Defect Claim Notice or a greater Title Benefit Amount than that claimed by Seller in its position statement delivered to the Title Arbitrator. The Environmental Arbitrator may not award Purchaser a greater Environmental Defect Amount than the Environmental Defect Amount claimed by Purchaser in its applicable Environmental Defect Claim Notice.

3.11 Notice to Holders of Consent and Preferential Purchase Rights. Promptly after the Execution Date (but in any event no later than five (5) Business Days following the Execution Date), Seller shall (a) prepare and send (i) notices to the holders of any Consents (including, for purposes of clarity, the Material Consents and all other consents and similar rights that are set forth on Schedule 4.8(b)) requesting the consent of each such Person to the Transactions (or a waiver of such Consent right) and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights that are applicable to or triggered by any of the Transactions (including, for purposes of clarity, those set forth on Schedule 4.8(a)) in compliance with the terms of such rights and requesting waivers of such rights, in each case, using forms of such notices that are reasonably acceptable to Purchaser and (b) provide Purchaser with a true and complete copy of each such notice promptly after Seller’s delivery thereof in accordance with this Section 3.11. Seller shall use commercially reasonable efforts to obtain all such Consents and similar approvals (or waivers thereof) and waivers of all preferential rights and other similar rights prior to the Target Closing Date; provided, however, that Seller shall not be required to make any payments or undertake any obligations for the benefit of the holders of such rights in order to obtain the required Consents (including Material Consents) and waivers. Upon receipt of Seller’s written request, Purchaser shall use commercially reasonable efforts to cooperate in good faith with Seller in seeking to obtain such any and all such Consents and waivers; provided, however, that Purchaser shall not be obligated to spend any monies or undertake any obligations (other than requesting such Consents and waivers) in connection therewith. Seller covenants and agrees that it shall promptly provide written notice to Purchaser after becoming aware of any actual or threatened dispute, disagreement or proceeding affecting or with respect to any Consent, preferential rights and other similar rights affecting or relating to the Transactions.

3.12 Consent Requirements.

(a) Subject to, and without limitation of, Section 3.12(c), unless the Parties otherwise agree in writing, in no event shall there be transferred at Closing any Asset for which a Material Consent has not been obtained prior to Closing. Seller shall deliver a written notice to Purchaser on or before five (5) Business Days prior to the Target Closing Date setting forth each Material Consent which, as of such date, has not been satisfied or waived (or that is otherwise subject to an actual or threatened dispute) and Purchaser shall thereafter have the continuing right until the date that is one (1) Business Day prior to the Target Closing Date to elect to waive the receipt (or waiver) of any such Material Consent, in which case, such Material Consent shall be deemed to have been obtained prior to Closing with respect to the affected Asset(s) for all purposes of this Agreement.

(b) In cases in which the Asset subject to such an un-obtained Material Consent is an Asset other than a Property, and Purchaser is assigned the Property or Properties to which such Asset relates, but such Asset is not transferred to Purchaser due to the un-waived Material Consent requirement, the Parties shall continue after Closing and until the date of the final adjustment to the Unadjusted Purchase Price under Sections 8.4(b) and/or 8.4(c), as applicable (the “Final Adjustment Date”), to use commercially reasonable efforts to obtain the Material Consent so that such Asset can be transferred to Purchaser upon receipt of the Material Consent (or waiver thereof), and, if permitted pursuant to applicable Law and agreement, such Asset shall be held by Seller for the benefit of Purchaser, Purchaser shall pay all amounts due thereunder or with respect thereto, and Purchaser shall be responsible for the performance of any obligations under or with respect to such Asset to the extent that Purchaser has been transferred the Assets necessary to such performance until the applicable Material Consent is obtained. Notwithstanding the foregoing, neither Party shall be required to make any payments or undertake any obligations for the benefit of the holders of any un-obtained Material Consents subject to this Section 3.12(b) in connection with obtaining (or attempting to obtain) any such Material Consent (or a waiver thereof).

(c) In cases in which the Asset subject to such a Material Consent requirement is a Property and the Material Consent to the transfer of such Property (or a waiver thereof) is not obtained by Closing, Purchaser shall have the right to elect to exclude the Property subject to such Material Consent and, subject to the remainder of this Section 3.12(c), (i) the affected Property shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced at Closing by the Allocated Value of such Property, (iii) such Property shall be deemed to be deleted from Exhibit A-1, Exhibit A-2 and/or Exhibit A-3 attached hereto, as applicable, and added to Schedule 1.3 attached hereto and (iv) such Property shall constitute an Excluded Asset for all purposes hereunder. The Parties shall continue to use commercially reasonable efforts to obtain the Material Consent so that such Asset can be transferred to Purchaser upon receipt of the Material Consent, and if any such Material Consent requirement with respect to which an adjustment to the Unadjusted Purchase Price is made under Section 2.3(b) is subsequently satisfied (or waived) prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b) or Section 8.4(c), as applicable, (A) Seller shall, promptly after such Material Consent requirement is satisfied (or waived), convey the applicable Property to Purchaser, (B) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Property (or portion thereof) at such delayed Closing; (C) Purchaser shall, simultaneously with the conveyance of the applicable Property (or portion thereof), pay the amount of any previous deduction from the Unadjusted Purchase Price (subject to all other applicable adjustments with respect to such Property (or portion thereof) under this Agreement) to Seller, and (D) such Property shall no longer be deemed to be (x) deleted from Exhibit A-1 and/or Exhibit A-2 attached hereto, (y) added to Schedule 1.3 attached hereto or (z) an Excluded Asset for any purposes hereunder. Purchase Price adjustments calculated in the same manner as the adjustments in Section 2.3(a) with respect to the affected Property (or portion thereof), if any, shall be calculated from the period from and after the Effective Date to the date of the conveyance, and the net amount of such adjustment, if positive, shall be paid by Purchaser to Seller, and, if negative, by Seller to Purchaser.

3.13 Preferential Purchase Rights.

(a) Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Section 8.1 on the dates set forth herein. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset, adjusted as set forth herein.

(b) If any preferential right to purchase any Asset is validly exercised prior to Closing, (i) the affected Asset (or portion(s) thereof) shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced by the Allocated Value of such Asset (or portion(s) thereof), (iii) such Asset (or portion(s) thereof) shall be deemed to be deleted from the applicable Exhibits attached hereto and added to Schedule 1.3 attached hereto, (iv) such Asset shall constitute an Excluded Asset for all purposes hereunder, and (v) Seller shall convey the affected Asset (or portion(s) thereof) to the preferential right holder on the terms and provisions set out in the applicable preferential right provision and shall be entitled to the consideration paid by such holder.

(c) Should a third Person fail to validly exercise or waive its preferential right to purchase as to any portion of the Assets prior to Closing, and the time for exercise or waiver has not yet expired by Closing, then (i) such Assets (or portions thereof) shall not be conveyed to Purchaser at Closing, (ii) the Unadjusted Purchase Price shall be reduced by the Allocated Value of each such Asset (or portion thereof subject to such preferential purchase right); (iii) each such affected Asset (or portion thereof) shall be subject to the remainder of this Section 3.13(c) and Section 3.13(d), and (iv) Seller shall continue to use commercially reasonable efforts (without the obligation to make any payments or undertake any obligations for the benefit of the holders of such preferential rights to purchase) to obtain the waiver of the preferential purchase right and shall continue to be responsible for the compliance therewith. Should the holder of the preferential purchase right validly exercise the same after Closing, (A) such affected Asset shall be deemed to be deleted from the applicable Exhibits attached hereto and added to Schedule 1.3 attached hereto, (B) such Asset (or portion thereof) shall constitute an Excluded Asset for all purposes hereunder, and (C) Seller shall convey the affected Asset (or portion thereof) to the preferential right holder on the terms and provisions set out in the applicable preferential right provision and Seller shall be entitled to the consideration paid by such holder.

(d) In the event that, after Closing, a preferential purchase right with respect to an Asset (or portion thereof) not conveyed to Purchaser at Closing pursuant to Section 3.13(c) is waived in writing or the time for exercise of such right has expired pursuant to its terms without exercise by the holder thereof, (i) Purchaser shall purchase the affected Asset (or portion thereof) on the terms set forth in this Agreement at a delayed closing which shall occur within ten (10) Business Days following the date on which Seller obtains such waiver, or the time period for exercising the applicable preferential right has expired (which date shall, with respect to such Asset, or portion thereof, be considered to be the Closing Date with respect to such Asset (or applicable portion thereof)), (ii) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Asset (or portion thereof) at such delayed Closing; and (iii) Purchaser shall, simultaneously with the conveyance of the applicable Asset (or portion thereof), pay the amount of any previous deduction from the Unadjusted Purchase Price (subject to all other applicable adjustments with respect to such Asset (or portion thereof) under this Agreement) to Seller, and (iv) such Asset shall no longer be (A) deemed to be deleted from the Exhibits attached hereto, (B) added to Schedule 1.3 attached hereto or (C) an Excluded Asset for any purposes hereunder. Purchase Price adjustments calculated in the same manner as the adjustments in Section 2.3(a) with respect to the affected Asset (or portion thereof), if any, shall be calculated from the period from and after the Effective Date to the date of the conveyance, and the net amount of such adjustment, if positive, shall be paid by Purchaser to Seller, and, if negative, by Seller to Purchaser.

3.14 Limitations on Applicability. Purchaser’s right to allege Title Defects and Environmental Defects pursuant to this Article 3 shall terminate as of the Defect Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser’s or Seller’s rights under this Article 3 with respect to any Environmental Defect, Title Defect or Title Benefit claim properly reported on or before the Defect Claim Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article 4, and the other terms and conditions of this Agreement, each Seller, on a joint and several basis with each other Seller, represents and warrants to Purchaser the following as of the Execution Date, and effective upon the Closing, as of the Closing Date:

4.1 Seller.

(a) Such Seller is a limited liability company duly organized, validly existing, and in good standing under the Laws of the state of its formation, and is duly qualified to do business and is in good standing in each jurisdiction in which its Assets are located, with the limited liability company power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use.

(b) Such Seller has the limited liability company power and authority to enter into and perform its obligations under this Agreement and each other Transaction Agreement to which it is a party and to consummate the Transactions contemplated by this Agreement and such other Transaction Agreements.

(c) The execution, delivery and performance of this Agreement (and each other Transaction Agreement to which such Seller is a party), and the consummation of the Transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller (and at Closing each other Transaction Agreement to which such Seller is a party will have been duly executed and delivered by such Seller), and this Agreement constitutes the valid and binding obligations of such Seller, and at the Closing each other Transaction Agreement to which such Seller is a party will be the valid and binding obligation of such Seller, in each case enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d) The execution, delivery and performance of this Agreement by such Seller, and the consummation of the transactions contemplated by this Agreement do not (i) violate any provision of the certificate of incorporation or formation or the limited liability company agreement or bylaws, as applicable, of such Seller, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any note, bond, mortgage, indenture, or other financing instrument to which such Seller or any of its Affiliates is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to such Seller or any of its Affiliates as a party in interest, or (iv) violate any Laws applicable to such Seller or any of its Affiliates, except for any matters described in clauses (ii), (ii) and (iv) above which would not have a Seller Material Adverse Effect.

4.2 Litigation. Except as set forth on Schedule 4.2: (a) there are no actions, suits, or proceedings pending to which any Seller is a party, or, to Seller’s Knowledge, that is threatened in writing or to which a Third Party operator of the Assets is a party, and, in each case, is before any Governmental Authority or arbitrator with respect to the Assets, or any Seller’s ownership, use or operation of the Assets; (b) there are no actions, charges, suits, or proceedings pending, or, to Seller’s Knowledge, threatened in writing, before any Governmental Authority or arbitrator against any Seller or its Affiliates, which are reasonably likely to impair or delay materially such Seller’s ability to perform its obligations under this Agreement; and (c) no Seller, its Affiliates or the Assets is subject to any material outstanding judgments, writs, orders, injunctions or decrees issued, made, entered or rendered by any Governmental Authority; provided that no Seller makes any representation or warranty in this clause (c) as to any judgments, orders, writs, rules, injunctions or decrees which are, or contain issues, of broad applicability to, or which broadly affect, the Hydrocarbon exploration and production industry.

4.3 Taxes and Assessments. Except as disclosed on Schedule 4.3:

(a) all material Asset Taxes that have become due and payable by any Seller (whether or not shown on a Tax Return) or any of its Affiliates have been duly paid, and all Tax Returns required to be filed by such Seller or any of its Affiliates with respect to such Asset Taxes have been duly and timely filed and each such Tax Return is true, correct and complete in all material respects;

(b) there are no liens (other than Permitted Encumbrances) on any of the Assets attributable to unpaid Taxes;

(c) there is not currently in effect any extension or waiver of any statute of limitations in any jurisdiction regarding the assessment or collection of any Asset Tax;

(d) no extension of time within which to file any Tax Return with respect to Asset Taxes is currently in effect;

(e) no audit, litigation or other proceeding with respect to Asset Taxes has been commenced by any Governmental Authority or is presently pending, and no Seller has received written notice of any pending claim against it from any applicable Governmental Authority for assessment of Asset Taxes and, to Seller’s Knowledge, no such claim has been threatened; and

(f) none of the Assets are subject to any Tax partnership agreement or are otherwise treated as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

4.4 Compliance with Laws. Except as disclosed on Schedule 4.4, Seller’s and its Affiliates’ ownership and the operation of the Assets (and, to Seller’s Knowledge, the operation of the Assets by any applicable Third Parties during Seller’s period of ownership) is and has been in compliance with all applicable Laws in all material respects, other than with respect to violations or instances of non-compliance that have been fully and finally resolved or corrected. No Seller or any of its Affiliates has received any written notice of any material claim, audit or investigation by any Governmental Authority of any violation of applicable Laws with respect to the Assets that has not been resolved. To Seller’s Knowledge, no Third Party is in violation in any material respect of any applicable Laws with respect to its operation of the Assets.

4.5 Material Contracts. Schedule 4.5 sets forth a true, complete and accurate list of all Material Contracts (including any and all amendments, supplements thereto (and all currently applicable written waivers of any of the terms thereof)). None of any Seller or any of its Affiliates or, to Seller’s Knowledge, any other Person, is in material breach of or material default under any Material Contract except as disclosed on Schedule 4.5. All Material Contracts are in full force and effect and constitute legal and binding obligations of Seller and/or its applicable Affiliate(s) in all material respects. Except as disclosed on Schedule 4.5, no written notice of default or breach has been received or delivered by any Seller or any of its Affiliates under any Material Contract, the resolution of which is outstanding as of the Execution Date, and there are no current notices that have been received by any Seller or any of its Affiliates to cancel, amend the terms of, renegotiate, modify or accelerate, or of the exercise of any premature termination, price redetermination, market-out, or curtailment of, any Material Contract. Seller has provided or made available to Purchaser complete and accurate copies of all Material Contracts (including any and all amendments, supplements thereto (and all currently applicable written waivers of any of the terms thereof)) prior to the Execution Date.

4.6 Advance Payments. Except for Royalties established in the Leases or reflected on Schedule 2.2, minimum throughput commitments covered by Section 4.22, imbalances covered by Section 4.7, and gas balancing agreements or other agreements relating to any of the foregoing and as otherwise set forth on Schedule 4.6:

(a) none of any Seller or any of its Affiliates has received payment under any Contract for the sale of Hydrocarbons produced from the Assets which requires delivery in the future to any Person of Hydrocarbons previously paid for and not yet delivered;

(b) none of any Seller or any of its Affiliates is otherwise obligated under any Contract containing a take-or-pay, advance payment, prepayment or similar provision, or under any marketing-related Contract with respect to any Assets to sell, gather, deliver, process, or transport any Hydrocarbons without then or thereafter receiving full payment therefor;

(c) with respect to joint interest billings for the Wells for which any Seller or any of its Affiliates has received prepayments as of the Effective Date from nonoperating Working Interest owners relating to post-Effective Date operations, such prepayment amounts are set forth on Schedule 4.6; and

(d) No Seller or any of its Affiliates has received any written notice of deficiency payments under gas contracts for which any Person has a right to take deficiency gas from the Assets.

4.7 Imbalances. Except as set forth on Schedule 4.7, as of the date set forth on Schedule 4.7, none of any Seller or any of its Affiliates has, and its and their interests in the Assets are not subject to, any material production, transportation, plant, or other imbalances with respect to production from or allocated the Properties.

4.8 Consents and Preferential Purchase Rights.

(a) Except as set forth on Schedule 4.8(a), there are no preferential rights to purchase, rights of first offer, rights of first refusal, tag-along rights, drag-along rights or similar rights which, in each case, may be applicable to the sale or transfer of any right, title or interest in or to any of the Assets (including, for purposes of clarity, the operation thereof) by any Seller or any of its Affiliates as contemplated by this Agreement.

(b) Except as set forth on Schedule 4.8(b) and except for (i) consents and approvals of Governmental Authorities that are customarily obtained after Closing or (ii) filings and expirations or terminations of the applicable waiting periods under the HSR Act, there are no Material Consents which may be applicable to the sale or transfer of any right, title or interest in and to any of the Assets (including, for purposes of clarity, the operation thereof) by any Seller or any of its Affiliates as contemplated by this Agreement.

(c) Except for (i) Material Consents, (ii) consents and approvals of Governmental Authorities that are customarily obtained after Closing, and (iii) filings and expirations or terminations of the applicable waiting periods under the HSR Act, Schedule 4.8(c) sets forth all approvals, consents, ratifications, waivers or other authorizations (including from any Governmental Authority) from, or permits of, or filings with, or notifications to any Person that is required to be obtained, made or complied with for or in connection with the execution or delivery of this Agreement or the consummation of the Transactions (each, a “Consent”).

4.9 Liability for Brokers’ Fees. None of VTLE, NOG or any of their respective Affiliates shall, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of Seller or any of its Affiliates for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

4.10 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to Seller’s Knowledge, threatened against any Seller or any of its Affiliates (whether by Seller, any of its Affiliates or a Third Party). No transfer of property is being made, and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay, or defraud either present or future creditors of any Seller and any of its respective subsidiaries. Neither any Seller nor any of its respective Affiliates is insolvent and no such Person shall be rendered insolvent by the consummation of any of the transactions contemplated by this Agreement.

4.11 Wells and Equipment. Except as set forth on Schedule 4.11:

(a) all Wells have been drilled and completed within the limits permitted by all applicable Leases and Contracts and no Well is subject to penalties on allowables with regard to time periods after the Effective Date because of any overproduction or any other violation of Laws;

(b) all currently producing Wells (and related Equipment) are in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted;

(c) the Properties do not contain any Equipment, Wells, dry holes, or shut in or otherwise inactive wells that (i) any Seller, its Affiliates (or in the case of Properties operated by a Third Party operator, such Third Party operator) is currently obligated by applicable Law to plug, dismantle or abandon, other than wells that have been plugged and abandoned in accordance with all applicable Laws, or (ii) that are neither in use for purposes of production or injection, nor suspended, no temporarily abandoned in accordance with applicable Laws, Contracts or Leases;

(d) there are no Assets that have been plugged, dismantled or abandoned by any Seller or any of its Affiliates or, to Seller’s Knowledge, by any Third Party operator, in a manner that does not comply in all material respects with applicable Laws, Leases, Contracts and Permits;

(e) Seller has defensible title to, or a valid leasehold interest in, all Equipment and other personal property included in the Assets, free and clear of any liens, encumbrances, obligations, or defects except for Permitted Encumbrances;

(f) all Equipment has been maintained in working order and operating condition in all material respects, ordinary wear and tear excepted, and is sufficient for the normal operation of the Assets in all material respects consistent with past practices;

(g) Seller has all easements, rights of way, licenses and authorizations, in each case, that are necessary to access, own and operate the Equipment as currently accessed, owned and operated by Seller; and

(h) the Equipment constitutes, in all material respects, all of the personal property necessary for the ownership and operation of the Assets as currently owned and operated.

4.12 Non-Consent Operations. Except as set forth on Schedule 4.12 or Schedule 2.2, none of any Seller or any of its Affiliates has elected not to participate in any operation or activity proposed with respect to the Properties which could result in any of any Seller’s or any of its Affiliates’ interests in such Properties becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity.

4.13 Outstanding Capital Commitments; Payout Balances.

(a) Except as set forth on Schedule 4.13, as of the Execution Date, there are no outstanding authorities for expenditure which are binding on the Properties and which Seller reasonably anticipates will individually require expenditures by the owner of the Properties after the Closing Date in excess of One Hundred Thousand Dollars ($100,000), net to the interest of Seller.

(b) as of the Execution Date, the payout balance for each Well that has not reached payout status is reflected in all material respects in Schedule 4.13 as of the respective dates shown thereon.

4.14 Hedges. Except as set forth on Schedule 4.14, there are no Hedges, futures, options, swaps, or other derivatives with respect to the sale of Hydrocarbons from the Assets that will be binding on the Assets after Closing.

4.15 Environmental. Except as set forth in Schedule 4.15:

(a) The Assets that are operated by any Seller or its Affiliates, and to Seller’s Knowledge, the Assets operated by Third Party operators, are in compliance with Environmental Laws in all material respects (other than any non-compliance that has been previously cured or otherwise resolved in accordance with applicable Environmental Laws);

(b) During the past three (3) years, there has been no release of Hazardous Substances on or from the Assets operated by any Seller or its Affiliates, or, to Seller’s Knowledge from any Asset not operated by any Seller or its Affiliates, for which there are outstanding material investigative or remediation obligations under Environmental Laws and for which remedial or corrective action has not been taken pursuant to Environmental Laws or that has not been previously cured or otherwise resolved in accordance with applicable Environmental Laws;

(c) Seller and, to Seller’s Knowledge, each Third Party operator of the Assets has obtained and is maintaining in full force and effect (and, to the extent applicable, has timely filed applications to renew) all permits, certificates, licenses, approvals, and authorizations under applicable Environmental Laws required or necessary for its ownership or operation of the Assets as currently owned and operated by any Seller, the applicable Third Party operator and their respective Affiliates (the “Environmental Permits”), in all material respects, and (i) no action, suit, or proceeding is pending or threatened to suspend, revoke or terminate any such Permit or declare any such Environmental Permit invalid and (ii) no written notice of violation of the terms of such Environmental Permits has been received by Seller or its Affiliates or, to Seller’s Knowledge any Third Party operator, the resolution of which is outstanding as of the Execution Date;

(d) No Seller or any of its Affiliates has entered into and the Assets operated by any Seller or its Affiliates are not subject to, and, to Seller’s Knowledge, no Third Party operator has entered into, and the Assets operated by any Third Party are not subject to, any agreements, consents, orders, decrees or judgments of any Governmental Authority, that are in existence as of the Execution Date, that are based on any Environmental Laws and that relate to the current or future use, ownership or operation of any of the Assets;

(e) No Seller or any of its Affiliates, and, to Seller’s Knowledge, no Third Party operator, has received written notice from any Person of (i) any material violation of, alleged material violation of or material non-compliance with any Environmental Laws relating to the Assets or (ii) any release or disposal of any Hazardous Substance concerning any land, facility, asset or property included in the Assets, in each case, that has not been previously cured or otherwise resolved and for which any Seller or its Affiliates, and to Seller’s Knowledge any Third Party operator, has no further material obligations outstanding;

(f) No Seller or any of its Affiliates is subject to any outstanding and unsatisfied judgment, order, consent order, injunction, decree, or writ of any Governmental Authority under Environmental Laws as of the Execution Date with respect to the Assets that would (i) materially restrict the future use of any of the Assets as currently operated or (ii) require any material change in the present use of any of the Assets; and

(g) Copies of all final written reports of environmental site assessments and/or compliance audits by a Third Party on behalf of any Seller or any of its Affiliates or that are otherwise in any Seller’s or any of its Affiliates’ possession or control, in each case, that have been prepared in the five (5) years prior to the Execution Date have been, in each case, provided or made available to Purchaser prior to the Execution Date.

4.16 Permits. Other than with respect to Environmental Laws and Environmental Permits (which are handled in Section 4.15), each Seller or its Affiliates, and, to Seller’s Knowledge, each Third Party operator of the Assets has obtained and is maintaining in full force and effect (and, to the extent applicable, has timely filed applications to renew) all material permits, certificates, licenses, approvals, and authorizations under applicable Laws required or necessary for such Person’s and its applicable Affiliates’ ownership and/or operation of the Assets as currently owned and operated (together with the Environmental Permits, collectively, the “Permits”) and no written notice of violation of the terms of such Permits (other than the Environmental Permits) has been received by such Seller or any of its Affiliates or, to Seller’s Knowledge, any Third Party operator of the Assets, the resolution of which is outstanding as of the Execution Date. No event has occurred which permits, or (after giving notice or lapse of time or both) would permit, and the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will not result in any material adverse modification, revocation, termination or suspension of any Permit or the imposition of any restrictions of such a nature as may limit the ownership, use or operation of any of the Assets as historically conducted. There are no actions, suits, or proceedings that might result in any material adverse modification, revocation, termination or suspension of any Permit or which would require any corrective or remedial action by any Seller or any of its Affiliates with respect to any Permit.

4.17 Leases.

(a) Schedule 4.17(a) sets forth the expiration dates of the primary terms for each Lease with a primary term that will expire prior to the Target Closing Date or in the twelve (12) month period immediately following the Target Closing Date.

(b) Except as set forth on Schedule 4.17(b), there are currently pending no written requests or written notices or demands that have been received by any Seller or any of its Affiliates or, to Seller’s Knowledge, any Third Party operator of the Assets, alleging (i) that any payment required under the Leases has not been paid or any Seller, any of its Affiliates, or any Third Party operator of the Assets has failed to perform any of its material obligations under any of the Leases and (ii) as a result thereof, the applicable Lease has terminated or is terminable.

(c) Except as set forth on Schedule 4.17(c), none of any Seller or any of its Affiliates has received and, to Seller’s Knowledge, no Third Party operator of the Assets has received, from any other party to any Lease, any unresolved written notice stating (i) a reasonable basis to terminate, forfeit or unilaterally modify such Lease or (ii) that an event has occurred and that such event constitutes (or with notice or lapse of time, or both, would constitute) a material breach under any Lease.

(d) Except as set forth on Schedule 4.17(d), none of the Leases operated by any Seller or its Affiliates, and, to Seller’s Knowledge, none of the Leases operated by any Third Party or its Affiliates, in each case, is subject to (i) any unfulfilled obligations to drill any commitment wells within the twelve (12) month period immediately following Closing or (ii) any requirement to drill additional wells, maintain continuous drilling operations or otherwise conduct material development operations within the twelve (12) month period immediately following Closing in order to continue such Lease in force and effect after the primary term thereof or to otherwise hold the Net Acres or the vertical depths and/or formations of any such Lease.

(e) Schedule 4.17(e) sets forth sets forth those Leases that are currently being maintained by the payment of shut-in royalties or other similar lease maintenance payments in lieu of operations or production.

(f) All Royalties, rentals, lease payments and other payments due and payable by Seller or its Affiliates or, to Seller’s Knowledge, payable by any Third Party operators of the Assets to royalty holders, overriding royalty holders and other interest owners under or with respect to any of the Assets and any Hydrocarbons produced therefrom, measured thereby or attributable thereto (including working interest amounts), in all material respects have been properly and timely paid (or constitute Suspense Funds that are identified on Schedule 4.20).

4.18 Credit Support. Schedule 4.18 sets forth a complete and accurate list of all cash deposits, guarantees, letters of credit, treasury securities, surety bonds and other forms of credit assurances or credit support provided by any Seller or any of its Affiliates (or Point Management) in support of the obligations of Seller and its Affiliates to any Governmental Authority, contract counterparty or other Person related to the ownership or operation of the Assets (collectively, the “Credit Support”).

4.19 Insurance. Schedule 4.19(a) sets forth a true and correct list of all insurance policies maintained by or for the benefit (in each case, directly or indirectly) of any Seller or its Affiliates with respect to the Assets. All premiums due on such insurance policies have either been paid or, if not yet due, accrued. All such insurance policies are in full force and effect and enforceable in accordance with their terms. No Seller or any of its Affiliates has received any written notice of cancellation, termination or non-renewal of any insurance policy or refusal of coverage under any insurance policy. Schedule 4.19(b) sets forth a list of all pending insurance claims of Seller or its Affiliates or otherwise with respect to the Assets.

4.20 Suspense Funds. Schedule 4.20 sets forth a true, complete and accurate list, as of the date set forth on Schedule 4.20, of all Suspense Funds held by any Seller or any of its Affiliates that are attributable to the Assets, which includes, to Seller’s Knowledge, with respect to all such Suspense Funds (a) the amount and value of such Suspense Funds, (b) a description of the source of such funds (including, if applicable, the applicable Property name), (c) the reason such funds are being held in suspense and (d) the name or the names of the Person(s) claiming such funds or to whom such funds are owed. No share of Hydrocarbon proceeds attributable to any Seller’s interest in the Assets to which any such Seller is entitled is currently being held in suspense by the applicable Third Party operator or payor thereof.

4.21 Rights of Way. Except as set forth on Schedule 4.21, (a) each of the Rights of Way owned or held by any Seller or its Affiliates is legal, valid, binding, enforceable and in full force and effect; (b) no Seller or any of its Affiliates is in material breach of or in material default under any such Rights of Way; (c) the Rights of Way are sufficient in all material respects for the ownership and operation of the Assets as currently conducted by Seller and its Affiliates; and (d) Seller holds good and defensible title to each of the Rights of Way.

4.22 Dedications; Minimum Volume Commitments.

(a) No Seller and none of their respective Affiliates is a party to any Contract binding on or applicable to the Assets (i) that contains a commitment for such Seller or any such Affiliate to provide or receive a minimum volume of Hydrocarbons, sand or water to or from another Person (except for and excluding any minimum volume of Hydrocarbons committed under a customary base contract for the sale and purchase of natural gas, as amended or supplemented) or (ii) that requires any Seller or any such Affiliate to pay, or receive from any Person, a deficiency payment or similar obligation (or become subject to any penalty or similar damages) in the event such Seller or any such Affiliate, or any such Person, fails to provide the applicable minimum volume of Hydrocarbons, sand or water in such relevant time period.

(b) Except as set forth on Schedule 4.22, no Seller or any of its Affiliates is a party to, and none of the Assets is subject to, any Contract binding on or applicable to the Assets pursuant to which any portion of the Assets is dedicated or Hydrocarbons produced therefrom are otherwise required to be delivered to a certain Person.

4.23 Condemnation. As of the Execution Date, there is no pending or, to Seller’s Knowledge, threatened in writing taking (whether permanent, temporary, whole or partial) of any part of the Assets by reason of condemnation or the threat of condemnation or eminent domain.

4.24 Special Warranty of Title. Each Seller holds Defensible Title to its Leases and Wells from and against every Person lawfully claiming or to claim the same or any part thereof, in each case, by, through or under such Seller or its Affiliates, but not otherwise, subject, however, to the Permitted Encumbrances.

4.25 Specified Representations. Except as set forth in Schedule 4.25:

(a) the ownership and operation of the Assets by any Seller or its Affiliates has not resulted in material personal injury or illness or death of any Person or damage to any Third Party properties;

(b) none of any Seller or any of its Affiliates (with respect to the Assets) or, to Seller’s Knowledge, any Third Party operator of the Assets has disposed of any Hazardous Substances offsite of the Assets prior to Closing, except (i) in compliance with all Environmental Laws in all material respects, and (ii) in such a manner and location as has not given and would not give rise to material damages or liabilities under applicable Environmental Laws;

(c) there have been no material fines or penalties levied by Governmental Authorities against any Seller or its Affiliates with respect to the ownership or operation of the Assets and no Seller has conducted business or owned or operated the Assets in a manner that have given or will give rise to any such fines or penalties;

(d) none of any Seller or any of its Affiliates has any obligations, responsibilities or liabilities with respect to employment relationships for which Purchaser will be responsible after Closing;

(e) none of any Seller or any of its Affiliates has taken any action constituting Fraud, gross negligence or willful misconduct in connection with the ownership or operation of the Assets operated by any Seller or any of its Affiliates; and

(f) each Seller has properly paid (or caused to be paid) all payments due and payable by such Seller to working interest owners, counterparties to any Contracts or other similar burdens with respect to such Seller’s interest in the Assets, or if not paid, is contesting such payments in good faith in the ordinary course of business as described on Schedule 4.25.

4.26 Financial Statements; Reserve Report.

(a) Attached as Schedule 4.26(a) are copies of (i) the audited consolidated balance sheets of Point Operating as of December 31, 2023 and December 31, 2022, and the related audited consolidated statements of operations, cash flows and equity for each of the years then ended, together with all related notes thereto, including a report thereon by an independent audit firm registered with the AICPA (collectively, the “Audited Seller Financial Statements”), and (ii) the unaudited consolidated balance sheet of Point Operating as of March 31, 2024 (the “Balance Sheet Date”) and the related unaudited consolidated statements of operations, cash flows and equity for the three-month period then ended and the three-month period ended March 31, 2023, together with all related notes thereto (the “Unaudited Seller Financial Statements” and, collectively, the “Seller Financial Statements”).

(b) The Seller Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the period involved (except as described in the notes thereto) and fairly present in all material respects the financial position and results of operations, equity and cash flows of Point Operating as of, and for the periods ended on, the respective dates thereof.

(c) As of the Execution Date, Point Operating does not have any liability of a type required to be recorded or reflected on a balance sheet under GAAP, other than those (i) reflected in, reserved against or otherwise described in the Seller Financial Statements or the notes thereto, (ii) incurred since the Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law), (iii) arising directly out of the Transactions or (iv) which would not, individually or in the aggregate, reasonably be expected to be material to Point Operating.

(d) Point Operating is not a party to off-balance sheet arrangements that would be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act if Point Operating were a reporting company.

(e) The Seller Financial Statements have been prepared based on information contained in the books and records of Point Operating, and Point Operating maintains a system of internal controls and procedures over financial reporting that is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary in order to permit preparation of financial statements in accordance with GAAP, (ii) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Point Operating’s assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of Point Operating’s assets that could have a material effect on the Seller Financial Statements.

(f) Point Operating has not identified (i) any fraud, whether or not material, that involves any employee or member of management of Point Operating who has a role in Point Operating’s internal controls over financial reporting, (ii) any material weakness or significant deficiency in the design or operation of internal controls and procedures over financial reporting of Point Operating that is reasonably likely to adversely affect Point Operating’s ability to record, process, summarize and report financial information of Point Operating, or (iii) any claim or allegation regarding any of the foregoing.

(g) Except as expressly contemplated by this Agreement, from the Balance Sheet Date through the Execution Date: (i) Point Operating has conducted, in all material respects, its business in the ordinary course of business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto), and (ii) no Seller Material Adverse Effect has occurred. From the Balance Sheet Date through the Execution Date, there has not occurred any damage, destruction or casualty loss to Point Operating’s assets whether covered by insurance or not, having a replacement value of more than $5,000,000 for any single loss or $10,000,000 for all such losses.

(h) Attached as Schedule 4.26(h) is a copy of a consolidated reserve report of Point Operating as of December 31, 2023 that has been prepared by Netherland Sewell & Associates (the “Reserve Engineer” and such report, the “Seller Reserve Report”).

4.27 Post Effective Date Operations. Since the Effective Date, Seller has operated the Assets in the ordinary course of business and in a manner substantially consistent with past practices, in each case, in all material respects.

4.28 Affiliate Arrangements. Except as set forth on Schedule 4.28, no Seller or any of its Affiliates is involved in any business arrangement or relationship or is party to any Contract with any Affiliate of any Seller relating to the Assets or the ownership, operation, development or use of the Assets that, in each case, will (a) not be terminated on or prior to the Closing or (b) be applicable to, binding upon or otherwise burden any of the Assets or the ownership, operation, development or use of any of the Assets from and after the Closing.

4.29 Lease Operating Statements. The information set forth in the lease operating statements related to the Assets and set forth on Schedule 4.29 is true and accurate in all material respects for the time periods covered thereby, subject to ordinary course reconciliations.

4.30 No Material Adverse Effect; Absence of Changes

(a) Since the Effective Date, no Seller Material Adverse Effect has occurred.

(b) As of the Execution Date, there are no pending or, to Seller’s Knowledge, threatened Casualty Losses with respect to any Assets with damages estimated to exceed $500,000 in the aggregate for all Casualty Losses, net to Seller’s interest.

(c) Since the Effective Date, (i) no Seller has taken any action which, if such action (or the failure to take any action) would have occurred after the Execution Date, would be prohibited by, or required the consent of Purchaser pursuant to Section 6.3, and (ii) there has been no material damage to Assets not covered by insurance.

4.31 Water Systems No part of the Assets comprising the Water System is located on lands that are not subject to an agreement, easement or other surface right held by Seller permitting the location of such Assets on the lands covered by such agreement, easement or surface right, in each case, except as would not reasonably be expected to be material to the ownership, use or operation of the Water System. The Assets, taken as a whole, include all of the assets necessary to access, own and operate the Water Systems as currently accessed, owned and operated by Seller. The Water System is in an operable state of repair adequate to maintain normal operations as currently conducted by Seller, in all material respects, ordinary wear and tear excepted. Point Water holds good and defensible title in all material respects to all real property interests necessary to own and operate the Water System. No Seller has received from any counterparty to any agreement, easement or other surface right used or held for use in connection with the Water System any unresolved written notice regarding a grantor of any such agreement, easement or other surface right seeking to terminate or materially amend any such agreement, easement or other surface right.

4.32 Regulatory Matters No Seller (a) is engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, as amended, or uses any of the Assets in a manner that subjects it, any Third Party operator of the Assets or any future owner of the Assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938 (other than pursuant to the blanket certificate described below), or (ii) as a common carrier pipeline under the Interstate Commerce Act; or (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions. No Seller has acquired any of the Assets through the use of eminent domain or condemnation.

4.33 No Transfer With respect to any Assets for which any Seller owned any depths other than the applicable Target Interval(s) (as reflected for such Assets on Schedule 2.2) during the two (2) year-period prior to the Execution Date, except for liens under the Existing Credit Agreement or Permitted Encumbrances and except as set forth on Schedule 4.33, no Seller or any of its Affiliates has intentionally transferred, sold, mortgaged, or pledged any material portion of such Assets with respect to depths other than the applicable Target Interval(s) (as reflected for such Assets on Schedule 2.2) within such periods prior to the Execution Date. During the period from the Effective Date to the Closing Date, no Seller nor any of its Affiliates has amended or modified any instruments or Contracts disclosed on Schedule 4.33 (or which should have been disclosed on Schedule 4.33).

4.34 Surface Use Except as set forth on Schedule 4.34, none of the Leases or Contracts are subject to or contain any restrictions on Seller’s use of the surface, in connection with Hydrocarbon operations that would materially and adversely affect the ownership or operation of the Assets as currently owned and operated. Except as set forth on Schedule 4.34, no Seller is in material breach of the terms, provisions or conditions of the servitudes, easements, rights-of-way, surface leases or surface use agreements (including any Rights of Way) constituting part of the Assets. Except as set forth on Schedule 4.34, the Assets include sufficient surface access rights to permit the ownership and operation of the Leases and Wells operated by Seller as currently owned and operated in all material respects.

4.35 Limitations

(a) Subject to, and without limitation of, Purchaser’s rights and remedies under the R&W Insurance Policy, and except for instances of Fraud, the representations and warranties of Seller set forth in this Article 4 and the corresponding certification in the certificate to be delivered at Closing pursuant to Section 8.2(e) as to the accuracy as of the Closing Date of the representations and warranties of Seller set forth in this Article 4, (i) Seller makes no other representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants, or other Representatives (including any opinion, information, projection, or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, advisor or other Representative of Seller or any member of Seller Group).

(b) SUBJECT TO, AND WITHOUT LIMITATION OF PURCHASER’S RIGHTS AND REMEDIES UNDER THE R&W INSURANCE POLICY, AND EXCEPT FOR INSTANCES OF FRAUD AND THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS ARTICLE 4 AND THE CORRESPONDING CERTIFICATION IN THE CERTIFICATE TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(e) AS TO THE ACCURACY AS OF THE CLOSING DATE OF THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN THIS ARTICLE 4, SELLER MAKES NO, AND HEREBY EXPRESSLY DISCLAIMS, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER, OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OF SELLER, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY, OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES, OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (X) COMPLIANCE WITH ANY ENVIRONMENTAL LAW OR THE ENVIRONMENTAL CONDITION OF ANY OF THE ASSETS, AND FURTHER DISCLAIMS ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR STATUTORY, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR

CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE TO ENTER INTO THIS AGREEMENT ON THE EXECUTION DATE. SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

(c) Inclusion of a matter on any of the Schedules which are referenced in this Article 4 (such Schedules, the “Seller Disclosure Schedules”) with respect to a representation or warranty that addresses matters having a Seller Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Seller Material Adverse Effect. The Seller Disclosure Schedules may include matters not required by the terms of the Agreement to be listed on the schedules, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. A matter scheduled on any of the Seller Disclosure Schedules as an exception for any representation and/or warranty shall be deemed to be an exception to all representations and/or warranties for which it is relevant, but only to the extent such relevance is reasonably apparent based on the face of the disclosure in which such matter is disclosed in the Seller Disclosure Schedules.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to the provisions of this Article 5, and the other terms and conditions of this Agreement, each of VTLE and NOG represents and warrants to Seller, on a several and not joint and several basis, the following as of the Execution Date and, effective upon the Closing, as of the Closing Date:

5.1 Existence and Qualification. Such Purchaser is a corporation organized, validly existing, and in good standing under the Laws of the state of Delaware.

5.2 Power. Such Purchaser has the corporate power and authority to enter into and perform its obligations under this Agreement and each other Transaction Agreement to which it is a party and to consummate the Transactions contemplated by this Agreement and such other Transaction Agreements.

5.3 Authorization and Enforceability. The execution, delivery and performance by such Purchaser of this Agreement and each other Transaction Agreement to which it is a party, and the consummation of the Transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Purchaser. This Agreement has been duly executed and delivered by such Purchaser (and at Closing each other Transaction Agreement to which such Purchaser is a party will have been duly executed and delivered by such Purchaser), and this Agreement constitutes the valid and binding obligations of such Purchaser, and at Closing each other Transaction Agreement to which such Purchaser is a party will be the valid and binding obligation of such Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.4 No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Agreements by such Purchaser, and the consummation of the Transactions, will not (a) violate any provision of the certificate of incorporation, bylaws or other governing instruments of such Purchaser, (b) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which such Purchaser is a party or by which it is bound, (c) violate any judgment, order, ruling, or regulation applicable to such Purchaser as a party in interest or (d) violate any Law applicable to such Purchaser, except any matters described in clauses (b), (c), or (d) above which would not have an applicable Purchaser Material Adverse Effect.

5.5 Consents, Approvals or Waivers. Except for (a) any consent or approval of Governmental Authorities customarily obtained after Closing and (b) any filings and expirations or terminations of the applicable waiting periods under the HSR Act, and assuming that Seller obtains all relevant consents to assignment or approvals it is required to obtain in connection with the Transactions contemplated hereby, the execution, delivery, and performance of this Agreement by such Purchaser will not be subject to any consent, approval, or waiver from any Governmental Authority or other Third Party.

5.6 Litigation. There are no actions, suits or proceedings pending, or to the applicable Purchaser’s Knowledge, threatened in writing before any Governmental Authority or arbitrator against such Purchaser or any of its subsidiaries that have had or would be reasonably expected to have, individually or in the aggregate, an applicable Purchaser Material Adverse Effect.

5.7 Investment Company. Such Purchaser is not, and immediately after the consummation of the transactions contemplated hereby, will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.8 Financing. Such Purchaser has, and at the Closing will have, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay its respective Purchaser Pro Rata Share of the Closing Payment to Seller at the Closing and to fulfill its obligations under this Agreement.

5.9 Independent Investigation. Such Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Such Purchaser acknowledges and affirms that (a) as of the Execution Date, it has completed such independent investigation, verification, analysis, and evaluation of the Assets and has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to enter into this Agreement, and (b) prior to or as of Closing, it will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it deems necessary or appropriate to consummate the transactions contemplated hereby. Except for the representations and warranties expressly made by Seller in Article 4 of this Agreement, and without limitation of Purchaser’s remedies for Fraud or under the R&W Insurance Policy, such Purchaser acknowledges that there are no other representations or warranties, express or implied, as to the financial condition, liabilities, operations, business, or prospects of the Assets and that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, and subject to the foregoing, such Purchaser has otherwise relied solely upon its own independent investigation, verification, analysis, and evaluation and the terms of this Agreement and the other Transaction Agreements. Such Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state, or foreign agency has passed upon the Assets or made any finding or determination as to the fairness of an investment in the Assets or the accuracy or adequacy of the disclosures made to such Purchaser, and, except as set forth in Article 10, Purchaser is not entitled to cancel, terminate, or revoke this Agreement.

5.10 Liability for Brokers’ Fees. None of Seller or any of its Affiliates shall, directly or indirectly, have any responsibility, liability, or expense as a result of undertakings or agreements of such Purchaser or any of its Affiliates for brokerage fees, finder’s fees, agent’s commissions, or other similar forms of compensation to an intermediary in connection with the negotiation, execution, or delivery of this Agreement or any agreement or transaction contemplated hereby.

5.11 Qualification; Bonding. Without limiting Section 12.4, such Purchaser is, or as of the Closing will be, qualified under applicable Laws to hold the Assets which are issued by any applicable Governmental Authority. Subject to the accuracy of Seller’s representations and warranties in Section 4.18, and without limitation of Section 12.4, such Purchaser has, or as of the Closing will have, posted such Credit Support, and provided such evidence of such Credit Support, in accordance with Section 6.5(b).

5.12 Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the Knowledge of such Purchaser, threatened against such Purchaser or any Affiliate of such Purchaser (whether by Purchaser or a Third Party). Neither such Purchaser nor any of its Affiliates is insolvent and no such Person shall be rendered insolvent by the consummation of any of the transactions contemplated by this Agreement.

5.13 Foreign Person. Such Purchaser is not a foreign person as that term is used in Section 721 of the Defense Production Act of 1950, as amended, 50 U.S.C. § 4565, and the regulations promulgated thereunder.

5.14 Limitations.

(a) Subject to, and without limitation of, Seller’s right to indemnification pursuant to Article 11, and except for instances of Fraud, the representations and warranties of VTLE and NOG set forth in this Article 5 and the corresponding certification in the certificate to be delivered at Closing pursuant to Section 8.3(f) as to the accuracy as of the Closing Date of the representations and warranties of Purchaser set forth in this Article 5, (i) VTLE and NOG make no other representations or warranties, express or implied, and (ii) VTLE and NOG expressly disclaim all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Seller or any of its Affiliates, employees, agents, consultants, or other Representatives (including any opinion, information, projection, or advice that may have been provided to Seller by any officer, director, employee, agent, consultant, advisor or other Representative of Purchaser or any member of Purchaser Group).

(b) Inclusion of a matter on any of the Schedules which are referenced in this Article 5 (such Schedules, the “Purchaser Disclosure Schedules”) with respect to a representation or warranty that addresses matters having a Purchaser Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Purchaser Material Adverse Effect. The Purchaser Disclosure Schedules may include matters not required by the terms of the Agreement to be listed on the schedules, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. A matter scheduled on any of the Purchaser Disclosure Schedules as an exception for any representation and/or warranty shall be deemed to be an exception to all representations and/or warranties for which it is relevant, but only to the extent such relevance is reasonably apparent based on the face of the disclosure in which such matter is disclosed in the Purchaser Disclosure Schedules.

ARTICLE 6

COVENANTS OF THE PARTIES

6.1 Access. Upon execution of this Agreement until the Closing Date, subject to the limitations expressly set forth in this Agreement, Seller shall provide Purchaser and its Representatives reasonable access to the Assets operated by Seller or any of its Affiliates and access to and the right to copy, at Purchaser’s sole expense, the Records in Seller’s or any of its Affiliates’ possession or control for the purpose of conducting a confirmatory review of the Assets, but only to the extent that Seller may do so without (a) violating applicable Laws, (b) violating any obligations to any Third Party, (c) waiving any legal privilege of Seller, any of its Affiliates or its counselors, attorneys, accountants or consultants, and (d) to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that reasonably minimizes interference with the operation of the business of Seller and any applicable Third Party operator. In addition to, and without limitation of, the foregoing access rights of Purchaser, in the interest of facilitating Purchaser’s timely exercise of its rights under Section 3.1(a), within one (1) Business Day after the Execution Date, Seller shall make available to Purchaser and its Representatives via a virtual data room, fileshare or similar electronic medium, all or substantially all of Seller’s Records electronically available as of the Execution Date relating to Seller’s title to the Assets currently used by Seller in connection with the ownership and operation of the Assets (“Electronic Title Records”); provided, however, if Seller fails to grant such access to all or substantially all of such Electronic Title Records within such one (1) Business Days period, then the Defect Claim Date, the Target Closing Date, the Outside Date and the Extended Outside Date shall each be automatically tolled day-for-day until such time as Seller has provided Purchaser with such access to the Electronic Title Records; provided, further, that if, prior to the date that is ten (10) Business Days following the Execution Date, Purchaser has not provided to Seller a written notice that Purchaser has not received access to the Electronic Title Records, then the Defect Claim Date, the Target Closing Date, the Outside Date and the Extended Outside Date shall not be tolled as provided in the immediately preceding proviso. Subject to the terms of this Agreement, all investigations and due diligence conducted by Purchaser or any of Purchaser’s Representatives shall be conducted at Purchaser’s sole cost, risk and expense and any conclusions made from any examination done by Purchaser or any of Purchaser’s Representatives shall result from Purchaser’s own independent review and judgment. Seller shall use commercially reasonable efforts (but without the obligation to incur any out-of-pocket costs, expenses, or the obligation to undertake any liability or other obligations to or by Seller) to (i) obtain permission for Purchaser to gain access from any Third Party to whom Seller owes obligations including to gain access to Third Party operated Assets to inspect the condition of the same; provided, however, that Seller shall have no liability to Purchaser (or otherwise be in breach of this agreement) for failure to obtain such operator’s permission, (ii) obtain a waiver of confidentiality obligations owed to any Third Parties or establish any necessary confidential relationships with Third Parties reasonably required to allow Purchaser to view and access the Records, and (iii) grant any access to which Seller has the authority to grant without breaching any restriction binding on Seller. Seller or its designee shall have the right to accompany Purchaser and its Representatives whenever they are on site on the Assets.

6.2 Press Releases. Until the Closing, neither Seller nor Purchaser, nor any Affiliate thereof, shall make any press release or public disclosure or statement regarding the existence of this Agreement, the contents hereof, or the transactions contemplated hereby without the prior written consent of Purchaser (in the case of announcements by Seller or its Affiliates) or Seller (in the case of announcements by Purchaser or its Affiliates), which consent shall not be unreasonably withheld or delayed; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller (i) with respect to a press release or disclosure by Purchaser, after Purchaser has, if and to the extent reasonably practicable, provided Seller with the opportunity to review and provide comments to any such proposed press release or disclosure (which comments shall, if and to the extent reasonably practicable, be considered in good faith by Purchaser), (ii) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates, (iii) to Governmental Authorities and Third Parties holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or terminations of such rights, or seek such consents, or (iv) to such Party’s investors and members, and current or prospective financing sources, including Seller’s Affiliates’ investors and limited partners, and to prospective investors or other Persons as part of fundraising or marketing activities undertaken by Seller’s Affiliates or Vortus and its Affiliates provided such disclosures are made to Persons subject to an obligation of confidentiality with respect to such information. Seller, VTLE and NOG shall each be liable for the compliance of its respective Affiliates, and Seller shall be responsible for the compliance by Vortus and its Affiliates, with the terms of this Section 6.2. Notwithstanding anything to the contrary hereunder, no Party shall disclose, make public or include in any public filing the Exhibits or Schedules attached to this Agreement, or any information thereunder, without the express prior written consent of the other Party, which may be denied in such Party’s sole discretion. The Parties agree that neither Purchaser nor Seller may have an adequate remedy at law if any of the foregoing Persons violate (or threaten to violate) any of the terms of this Section 6.2. In such event, Purchaser or Seller, as applicable, shall have the right, in addition to any other it may have, to seek injunctive relief to restrain any breach or threatened breach of the terms of this Section 6.2.

6.3 Operation of Business. Except (v) for Ordinary Course Operations set forth in the Ordinary Course Development Plan, (w) for the operations covered by the authorities for expenditures and other capital commitments described on Schedule 4.13, (x) for actions taken in connection with emergency situations or as may be required by Law, (y) as expressly required by this Agreement or (z) as expressly consented to in writing by Purchaser (which consent shall not be unreasonably delayed, withheld or conditioned, except in the case of clauses (d), (g), (i), (k), (l), (n) or (o)), until Closing Seller shall:

(a) not transfer, sell, hypothecate, encumber, or otherwise transfer or dispose of any of the Assets, except for (i) sales and dispositions of Hydrocarbons made in the ordinary course of business and (ii) other sales and dispositions made in the ordinary course of business and not exceeding, individually, Five Hundred Thousand Dollars ($500,000), or, in the aggregate, One Million Dollars ($1,000,000), in each case, for which the Purchase Price is reduced based on the consideration received (except there shall be no such reduction to the Purchase Price in the case of Equipment that is replaced, at no cost or expense to Purchaser (whether through an adjustment to the Purchase Price or otherwise) with equipment or materials of comparable or better value and utility in connection with the maintenance, repair, and operation of the Assets);

(b) not (i) terminate, (ii) amend or modify (other than in a de minimis respect), or (iii) waive, release, grant, transfer or fail to enforce any significant rights under, (iv) execute, or (v) extend any Contract that, in each case, is (or upon execution would be) a Material Contract, other than the drilling contracts that Purchaser has requested or requests Seller to terminate prior to Closing (at Purchaser’s sole cost and expense);

(c) maintain insurance coverage on the Assets in the amount and of the types currently maintained by Seller and not make any election to be excluded from any coverage provided by an operator for the joint account pursuant to a joint operating, unit operating, or similar Contract;

(d) (i) not amend or modify any Lease or Right of Way (other than in a de minimis respect) and (ii) use commercially reasonable efforts to maintain in full force and effect all Leases and Rights of Way, to the extent, with respect to any Lease, that such Leases are capable of producing in paying quantities at Hydrocarbon prices in effect as of the date that Seller or any Third Party proposes to relinquish any such Leases or allow any such Leases to terminate or expire; provided, in no event shall Seller have any obligation to make any payment or undertake any drilling or operational activity to hold or extend any Lease or Right of Way so long as Seller provides written notice to Purchaser at least ten (10) Business Days in advance of such termination or expiration and Purchaser expressly consents in writing to the same in its sole discretion; and, if Purchaser does not so expressly consent, then Seller must make the relevant payment and/or undertake the relevant operational activity to hold or extend such Lease;

(e) maintain the Assets in the usual, regular and ordinary manner consistent with past practice and undertake, implement and diligently and continuously conduct in accordance with the Reasonably Prudent Owner Standard any and all Ordinary Course Operations pursuant to and in accordance with the Ordinary Course Development Plan, subject to any and all Ordinary Course Deviations; provided that if Seller fails to drill or complete a well within the specifications set forth for such well in the Ordinary Course Development Plan, then Seller shall have no liability hereunder for such failure, except in the case of gross negligence or willful misconduct;

(f) maintain the Records in the usual, regular and ordinary manner, in accordance with the usual accounting practices of Seller;

(g) not plug or abandon any well located on the Assets unless required by Law or Contract;

(h) (i) submit to Purchaser for prior written approval, all written requests received by Seller or its Affiliates for operating or capital expenditures relating to the Assets (other than lifting, leasehold operating expense and water costs that are charged to the Assets generally) that involve individual commitments of more than Five Hundred Thousand Dollars ($500,000), net to Seller’s interest, and (ii) not propose, approve or consent to (or non-consent to) any operation or activity (or series of related operations or activities) on the Assets or otherwise commit to make any capital expenditure or operating expense, in each case, reasonably anticipated to cost the owner of the Assets more than Five Hundred Thousand Dollars ($500,000), net to Seller’s interest; provided, however, that, notwithstanding the foregoing, Seller has the right to conduct any operation or activity (or propose or make a commitment to make any capital expenditure or operating expense) with respect to any of the Assets that is, in each case, primarily related to operations or activities with respect to the maintenance or replacement of any failed or malfunctioning electric submersible pump (ESP) located on the Assets if, and to the extent, the costs and expenses paid and/or incurred (or contemplated to be paid and/or incurred) in connection therewith would not, and would not reasonably be expected to, cost the owner of the affected Assets more than One Million Dollars ($1,000,000), net to Seller’s interest;

(i) not incur any costs or expenses in excess of the Specified Operations Threshold as set out in Schedule 2.3(k) to conduct the Specified Operations;

(j) maintain in all material respects (i) all material Permits that are maintained by Seller or any of its Affiliates with respect to the Assets as of the Execution Date and (ii) all Credit Support;

(k) not elect to go non-consent pursuant to a joint operating agreement as to any proposed operation on any of the Leases or Wells;

(l) not voluntarily relinquish its position as operator to anyone other than Purchaser (or an Affiliate of Purchaser) with respect to any of the Assets operated by Seller or any Affiliate thereof, or voluntarily abandon any of the Assets other than as required pursuant to the terms of a Lease or applicable Law;

(m) not waive, compromise or settle any right or claim with respect to any of the Assets, except to the extent (i) such right is an Excluded Asset or would not reasonably be expected to adversely affect (other than in a de minimis respect) the ownership, operation or value of the Assets after Closing or (ii) such claim is a Retained Obligation and would not adversely affect, or be reasonably expected to adversely affect, Purchaser or the ownership or operation of the Assets after Closing;

(n) not (i) make, change or revoke any Tax election, (ii) change an annual accounting period, (iii) adopt or change any accounting method with respect to Taxes, (iv) file any amended Tax Return with respect to Asset Taxes, (v) enter into any closing agreement, (vi) settle or compromise any Tax claim or assessment with respect to Asset Taxes, or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Asset Taxes;

(o) timely pay all Asset Taxes that become due and payable prior to the Closing (other than those being contested in good faith in appropriate proceedings);

(p) keep Purchaser reasonably apprised of any and all operating and production activities and drilling, re-drilling, completion or re-completion operations with respect to the Assets, to the extent permitted under applicable Law;

(q) provide access rights to one or more Representatives of Purchaser to the Assets for the purposes of observing any operations thereon, including any Ordinary Course Operations, which access shall be subject to compliance with Seller’s posted safety rules and procedures and be conducted in a manner that reasonably minimizes interference with the ownership or operation of the Assets;

(r) not amend, modify or terminate the Ordinary Course Development Plan or suspend, cease, or terminate any Ordinary Course Operations, in each case, other than (i) Ordinary Course Deviations and (ii) prior to the date that HSR Clearance is achieved, in accordance with the Reasonably Prudent Owner Standard; and

(s) not enter into any agreement or commitment to do or not do, as applicable, any of the foregoing.

Requests for approval of any action restricted by this Section 6.3 shall be delivered to either of the individuals listed on Schedule 6.3 – Part B, which requests may be delivered electronically to such individual’s email address set forth on Schedule 6.3 – Part B (provided that receipt of such email is requested and received, including automatic receipts), each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser. Any approval delivered by one of the individuals listed on Schedule 6.3 – Part B shall constitute an approval on behalf of Purchaser, regardless whether such individual is a VTLE or NOG personnel member. Purchaser’s approval of any action restricted by this Section 6.3 shall not be unreasonably withheld or delayed (except as expressly provided in the introduction to this Section 6.3) and shall be considered granted in full within five (5) Business Days (unless a shorter time, not to be less than 48 hours, is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of delivery of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing provisions of this Section 6.3, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Purchaser of such action promptly thereafter. Purchaser acknowledges that Seller owns undivided interests in the Assets and may not be the operator of all of the Assets, and Purchaser agrees that the acts or omissions of Third Parties (including the applicable operators of the Assets) who are not Affiliates of Seller shall not constitute a violation of the provisions of this Section 6.3, nor shall any action required by a vote of Working Interest owners constitute such a violation so long as Seller and its Affiliates have voted their respective interests or exercised any applicable rights under any applicable Contracts in a manner consistent with the provisions of this Section 6.3. If any specific action or inaction that is expressly approved (and not, for the avoidance of doubt, considered granted due to the expiration of the five (5) Business Day period described above) by Purchaser pursuant to this Section 6.3 would, in and of itself, constitute a breach of one or more of Seller’s representations and warranties in Article 4 or Seller’s covenants or agreements contained in this Agreement, the taking of such action or any such inaction by Seller to which Purchaser expressly consented shall not, in and of itself, constitute a breach of such representations, warranties, covenants or agreements.

6.4 Indemnity Regarding Access. Purchaser’s access to the Assets and its (and its Affiliates and Representatives) examinations and inspections, whether under Sections 6.1, 3.4, or otherwise, shall be at Purchaser’s sole risk, cost, and expense, and each Purchaser (on its behalf and on behalf of the Purchaser Group) WAIVES AND RELEASES ALL CLAIMS AGAINST THE SELLER GROUP, ARISING IN ANY WAY THEREFROM, OR IN ANY WAY CONNECTED THEREWITH, EXCEPT TO THE EXTENT CAUSED BY THE FRAUD, GROSS NEGLIGENCE, OR WILLFUL MISCONDUCT OF SUCH PERSON. Each of NOG and VTLE agrees, on a several, and not joint and several, basis, in accordance with their respective Purchaser Pro Rata Shares, to indemnify, defend, and hold harmless the Seller Group, the other owners of interests in the Properties, and all such

Persons’ directors, officers, employees, agents, and other Representatives from and against any and all Damages, including Damages attributable to personal injury, death, or property damage, to the extent arising out of, or relating to, access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their respective directors, officers, employees, agents, or other Representatives, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, EXCEPT TO THE EXTENT CAUSED BY THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PERSON AND EXCEPT TO THE EXTENT SUCH DAMAGES ARE ATTRIBUTABLE TO THE DISCOVERY OF CONDITIONS EXISTING ON THE ASSETS PRIOR TO THE EXECUTION DATE. ANY INDEMNITY PROVIDED BY PURCHASER PURSUANT TO THIS SECTION 6.4 SHALL BE MADE BY VTLE AND NOG ON A SEVERAL, AND NOT JOINT AND SEVERAL, BASIS IN ACCORDANCE WITH THEIR RESPECTIVE PURCHASER PRO RATA SHARES. SUBJECT TO, AND WITHOUT LIMITATION OF PURCHASER’S RIGHTS AND REMEDIES UNDER THE R&W INSURANCE POLICY FOR BREACHES OF, OR INACCURACIES IN, SELLER’S REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 4 OR SET FORTH IN THE CORRESPONDING CERTIFICATION IN THE CERTIFICATE TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(e) AS TO THE ACCURACY AS OF THE CLOSING DATE OF THE REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH IN ARTICLE 4, AND EXCEPT FOR INSTANCES OF FRAUD (AS DEFINED HEREIN), PURCHASER RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION OF ANY TYPE AND NATURE MADE AVAILABLE TO IT, ITS AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO ARTICLE 6 OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, SAMPLES, REPORTS, AND OTHER INFORMATION, AND NO WARRANTY OF ANY KIND IS MADE BY SELLER AS TO SUCH INFORMATION SUPPLIED TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES AND PURCHASER EXPRESSLY AGREES THAT, SUBJECT TO THE FOREGOING LIMITATIONS, ANY RELIANCE UPON SUCH INFORMATION, OR CONCLUSIONS DRAWN THEREFROM, SHALL BE THE RESULT OF ITS OWN INDEPENDENT REVIEW AND JUDGMENT.

6.5 Governmental Reviews.

(a) Seller and Purchaser shall each in a timely manner make (or cause their applicable Affiliates to make) (i) all required filings, and prepare applications to, and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (ii) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations. Purchaser shall bear the cost of all filing or application fees payable to any Governmental Authority with respect to the transactions contemplated by this Agreement, regardless of whether Purchaser, Seller, or any Affiliate of any of them is required to make the payment.

(b) Without limitation of Section 12.4, on or before the Closing Date, Purchaser shall post or obtain such Credit Support that is set forth on Schedule 4.18 as is required by the applicable Governmental Authority or Contract counterparty for Purchaser’s ownership of the Assets and to replace or cancel the existing Credit Support, and shall provide Seller with evidence of the same.

(c) Promptly after Closing, Purchaser (with the assistance of Seller, subject to Section 12.3) shall make all filings with any applicable Governmental Authority (including in each applicable county), as may be required to properly assign and transfer the Assets from Seller to Purchaser.

(d) In furtherance of Section 6.5(a), as soon as practicable following the Execution Date, but in no event later than ten (10) Business Days following the Execution Date, Seller and VTLE shall make or cause to be made such filings as may be required by the HSR Act with respect to the transactions contemplated by the Transaction Agreements (the “HSR Filing”), which HSR Filing shall include a request for early termination of any applicable waiting period. Thereafter, Seller and VTLE shall use their respective reasonable best efforts to respond as promptly as practicable to all requests for reports or other documents required or requested by any relevant Governmental Authority pursuant to the HSR Act or any other Antitrust Law or otherwise including requests for additional information concerning such transactions, so that the waiting period specified in the HSR Act will expire or be terminated as soon as reasonably possible after the Execution Date, but in no event later than the Outside Date. The Parties will advise each other promptly of any material communication from any Governmental Authority, and of Seller and VTLE shall cause their respective counsel to furnish each other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with Seller and VTLE’s respective preparation of necessary filings or submissions under the provisions of the HSR Act. Each Party shall cause their counsel to provide prompt notification to the other Party when it becomes aware that any consent or approval referred to in this Section 6.5(d) is obtained, taken, made, given or denied, as applicable. Each Party shall promptly inform each other Party, and if in writing, furnish each other Party with copies of (or, in the case of oral communications, provide a summary of) any substantive communication from any Governmental Authority, and permit each other Party to review and discuss in advance, and consider in good faith the views of each other Party in connection with, any proposed substantive written or oral communication, correspondence, or submission to a Governmental Authority. No Party shall participate in any meeting or substantive discussion with any Governmental Authority in respect of any such HSR Filings or related investigations or other inquiries unless, to the extent practicable, it consults with the other Parties in advance and, to the extent practicable and permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate in such meeting. VTLE shall pay the statutory filing fee associated with filings under the HSR Act. Each Party may, as each deems advisable and necessary, reasonably designate any competitively sensitive information provided to another Party under this Section 6.5(d) as “outside counsel only,” and may also redact materials provided pursuant to this Section 6.5(d) (i) as necessary to comply with contractual obligations; and (ii) as necessary to protect privileged attorney-client communications or attorney work product. VTLE agrees to use reasonable best efforts to have the applicable HSR Act waiting period expire or be terminated on or before the Outside Date hereunder and, if necessary, to contest and resist, any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) of any Governmental Authority that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by the Transaction Agreements. Notwithstanding anything to the contrary set forth in this Agreement, the obligations of VTLE under this Section 6.5 shall not include VTLE committing to: (i) sell, divest, or otherwise convey particular assets, categories, portions or parts of assets or businesses of VTLE or its Affiliates; (ii) agree to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business to be acquired by it contemporaneously with or subsequent to the Closing; (iii) permit the Seller to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Seller prior to the Closing; (iv) license, hold separate or enter into similar arrangements with respect to its respective assets or the assets of the Seller or conduct of business arrangements or terminate any and all existing relationships and contractual rights and obligations, and (v) obtain prior approval or other approval from a Governmental Authority, or submit a notification or otherwise notify any Governmental Authority, prior to consummating any future transaction (other than the transactions contemplated by this Agreement) as a condition to obtaining any and all expirations of waiting periods under the HSR Act or other Antitrust Laws or consents from any Governmental Authority necessary to consummate the transactions contemplated hereby.

6.6 Further Assurances. After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

6.7 R&W Insurance Policy. Purchaser has obtained and conditionally bound the R&W Insurance Policy. Following the Execution Date, Purchaser shall maintain the binder agreement for the R&W Insurance Policy in full force and effect and satisfy the conditions set forth therein to cause the R&W Insurance Policy to be issued at the Closing on terms and in the form set forth therein, and a true and correct copy of the R&W Insurance Policy shall be provided to the Seller promptly after receipt thereof by Purchaser. The R&W Insurance Policy shall expressly provide and, if issued, shall provide that (a) the insurer(s) issuing such policy have waived or otherwise shall not pursue any subrogation, contribution or other rights against Seller or any of its Affiliates and/or any of their respective Representatives, except in the case of Fraud by Seller (it being understood and agreed that the Fraud of any Person shall not be imputed to any other Person), (b) Purchaser shall not (and shall cause its Affiliates not to) amend, modify, or otherwise change, terminate, or waive any provision of the R&W Insurance Policy in a manner adverse to Seller, any of its Affiliates or any of their respective Representatives, including any rights of the insurer to subrogate or seek recovery from Seller, any of its Affiliates or any of their respective Representatives, and (c) Seller, its Affiliates and

the Representatives of any of the foregoing are express third-party beneficiaries under the R&W Insurance Policy with respect to the matters described in this sentence. From and after the Execution Date, without the prior written consent of Seller, Purchaser shall not (and shall cause its Affiliates not to) grant any right of subrogation, contribution or other right or otherwise amend, modify, terminate or waive any term or condition of the R&W Insurance Policy in a manner inconsistent with the immediately preceding sentence. Seller agrees to reasonably cooperate with and take all commercially reasonable actions requested by Purchaser to provide information customarily reviewed or requested by insurers, underwriters and their representatives to assist Purchaser with issuing and fully binding the R&W Insurance Policy on or prior to the Closing Date. Prior to or concurrently with the Closing, all costs and expenses related to obtaining the R&W Insurance Policy, including the total premium, underwriting costs, taxes, brokerage commission, and other fees and expenses of such policy, shall be promptly and fully paid by Purchaser. Notwithstanding the foregoing, for the avoidance of doubt, the Parties acknowledge and agree that the obtaining of the R&W Insurance Policy is not a condition to the Closing, and Purchaser shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Section 7.2, to consummate the transactions contemplated by this Agreement even if coverage under the R&W Insurance Policy binder lapses for any reason or if Purchaser fails to meet any conditions set forth in the R&W Insurance Policy binder or otherwise fails to obtain assurances that the R&W Insurance Policy will be issued on terms and in the form set forth in the R&W Insurance Policy binder following Closing.

6.8 Operatorship. As soon as reasonably practicable following Closing, Seller will (and will cause its applicable Affiliates to) send out notifications of its resignation as operator under any Contracts, effective as of the Closing Date, for all Properties that Seller (or any Affiliate of Seller) currently operates and transfers to Purchaser pursuant to this Agreement. Seller makes no representation and/or warranty to Purchaser as to the transferability or assignability of operatorship of such Properties. Seller agrees, however, that, as to the Assets it or any Affiliate of it operates, it shall use its commercially reasonable efforts to support VTLE’s effort to become successor operator of such Properties effective as of Closing and to designate, to the extent legally possible and permitted under any applicable joint operating agreement or other agreement, VTLE as successor operator of such Properties effective as of the Closing. Purchaser acknowledges that the rights and obligations associated with such Properties are governed by applicable agreements and that operatorship will be determined by the terms of those agreements. Notwithstanding anything to the contrary contained in this Section 6.8, the Parties shall execute Texas Railroad Commission Form P-4s for all Wells currently operated by Seller or its Affiliates, naming VTLE (or its designated Affiliate) as operator of such Wells with the Texas Railroad Commission at Closing as provided in Section 8.2(i).

6.9 Financial Information.

(a) Seller shall use:

(i) upon reasonable request by Purchaser, commercially reasonable efforts to cause the external audit firm that audits the Audited Seller Financial Statements (the “Audit Firm”) to cooperate with Purchaser and its Representatives to cause the Audited Seller Financial Statements to comply with Regulation S-X promulgated by the SEC (“Regulation S-X”) and other rules and regulations of the SEC with respect to reporting obligations of Purchaser and its Affiliates under the Exchange Act or any registration of securities under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, notwithstanding anything to the contrary in this Agreement, none of Seller, its Affiliates or their respective representatives shall be responsible for the preparation of any pro forma financial information, which shall be prepared solely by Purchaser; provided, further, that, upon reasonable request by Purchaser, Seller shall use commercially reasonable efforts to provide or cause to be provided information not included in the Audited Seller Financial Statements that may be necessary for the preparation by Purchaser of any pro forma financial information;

(ii) commercially reasonable efforts to, as soon as reasonably practicable after the Execution Date, (A) prepare or cause to be prepared unaudited consolidated balance sheets of Point Operating and the related statements of operations, cash flows and equity as of and for the six (6) month periods ended June 30, 2024 and June 30, 2023, in each case, in accordance with GAAP consistently applied (the “June 30 Seller Financial Statements”), (B) with respect to the Audited Seller Financial Statements, prepare or cause to be prepared the supplemental oil and natural gas information contemplated by Accounting Standards Codification Topic 932, (C) cause the Unaudited Seller Financial Statements and the June 30 Seller Financial Statements to be “reviewed” by the Audit Firm under SAS 100 or comparable AICPA standards of review for interim financial statements, and (D) upon reasonable request by Purchaser, cause the Audit Firm to cooperate with Purchaser and its Representatives to cause the June 30 Seller Financial Statements to comply with Regulation S-X and other rules and regulations of the SEC with respect to reporting obligations of Purchaser and its Affiliates under the Exchange Act or any registration of securities under the Securities Act; and

(iii) commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Affiliates and their respective partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives, on a commercially reasonable basis to provide, in each case at Purchaser’s sole cost and expense, such assistance as is reasonably requested by Purchaser in connection with any arrangement, marketing, syndication and consummation of any financing that may be arranged by Purchaser to the extent reasonably deemed necessary or advisable by Purchaser to fund any portion of the Purchase Price (the “Financing”); provided that such requested assistance does not unreasonably interfere with operations of Seller or its Affiliates or its or their respective assets and that any information requested by Purchaser is reasonably available to Seller or any of its Affiliates or its or their Representatives.

(b) At either VTLE’s or NOG’s reasonable request, after the date of this Agreement for up to eighteen (18) months after the Closing Date (the “Records Period”), Seller agrees to use commercially reasonable efforts to make available to Purchaser and its Affiliates and their Representatives any and all Records to the extent in Seller’s or its Affiliates’ possession or control and to which Seller and its Affiliates’ personnel have reasonable access, in each case as reasonably required by Purchaser, its Affiliates and their Representatives in order to prepare financial statements in connection with Purchaser’s or its Affiliates’ debt or equity securities offerings or filings, if any, that are required by the SEC, under securities Laws applicable to Purchaser and its Affiliates, or financial statements meeting the requirements of Regulation S-X in connection with the transaction contemplated by this Agreement (the “Purchaser Financial Statements”).

(c) During the Records Period, Seller shall use commercially reasonable efforts to cause its accountants, consultants, reserve engineers, agents and other Representatives to, reasonably cooperate with VTLE and NOG and their respective Representatives in connection with the preparation by VTLE and/or NOG, as applicable, of the Purchaser Financial Statements that are required to be included in any filing by such Purchaser or its Affiliates with the SEC, or customarily included in offering documentation for debt or equity securities offerings, including to use their commercially reasonable efforts to cause the Audit Firm and the Reserve Engineer to (i) provide its consent to be named as an expert in (A) any filings that may be made by Purchaser under the Securities Act or required by the SEC under securities laws applicable to Purchaser or any report required to be filed by Purchaser under the Exchange Act in connection with the transactions contemplated by this Agreement or in connection with the Financing or (B) any prospectus or offering memorandum or (ii) to provide customary “comfort letters” to any underwriter or initial purchaser in connection with any debt or equity securities offering during the Records Period. If reasonably requested, Seller shall use commercially reasonable efforts to execute and deliver, or shall use commercially reasonable efforts to cause its Affiliates to execute and deliver, to the Audit Firm such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit, as may be reasonably requested by the Audit Firm, with respect to the Purchaser Financial Statements, including, as requested, representations regarding internal accounting controls and disclosure controls.

(d) In no event shall Seller or any of its Affiliates or Representatives be required to bear any cost or expense or pay any fee (other than reasonable out-of-pocket costs and expenses for which they are promptly reimbursed or indemnified) in connection with any action taken pursuant to this Section 6.9(a) through (c); provided, however, that the Parties agree that Seller, on the one hand, shall bear one-half, and Purchaser, on the other hand, shall bear one-half, of all costs and expenses incurred after the Execution Date associated with the preparation of the Audited Seller Financial Statements and the June 30 Seller Financial Statements pursuant to Section 6.9(a)(ii); provided, further that, Purchaser’s responsibility for such costs and expenses shall not exceed Two Hundred Fifty Thousand Dollars ($250,000). VTLE and NOG shall each be responsible their respective Purchaser Pro Rata Share of all fees and expenses related to the actions contemplated by this Section 6.9(a) through (c), including the compensation of any contractor or advisor of Seller or any of its Affiliates or Representatives. Accordingly, notwithstanding anything to the contrary herein, Purchaser shall promptly, upon written request by Seller, reimburse

Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented compensation or other fees of any contractor or advisor of Seller or any of its Affiliates or Representatives) incurred in connection with the cooperation of Seller contemplated by this Section 6.9. Further, VTLE and NOG shall each, on a several, and not joint and several, basis, in accordance with their respective Purchaser Pro Rata Shares, indemnify and hold harmless the Seller Group from and against any and all claims, losses or Damages actually incurred or suffered by them in connection with the obligations of Seller and its Affiliates and Representatives under Section 6.9(a) through (c) (other than to the extent resulting from the gross negligence, bad faith or willful misconduct of Seller or any of its Affiliates or Representatives as determined in a final, non-appealable judgment of a court of competent jurisdiction).

(e) Notwithstanding anything to the contrary, the access to be provided to Purchaser and its Affiliates and their respective Representatives pursuant to this Section 6.9 shall not interfere with Seller’s or any of its Affiliates’ ability to prepare their own financial statements or Seller’s regular conduct of business and shall be made available during Seller’s normal business hours, unless reasonably requested otherwise by Purchaser. Such cooperation shall not require Seller to take any action that Seller reasonably believes could result in a violation of applicable Laws or the waiver of any legal or other applicable privilege.

(f) Nothing contained in this Section 6.9 shall require any such consent, cooperation or assistance to the extent that it would (i) require Seller, its Affiliates or any of their respective Representatives to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities (other than the payment of reasonable out-of-pocket costs related to such cooperation which shall be promptly reimbursed by Purchaser on demand as set forth in Section 6.9(d)) or give any indemnities, (ii) unreasonably interfere with the ongoing business or operations of Seller or its Affiliates, (iii) result in any conflict with this Agreement or Seller’s or its Affiliates’ organizational documents or applicable Law, (iv) reasonably be expected to result in a violation of applicable Law on the part of Seller or any of its Affiliates or Representatives, or (v) provide access to or disclose information that Seller reasonably determines could jeopardize any attorney-client privilege of Seller or any of its Affiliates. Purchaser shall indemnify and hold harmless the Seller Group from and against any and all Damages suffered or incurred in connection with any Financing or any assistance or activities provided in connection therewith.

(g) Notwithstanding anything to the contrary herein, Seller shall not be deemed to be in breach of the covenants set forth in this Section 6.9 so long as it has acted in a good faith commercially reasonable manner to comply with the cooperation and assistance set forth herein. Purchaser acknowledges and agrees that Closing is not conditioned on Purchaser or its Affiliates obtaining any financing.

6.10 Employee Matters. With respect to employee matters, the Parties agree to the provisions of Exhibit E.

6.11 Further Actions. Subject to the terms of this Agreement, and without limitation of each Party’s respective rights and remedies under this Agreement, each Party shall use commercially reasonable efforts to take such actions as may be necessary to consummate the transactions contemplated by this Agreement.

6.12 Notification of Breaches. Without limiting the Seller Group’s rights to indemnification or to assert its rights to seek indemnification pursuant to Article 11 until the Closing,

(a) Each of VTLE and NOG shall notify Seller promptly after such Purchaser obtains knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b) Seller shall notify Purchaser promptly after Seller obtains knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(c) If any Party has notice that (i) any of the other Parties’ representations or warranties are untrue or shall become untrue in any material respect between the date hereof and the Closing Date, or (ii) any of the other Parties’ covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but, in each case, if such breach of representation, warranty, covenant, or agreement shall (if curable) actually be fully cured on or before the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.

6.13 Seller Post-Closing Cash. If the Closing occurs, Seller shall with respect to Seller’s obligations related to any adjustments or payments owed to Purchaser pursuant to Section 8.4, for the period commencing on the Closing Date and ending on the date on which the Final Settlement Statement is resolved pursuant to Section 8.4 (the “Support Expiration Date”), maintain at least Fifteen Million Dollars ($15,000,000) of unrestricted cash on its balance sheet to support the obligations of Seller (following Closing) to the extent relating to any adjustments or payments owed to Purchaser pursuant to Section 8.4. Seller acknowledges and agrees that (a) at any time prior to the Support Expiration Date, Purchaser shall have the right to request that Seller prepare and deliver to Purchaser a written certificate executed by an officer of Seller certifying that Seller is then in compliance with its applicable covenants and obligations set forth in this Section 6.13 (each such certificate, a “Support Certificate”) and (b) Seller shall deliver each such requested Support Certificate to Purchaser within two (2) Business Days following Seller’s receipt of Purchaser’s written request therefor; provided, however, that Purchaser may not request such a Support Certificate more than once per calendar quarter.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of Seller, waiver in writing, on or prior to Closing of each of the following conditions:

(a) (i) The Purchaser Fundamental Representations of each Purchaser shall be true and correct in all respects as of the Execution Date and as the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (ii) the other representations and warranties of each Purchaser set forth in Article 5 shall be true and correct as of the Execution Date and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except, in the case of this clause (ii), for such failures of representations and warranties of Purchaser to be so true and correct as, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect;

(b) Each Purchaser shall have performed and observed, in all material respects (and in all respects in the case of any covenants and agreements qualified by substantiality, materiality, Purchaser Material Adverse Effect), all covenants and agreements to be performed or observed by such Purchaser under this Agreement prior to or on the Closing Date;

(c) On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial Damages from Seller or any Affiliate of Seller resulting therefrom;

(d) Subject to Section 10.1(g), the net sum of all downward adjustments to the Purchase Price to be made pursuant to Sections 2.3(a) and 2.3(b) shall be less than or equal to twenty percent (20%) of the Unadjusted Purchase Price;

(e) All waiting periods imposed under the HSR Act shall have expired or been terminated; and

(f) Each Purchaser shall have delivered or be prepared to deliver all of the deliverables each such Purchaser is required to deliver pursuant to Section 8.3.

7.2 Conditions of Purchaser to Closing. The obligations of each Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, at the option of such Purchaser, waiver in writing, on or prior to Closing of each of the following conditions:

(a) (i) The Seller Fundamental Representations shall be true and correct in all respects as of the Execution Date and as the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (ii) the other representations and warranties of Seller set forth in Article 4 shall be true and correct as of the Execution Date and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except, in the case of this clause (ii), for such failures of representations and warranties of Seller to be so true and correct as, individually or in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect; provided, however, that any representation or warranty qualified by materiality or Seller Material Adverse Effect shall be deemed not to be so qualified for the purposes of this Section 7.2(a);

(b) Seller shall have performed and observed, in all material respects (and in all respects in the case of any covenants and agreements qualified by substantiality, materiality, Seller Material Adverse Effect), all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial Damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending or threatened in writing before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial Damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d) Subject to Section 10.1(g), the net sum of all downward adjustments to the Purchase Price to be made pursuant to Sections 2.3(a) and 2.3(b) shall be less than or equal to twenty percent (20%) of the Unadjusted Purchase Price;

(e) All waiting periods imposed under the HSR Act shall have expired or been terminated; and

(f) Seller shall have delivered or be prepared to deliver all of the deliverables Seller is required to deliver pursuant to Section 8.2.

ARTICLE 8

CLOSING

8.1 Time and Place of Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the office of Akin Gump Strauss Hauer & Feld LLP in Fort Worth, Texas at 10:00 a.m., local time, on September 20, 2024 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, on the date that is three (3) Business Days after such conditions have been satisfied or waived, subject to the provisions of Article 10. The date on which the Closing occurs with respect to any Asset is referred to herein as the “Closing Date” for such Asset.

8.2 Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) Counterparts of the Assignment and Bill of Sale, duly executed and acknowledged by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b) Counterparts of the Mineral Deed, duly executed and acknowledged by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(c) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed and acknowledged (to the extent so required) by Seller, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(d) Letters-in-lieu of transfer or division orders executed by Seller to reflect the transaction contemplated hereby, which letters shall be on forms prepared by Seller and reasonably satisfactory to Purchaser;

(e) A certificate from Seller duly executed by an authorized officer of Seller, dated as of the Closing, certifying on behalf of Seller, that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled;

(f) A valid, properly completed IRS Form W-9 duly executed by each Seller (or, if any Seller is classified as an entity disregarded as separate from another Person for U.S. federal income tax purposes, by such Person);

(g) Where notices of approval, consent, or waiver are received by Seller pursuant to a filing or application under Section 6.5, copies of such notices;

(h) Any other forms or instruments required by any Governmental Authority relating to the assignments or transfer of any interest in or to any of the Assets;

(i) Releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, and fixture filings burdening the Assets (including, for purposes of clarity, UCC-3s) to the extent securing indebtedness for borrowed money of the Seller or its Affiliates, including under the Existing Credit Agreement, which releases and terminations shall be in form and substance reasonably satisfactory to Purchaser;

(j) Appropriate change of operator forms for the Assets operated by Seller or any of its Affiliates, designating VTLE as operator of such Assets;

(k) The Preliminary Settlement Statement, duly executed by Seller;

(l) Joint written instructions to the Escrow Agent to retain an amount equal to the Defect Escrow Amount (if any) from the Deposit in the Deposit Escrow Account and disburse to Seller an amount equal to the Deposit minus the Defect Escrow Amount (if any);

(m) A counterpart of the Transition Services Agreement, duly executed by Point Operating;

(n) Subject to the terms of Schedule 2.3(j), the deliverables contemplated by Schedule 2.3(j); and

(o) All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Purchaser.

8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 8.2, VTLE and NOG shall deliver or cause to be delivered to Seller, among other things, the following:

(a) VTLE and NOG shall each deliver a wire transfer of such Purchaser’s respective Purchaser Pro Rata Share of the Closing Payment in same-day funds to an account specified by Seller in the Preliminary Settlement Statement;

(b) VTLE and NOG shall each deliver a wire transfer of such Purchaser’s respective Purchaser Pro Rata Share of the Defect Escrow Amount in same day funds to the Defect Escrow Account as provided in Section 3.8(e), if applicable.

(c) Counterparts of the Assignment and Bill of Sale, duly executed and acknowledged by each of VTLE and NOG, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(d) Counterparts of the Mineral Deed, duly executed and acknowledged by each of VTLE and NOG, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(e) Assignments in form required by any Governmental Authority for the assignment of any Assets controlled by such Governmental Authority, duly executed and acknowledged (to the extent so required) by each of VTLE and NOG, in sufficient duplicate originals to allow recording and filing in all appropriate offices;

(f) A certificate duly executed by an authorized officer of (i) VTLE, dated as of the Closing, certifying on behalf of VTLE that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled with respect to VTLE, and (ii) NOG, dated as of the Closing, certifying on behalf of NOG that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled with respect to NOG;

(g) Where notices of approval, consent, or waiver are received by Purchaser pursuant to a filing or application under Section 6.5, copies of such notices;

(h) Evidence of replacement of all Credit Support to the extent required by such Purchaser pursuant to Section 6.5(b);

(i) Any other forms or instruments required by any Governmental Authority relating to the assignments or transfer of any interest in or to any of the Assets;

(j) The Preliminary Settlement Statement, duly executed by each of VTLE and NOG;

(k) A counterpart of the Transition Services Agreement, duly executed by VTLE;

(l) Joint written instructions to the Escrow Agent to retain an amount equal to the Defect Escrow Amount (if any) from the Deposit in the Deposit Escrow Account and disburse to Seller an amount equal to the Deposit minus the Defect Escrow Amount (if any); and

(m) All other instruments, documents, and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.

8.4 Closing Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than four (4) Business Days prior to the Target Closing Date, Seller shall in good faith prepare and deliver to Purchaser, using and based upon the best information available to Seller, a draft preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth Seller’s good faith estimate of the (i) adjusted Purchase Price for the Assets as of the Closing Date, in each case, after giving effect to all adjustments set forth in Section 2.3, and (ii) the amount of (A) the Purchase Price less (B) the amount of the Deposit (together with all earnings, interest and income thereon), which shall constitute the dollar amount to be payable by Purchaser to Seller at Closing (the “Closing Payment”). Seller shall supply to Purchaser reasonable documentation in the possession or control of Seller and its Affiliates to support the items for which adjustments are proposed or made in the Preliminary Settlement Statement delivered by Seller and a reasonably detailed explanation of any such adjustments and the reasons therefor. Within three (3) Business Days after receipt of Seller’s draft Preliminary Settlement Statement, Purchaser may deliver to Seller a written report containing all changes that Purchaser proposes to be made to the Preliminary Settlement Statement, if any, together with a brief explanation of any such changes. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Unadjusted Purchase Price at Closing; provided that if the Parties cannot agree on all adjustments set forth in the Preliminary Settlement Statement prior to the Closing, then any adjustments as set forth in the Preliminary Settlement Statement as presented by Seller (with any amendments or modifications thereto that were so agreed between the Parties) will be used to adjust the Unadjusted Purchase Price at Closing. For purposes of clarity, Purchaser’s failure to propose any changes to the Preliminary Settlement Statement and/or Purchaser’s agreement to all or any portion of the Preliminary Settlement Statement proposed by Seller shall not, and shall not be deemed or construed to, prejudice any of Purchaser’s rights hereunder (including, for purposes of clarity, Purchaser’s right to dispute any adjustment or amount set forth in the Preliminary Settlement Statement in connection with the final calculation and determination of the Purchase Price pursuant to Section 8.4(b) and/or Section 8.4(c), as applicable).

(b) As soon as reasonably practicable after the Closing but not later than the ninetieth (90th) day following the Closing Date, Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Purchase Price (the “Final Settlement Statement”) and showing the calculation of each adjustment under Section 2.3, based on the most recent actual figures available for each adjustment. Seller shall make such reasonable documentation as is in Seller’s or any of its Affiliates’ possession or control available to support the final figures set forth in the Final Settlement Statement. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of such Final Settlement Statement from Seller (as such time period may be extended as described below, the “Purchaser Comment Deadline”), Purchaser may deliver to Seller a written report containing any changes that Purchaser proposes be made to such Final Settlement Statement. Seller may deliver a written report to Purchaser on or prior to the Purchaser Comment Deadline reflecting any changes that Seller proposes to be made to the Final Settlement Statement as a result of additional information received after the Final Settlement Statement was first prepared and delivered to Purchaser hereunder (and if any such written report is delivered by Seller to Purchaser on or after the date that is five (5) Business Days before the Purchaser Comment Deadline, then the Purchaser Comment Deadline will be automatically extended for five (5) Business Days). If Purchaser does not deliver such report to Seller on or before the Purchaser Comment Deadline, Purchaser shall be deemed to have agreed with Seller’s Final Settlement Statement, and such Final Settlement Statement shall become final and binding upon the Parties.

(c) The Parties shall undertake to agree on the Final Settlement Statement of the Purchase Price no later than ninety (90) days after the delivery to Purchaser of Seller’s initial Final Settlement Statement. In the event that the Parties cannot reach agreement on the final Purchase Price within such period of time, any Party may refer the items of adjustment which are in dispute to, the Houston, Texas office of KPMG, or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration. If Purchaser and Seller have not agreed upon a mutually acceptable alternate Person to serve as Accounting Arbitrator within ten (10) Business Days of receiving notice of KPMG’s unavailability, Seller shall, within ten (10) Business Days after the end of such initial ten (10) Business Day period, formally apply to the Houston, Texas office of the American Arbitration Association to choose the Accounting Arbitrator. The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 8.4(c). The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Article 2 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section 8.4(c)) or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own legal and accounting fees and other costs of presenting its case to the Accounting Arbitrator. The fees, costs and expenses of the Accounting Arbitrator shall be borne by Seller, on the one hand, and by Purchaser, on the other hand, based upon the percentage that the amount not ultimately awarded to such Party by the Accounting Arbitrator bears to the amount actually contested by such Party with respect to all applicable disputed matters. Within ten (10) days after the earlier of (i) the Purchaser Comment Deadline without delivery by Purchaser to Seller of any written report with respect to the Final Settlement Statement under Section 8.4(b) or (ii) the date on which the Parties or the Accounting Arbitrator, as applicable, finally determine the Purchase Price, (x) Purchaser shall pay to Seller in cash the amount by which the Purchase Price (less the Deposit (together with all earnings, interest and income thereon), and the Defect Escrow Amount (if applicable)) exceeds the Closing Payment or (y) Seller shall pay to Purchaser in cash the amount by which the Closing Payment exceeds the final Purchase Price (less the Deposit (together with all earnings, interest and income thereon), and the Defect Escrow Amount (if applicable)), as applicable. Any amounts paid by or to Purchaser pursuant to this Section 8.4(c) shall be paid to or by VTLE and NOG in accordance with their respective Purchaser Pro Rata Shares.

(d) Purchaser shall use commercially reasonable efforts to assist Seller in preparation of the Final Settlement Statement under Section 8.4(b) by furnishing invoices, receipts, reasonable access to personnel, and such other assistance as may be reasonably requested by Seller to facilitate such process post-Closing (but in no event shall Purchaser be obligated to pay or incur any funds in connection with providing such assistance).

(e) All cash payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to a bank account as may be specified by Seller in writing. All cash payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to the banks and accounts specified by Purchaser in writing.

ARTICLE 9

TAX MATTERS

9.1 Allocation of Asset Taxes.

(a) Solely for purposes of determining the adjustments to the Purchase Price with respect to Asset Taxes pursuant to Section 2.3 or Section 8.4 and any amounts payable by Seller to Purchaser pursuant to Section 9.2, Seller shall be allocated and bear all Asset Taxes attributable to (i) any Tax period ending prior to the Effective Date and (ii) the portion of any Straddle Period ending immediately prior to the Effective Date, provided, however, with respect to both clauses (i) and (ii), that Purchaser shall be allocated and bear Asset Taxes associated with the Hydrocarbons produced from, or attributable to, the Properties and sold during the period up to but excluding the Effective Date, if the amount earned from the sale is not received by Seller prior to the Cut-Off Date. Purchaser shall be allocated and bear all Asset Taxes attributable to (A) any Tax period beginning on or after the Effective Date and (B) the portion of any Straddle Period beginning on the Effective Date; provided, however, that Seller (not Purchaser) shall be allocated and bear the portion, if any, of any such Asset Taxes that consist of penalties, interest or additions to tax to the extent attributable to a breach by Seller of the representations set forth in Section 4.3.

(b) For purposes of determining the allocations described in Section 9.1(a), (i) Asset Taxes that are attributable to the severance or production of Hydrocarbons (other than such Asset Taxes described in clause (iii) below) shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (ii) Asset Taxes that are imposed on a transactional basis (other than such Asset Taxes described in clause (i) or (iii)), shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (iii) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Date and the portion of such Straddle Period beginning on the Effective Date by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the Effective Date, on the one hand, and the number of days in such Straddle Period that occur on or after the Effective Date, on the other hand. For purposes of clause (iii) of the preceding sentence, the period for such Asset Taxes shall begin on the date on which ownership of the applicable Assets gives rise to liability for the particular Asset Tax and shall end on the day before the next such date.

(c) To the extent the actual amount of an Asset Tax is not determinable at the time an adjustment to the Purchase Price is to be made with respect to such Asset Tax pursuant to Section 2.3 or Section 8.4, Seller and Purchaser shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment.

9.2 Tax Returns. After the Closing Date, Purchaser shall (i) file (or cause to be filed) all Tax Returns with respect to Asset Taxes that are required to be filed after the Closing Date that relate to any Tax period ending before the Effective Date or any Straddle Period on a basis consistent with past practice except to the extent otherwise required by Law; provided that Purchaser shall use its reasonable best efforts, taking into account that the due date for a Tax Return may be contemporaneous with the closing of a Tax period, to submit each such Tax Return to Seller for its review and comment reasonably in advance of the due date therefor, and Purchaser shall incorporate any reasonable comments received from Seller up to five (5) days prior to the due date therefor and timely file any such Tax Return, and (ii) pay (or cause to be paid) prior to delinquency, all Asset Taxes relating to any Tax period that ends before or includes the Effective Date that become due after the Closing Date. In the case of any Tax Return described in clause (i) required to be filed after the final determination of the Final Settlement Statement pursuant to Section 2.3(i), that includes Asset Taxes that are allocable to Seller pursuant to Section 9.1(a), Purchaser shall deliver to Seller a statement that apportions the Asset Taxes shown on such Tax Return between Purchaser and Seller in accordance with Section 9.1(a). Such statement shall be accompanied by proof of Purchaser’s actual payment of such Asset Taxes. Within ten (10) Business Days of receipt of each such statement and proof of payment, Seller shall reimburse Purchaser for the portion of such Asset Taxes allocated to Seller in accordance with Section 9.1(a), except to the extent such Asset Taxes have been taken into account in the final determination of the Final Settlement Statement pursuant to Section 2.3(i). In each case, without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), neither Purchaser or any of its Affiliates shall (i) file, or cause to be filed, any amended Tax Return with respect to the Assets for any Tax period ending prior to the Effective Date or for any Straddle Period, (ii) make or change any Tax election for, or that has retroactive effect to, any Tax period ending prior to the Effective Date or for any Straddle Period, (iii) enter into any voluntary disclosure with any taxing authority with respect to Asset Taxes or related Tax Returns for a Tax period ending prior to the Effective Date or for any Straddle Period or (iv) extend or waive the statute of limitations with respect to Asset Taxes for any Tax period ending prior to the Effective Date or for any Straddle Period to the extent any of the actions described in clauses (i) – (iv) reasonably would be expected to increase the amount Taxes for which Seller is responsible pursuant to Section 9.1. The Parties agree that (A) this Section 9.2 is intended to solely address the timing and manner in which certain Tax Returns relating to Asset Taxes are filed and the Asset Taxes shown thereon are paid to the applicable taxing authority and (B) nothing within this Section 9.2 shall be interpreted as altering the manner in which Asset Taxes are allocated and economically borne by the Parties.

9.3 Transfer Taxes. To the extent that any Transfer Taxes are payable, Purchaser will be responsible for one hundred percent (100%) of all Transfer Taxes and shall prepare and file, or cause to be prepared and filed, all related Tax Returns. Purchaser and Seller shall agree, upon request, to cooperate in good faith to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the transactions contemplated herein.

9.4 Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation, or other proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Seller and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Authority.

9.5 Tax Proceedings. Purchaser shall, within five (5) days of receipt, provide Seller with written notice of any inquiries, audits, examinations or proposed adjustments by any Governmental Authority, which relates to any Asset Taxes (x) for any Tax period ending prior to the Effective Date or (y) for any Straddle Period (each, a “Pre-Effective Date Tax Proceeding”). Seller shall have the option to control the conduct and resolution of any Pre-Effective Date Tax Proceeding that relates solely to a Tax period ending prior to the Effective Date for which Seller reasonably would be expected to have a material liability under this Agreement. Seller may exercise such option by providing written notice to Purchaser within fifteen (15) days of receiving written notice of any such Pre-Effective Date Tax Proceeding from Purchaser. If Seller elects to control a Pre-Effective Date Tax Proceeding, Seller shall (i) keep Purchaser informed of the progress of any such Pre-Effective Date Tax Proceeding, (ii) provide Purchaser with copies of material correspondence with respect to any such Tax Proceeding, (iii) permit Purchaser (or Purchaser’s counsel) to participate in meetings (including conference calls) with the applicable Governmental Authority with respect to any such Pre-Effective Date Tax Proceeding (at Purchaser’s cost), and (iv) not effect any settlement or compromise of any such Pre-Effective Date Tax Proceeding without the written consent of Purchaser, not to be unreasonably conditioned, delayed or withheld. Purchaser shall control any Pre-Effective Date Tax Proceeding that Seller does not elect to control and any Pre-Effective Date Tax Proceeding that relates to any Straddle Period; provided that Purchaser shall (I) keep Seller informed of the progress of any such Pre-Effective Date Tax Proceeding, (II) provide Seller with copies of material correspondence with respect to any such Pre-Effective Date Tax Proceeding, (III) permit Seller (or Seller’s counsel) to participate in meetings (including conference calls) with the applicable Governmental Authority with respect to any such Pre-Effective Date Tax Proceeding (at Seller’s cost), and (IV) not effect any settlement or compromise of any such Pre-Effective Date Tax Proceeding without the written consent of Seller, not to be unreasonably conditioned, delayed or withheld. In the event of a conflict between the provisions in this Section 9.5 and those in Section 11.4, this Section 9.5 shall control.

9.6 Allocation of Purchase Price. After the Closing, the Parties shall cooperate in good faith to allocate the Unadjusted Purchase Price, Assumed Obligations, and all other items constituting consideration for applicable Income Tax purposes (to the extent known) among the Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and in a manner consistent with Schedule 2.2 (the “Allocation”). If Seller and Purchaser reach an agreement with respect to the Allocation, Seller and Purchaser shall report, and cause their respective Affiliates to report, the transactions contemplated by this Agreement consistently with such agreed-upon Allocation on any Tax Return, including Internal Revenue Service Form 8594, as applicable, and will not assert, and will cause their respective Affiliates not to assert, in connection with any Tax audit or other proceeding with respect to Taxes, any asset values or other items inconsistently with such agreed-upon Allocation except with the agreement of the other Party or as required by applicable Law; provided, however, that nothing in this Agreement shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation and neither Purchaser or Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Allocation. The Parties agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to Closing:

(a) by the mutual prior written consent of Seller, VTLE and NOG;

(b) by either Seller, VTLE or NOG if the Closing has not occurred on or before September 30, 2024 (the “Outside Date”); provided, however, that if the applicable waiting period (and any extensions thereof) under the HSR Act have not expired or otherwise been terminated on or prior to such date, but all other conditions precedent to Closing set forth in Article 7 have been satisfied or waived (except for any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing), then the Outside Date will be immediately and automatically extended without any further action by any of the Parties until October 25, 2024 (“Extended Outside Date”);

(c) by Seller, at Seller’s option, if any of the conditions set forth in Section 7.1 (other than Sections 7.1(c) or 7.1(d)) have not been satisfied by the Target Closing Date (except for those conditions that by their nature are to be satisfied at or in connection with the Closing and that would have been capable of being satisfied at or in connection with the Closing) and, following written notice thereof from Seller to Purchaser specifying the reason any such condition is unsatisfied (including any material breach by Purchaser of this Agreement), such condition remains unsatisfied for a period of twenty (20) days after Purchaser’s receipt of written notice thereof from Seller;

(d) by Purchaser, at Purchaser’s option, if any of the conditions set forth in Section 7.2 (other than Sections 7.2(c) or 7.2(d)) have not been satisfied by the Target Closing Date (except for those conditions that by their nature are to be satisfied at or in connection with the Closing and that would have been capable of being satisfied at or in connection with the Closing) and, following written notice thereof from Purchaser to Seller specifying the reason any such condition is unsatisfied (including any material breach by Seller of this Agreement), such condition remains unsatisfied for a period of twenty (20) days after Seller’s receipt of written notice thereof from Purchaser;

(e) by Seller, VTLE or NOG if consummation of the transactions contemplated hereby is enjoined, restrained or otherwise prohibited or otherwise made illegal by the terms of a final, non-appealable order; or

(f) by Seller, if, at the time Seller seeks to exercise its rights pursuant to this Section 10.1(f), Purchaser has not deposited an amount equal to the Deposit into the Deposit Escrow Account;

(g) by (A) Purchaser, if the condition set forth in Section 7.2(d) is not satisfied on or before the Target Closing Date or (B) by Seller, if the condition set forth in Section 7.1(d) is not satisfied on or before the Target Closing Date; provided that, if either Party notifies the other Party of its intention to terminate this Agreement pursuant to this Section 10.1(g), the non-terminating Party may, prior to giving effect to such termination, elect by written notice (an “Arbitration Notice”) to submit all unresolved disputes with respect to any Title Defects, Title Benefits, Title Defect Amounts, Title Benefit Amounts, Environmental Defects or Environmental Defect Amounts to expert arbitration in accordance with Section 3.10, as applicable, for the sole purpose of determining whether the condition in Section 7.2(d) or Section 7.1(d) has been satisfied. In such case, the Parties shall select a Title Arbitrator or Environmental Arbitrator within five (5) Business Days of the delivery of the Arbitration Notice, each Party shall submit such Party’s position to the Title Arbitrator or Environmental Arbitrator, as applicable, within ten (10) Business Days of the delivery of an Arbitration Notice, and each Party shall instruct the Title Arbitrator or Environmental Arbitrator, as applicable, to deliver its determination of (1) the Environmental Defect Amount(s) attributable to all disputed Environmental Defects, (2) the Title Defect Amount(s) attributable to all disputed Title Defects and/or (3) the Title Benefit Amount(s) attributable to all disputed Title Benefits, as applicable, within twenty (20) days after the appointment of such Person. If an Arbitration Notice is delivered, no termination pursuant to this Section 10.1(g) shall be effective (and the Outside Date shall be tolled beginning on the date the Arbitration Notice is delivered to the Party seeking to terminate this Agreement pursuant to this Section 10.1(g)) until final resolution of such arbitration. Nothing herein shall prevent Purchaser from electing to waive or withdraw any asserted Title Defect or Environmental Defect at any time prior to termination of this Agreement;

provided, however, that, no Party shall be entitled to terminate this Agreement under Section 10.1(b), 10.1(c) 10.1(d) or 10.1(g) as applicable, if, at the time such Party would otherwise be entitled to exercise such right to terminate this Agreement, such Party: (A) is in breach of any of its representations or warranties set forth in this Agreement or (B) such Party has failed to perform or observe such Party’s covenants and agreements in this Agreement, in each case of (A) or (B), in a manner that causes any condition with respect to the other Party’s obligation to consummate the transactions contemplated by this Agreement set forth in Sections 7.1 or 7.2, as applicable, not to be satisfied, or (C) such Party fails to proceed with the consummation of the transactions contemplated by this Agreement once the applicable conditions in Section 7.1 (in the case of a failure by Seller) or Section 7.2 (in the case of a failure by Purchaser) have been satisfied or waived.

10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, (a) this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, this Article 10, Sections 2.1(b) 4.9, 4.26, 5.9, 5.10, 6.2, 6.4, 6.5, 11.4 (as it relates to claims under Section 6.4), 12.2, 12.3, 12.6, 12.7, 12.8, 12.9, 12.11, 12.13, 12.14, 12.15, 12.16, 12.17, and 12.18, all of which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of all or any portion of the Assets to any Person without any restriction under this Agreement and (b) there shall be no liability under this Agreement on the part of Purchaser or Seller or any of their respective Affiliates, partners, officers, owners, shareholders, members, officers, directors, managers, employees, agents or other Representatives except as expressly set forth in this Section 10.2, Section 10.3 and the Non-Disclosure Agreements, which Non-Disclosure Agreements shall survive any termination of this Agreement in accordance with its terms.

10.3 Distribution of Deposit and Remedies Upon Termination; Specific Performance.

(a) In the event that (i) all conditions precedent to the obligations of Seller set forth in Section 7.1 have been fulfilled, satisfied or waived in writing by Seller (except for those conditions that by their nature are to be satisfied by or on behalf of Purchaser at or in connection with Closing, all of which Purchaser stands ready, willing and able to satisfy, and other than the failure of any such conditions to Closing of Seller resulting from the breach or failure of any of Seller’s representations, warranties or covenants hereunder) and (ii) Purchaser is entitled to terminate this Agreement under Section 10.1(b) or 10.1(d) because the conditions precedent to the obligations of Purchaser set forth in Section 7.2 are not satisfied as of such time solely as a result of the breach or failure of Seller’s representations, warranties, or covenants hereunder, including, if and when required, Seller’s obligations to consummate the transactions contemplated hereunder at Closing, then the Purchaser Group shall be entitled, as its sole and exclusive remedy, to elect in writing, in Purchaser’s sole discretion, to either: (A) seek specific performance of this Agreement (without the necessity of posting bond or furnishing other security); provided that Purchaser’s ability to terminate this Agreement and seek recovery pursuant to clause (B) below shall not be limited if Purchaser causes any such action for specific performance to be dismissed prior to reaching a final, non-appealable decision; or (B) terminate this Agreement pursuant to Section 10.1(b) or 10.1(c), as applicable, in which case, Purchaser shall be entitled (1) to receive the entirety of the Deposit for the sole account and use of Purchaser and (2) to recover an amount equal to Purchaser’s reasonable and documented Third Party out-of-pocket costs and expenses paid or incurred in connection with negotiating the Transactions, up to an amount not to exceed Two Million Five Hundred Thousand Dollars ($2,500,000). In the case of clause (B) above, not later than two (2) Business Days following Purchaser’s election to terminate this Agreement, Seller, VTLE and NOG shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit (together with all earnings, interest and income thereon) to VTLE and NOG in accordance with their respective Purchaser Pro Rata Shares.

(b) In the event that (i) all conditions precedent to the obligations of Purchaser set forth in Section 7.2 have been fulfilled, satisfied or waived in writing by Purchaser (except for those conditions that by their nature are to be satisfied by or on behalf of Seller at or in connection with Closing, all of which Seller stands ready, willing and able to satisfy) and (ii) Seller is entitled to terminate this Agreement under Section 10.1(b) or 10.1(c) because the conditions precedent to the obligations of Seller set forth in Section 7.1 are not satisfied as of such time solely as a result of the breach or failure of Purchaser’s representations, warranties, or covenants hereunder, including, if and when required, Purchaser’s obligations to consummate the transactions contemplated hereunder at Closing, then the Seller Group shall be entitled, as its sole and exclusive remedy, to terminate this Agreement pursuant to Section 10.1(b) or 10.1(c), as applicable, and receive the entirety of the Deposit for the sole account and use of Seller as liquidated damages hereunder without waiving or releasing the Purchaser’s obligations under the provisions that remain in effect following a termination pursuant to Section 10.2(a). Seller and Purchaser acknowledge and agree that (x) Seller’s actual damages upon the event of such a termination are difficult to ascertain with any certainty, (y) the Deposit is a fair and reasonable estimate by the Parties of such aggregate actual damages of Seller, and (z) such liquidated damages do not constitute a penalty. If Seller terminates this Agreement in accordance with clause B above, Seller, VTLE and NOG shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit (together with all earnings, interest and income thereon) to Seller.

(c) In the event that Seller has elected to terminate this Agreement under Sections 10.1(e) or 10.1(f), Seller shall be entitled to receive from Purchaser an amount equal to the Deposit for the sole account and use of Seller as liquidated damages hereunder. Seller and Purchaser acknowledge and agree that (i) Seller’s actual damages upon the event of such a termination are difficult to ascertain with any certainty, (ii) a payment from Purchaser to Seller in the amount of the Deposit is a fair and reasonable estimate by the Parties of such aggregate actual damages of Seller, and (iii) such liquidated damages do not constitute a penalty. Any such payment shall be borne by VTLE and NOG in accordance with their respective Purchaser Pro Rata Shares.

(d) If this Agreement is terminated for any reason other than the reasons set forth in Sections 10.3(a), 10.3(b), or 10.3(c) Purchaser shall be entitled to receive the entirety of the Deposit, free of any claims by Seller or any other Person with respect thereto. In such event, Seller, VTLE and NOG shall execute and deliver joint written instructions to the Escrow Agent to disburse the Deposit (together with all earnings, interest and income thereon) to VTLE and NOG in accordance with their respective Purchaser Pro Rata Shares.

(e) Notwithstanding anything to the contrary herein but subject to the other terms and provisions of this Section 10.3, if a Party has failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed (i) in the case where Seller or Purchaser is the non-performing Party, after the Closing, and (ii) in the case only where Seller is the non-performing Party, at, prior to, or after the Closing (including, if applicable pursuant to Section 10.3(a) above, the obligation of Seller to consummate the Closing, but specifically excluding the obligation of Purchaser to consummate the Closing), the other Party may seek specific performance of such covenant or agreement at any time prior to the valid termination of this Agreement without the necessity of posting bond or furnishing other security. Each Party understands and agrees that the other Party may suffer irreparable damage as a result of it failing to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed after the Closing (or, in the case of Purchaser’s rights only under subpart (ii) above, at or prior to Closing as well). Accordingly, each Party waives any right it may have to challenge the enforceability of this Agreement by a decree of specific performance and agrees it will not argue in any proceeding that the requirements for specific performance have not been met, that monetary damages constitute a sufficient remedy or make any other argument in opposition to the specific performance of this Agreement.

ARTICLE 11

INDEMNIFICATION; LIMITATIONS

11.1 Assumed Obligations. Subject to, and without limitation of, Purchaser’s rights and remedies under the R&W Insurance Policy, the terms of Article 3 (including Purchaser’s rights and remedies arising thereunder), or with respect to any adjustments to the Unadjusted Purchase Price set forth in Section 2.3, on the Closing Date, (x) VTLE shall assume and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations and liabilities of Seller and its Affiliates, known or unknown, with respect to the VTLE Assets, regardless of whether such obligations or liabilities arose prior to, on, or after the Effective Date (collectively, and, for purposes of clarity, excluding the Retained Obligations, the “VTLE Assumed Obligations”) and

(y) NOG shall assume and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, or discharged) all of the obligations and liabilities of Seller and its Affiliates, known or unknown, with respect to the NOG Assets, regardless of whether such obligations or liabilities arose prior to, on, or after the Effective Date (collectively, and, for purposes of clarity, excluding the Retained Obligations, the “NOG Assumed Obligations” and, together with the VTLE Assumed Obligations, the “Assumed Obligations”). The Assumed Obligations include the following:

(a) all obligations and liabilities arising from or in connection with any production, pipeline, storage, processing, or other imbalance attributable to Hydrocarbons produced from the Properties, whether before, on, or after the Effective Date, including obligations to furnish makeup gas in accordance with the terms of applicable gas sales, gathering, or transportation Contracts;

(b) obligations to pay working interests, Royalties and other Suspense Funds held by Seller as of the Closing Date (with respect to such Suspense Funds, solely to the extent Purchaser receives a downward adjustment to the Purchase Price at Closing pursuant to Section 2.3 in respect thereof);

(c) obligations for plugging and abandonment of all of the Wells and dismantlement, decommissioning, or abandonment of all structures and Equipment included in the Assets or located on the lands covered by, or described in, the Leases (whether such Leases have terminated or expired) and restoration of the surface covered by the Assets in accordance with applicable Laws (whether or not required to be plugged, abandoned, dismantled, or restored as of the Effective Date, and whether or not the applicable Lease has terminated or expired), including any obligations to assess, remediate, remove, and dispose of NORM, asbestos, mercury, drilling fluids, chemicals, and produced waters and Hydrocarbons;

(d) subject to the terms of Article 3, all Damages and obligations arising from, or relating to, Title Defects, deficiencies, or other Title Matters with respect to the Assets, whether arising or relating to periods of time before, on, or after the Effective Date; and

(e) subject to the terms of Article 3, all Damages and obligations arising from, or relating to, Environmental Defects, or other environmental matters, with respect to the Assets, whether arising or relating to periods of time before, on, or after the Effective Date.

11.2 Retained Obligations. Notwithstanding the terms of Section 11.1, the Assumed Obligations shall not include, and Seller shall retain and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged), any and all liabilities, Damages, duties, or obligations, known or unknown, to the extent they are attributable to, arise out of or in connection with, or are based upon (collectively, the “Retained Obligations”):

(a) the Excluded Assets (including the ownership or operation thereof);

(b) the actions, suits, proceedings and other matters set forth on Schedule 4.2; or

(c) Seller Taxes.

11.3 Indemnification.

(a) From and after Closing, but subject to the applicable limitations set forth in this Article 11, Purchaser shall indemnify, defend, and hold harmless Seller, the Vortus Indemnitees, the Point Indemnitees and its and their Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and other Representatives (collectively, the “Seller Group”) as follows:

(i) VTLE shall indemnify, defend, and hold harmless the Seller Group from and against all Damages incurred or suffered by Seller Group and caused by, arising out of, or resulting from, any breach or inaccuracy of any representation or warranty made by VTLE contained in Article 5 of this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(f);

(ii) NOG shall indemnify, defend, and hold harmless the Seller Group from and against all Damages incurred or suffered by Seller Group and caused by, arising out of, or resulting from, any breach or inaccuracy of any representation or warranty made by NOG contained in Article 5 of this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(f);

(iii) VTLE and NOG shall, severally and not jointly and severally, each indemnify, defend, and hold harmless the Seller Group from and against the applicable Purchaser Pro Rata Share of all Damages incurred or suffered by Seller Group:

(A) caused by, arising out of, or resulting from, the Assumed Obligations; or

(B) caused by, arising out of, or resulting from, Purchaser’s breach or nonfulfillment of, or failure to perform, any of Purchaser’s covenants or agreements contained in this Agreement to be performed after the Closing;

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEE, OR THIRD PARTY, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, BUT EXCLUDING THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PERSON.

(b) Notwithstanding anything to the contrary contained in this Agreement, except in the case of Fraud, Seller Group’s and Purchaser Group’s sole and exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties contained in this Agreement (excluding Sections 6.4 and 6.6, which shall also be separately enforceable by Seller and Purchaser, as applicable, pursuant to whatever rights and remedies are available to it outside of this Article 11, and Section 4.6(a), the sole and exclusive remedy for which shall be pursuant to Section 2.3), and the affirmations of such representations, warranties, covenants, and agreements contained in the certificates respectively delivered by each Party at Closing pursuant to Sections 8.2(e) and 8.3(f), as applicable, are (i) set forth in this Article 11 (and, with respect to the representation and warranty in Section 4.7, in Section 2.3), (ii) the rights and remedies under the R&W Insurance Policy, and (iii) the right to seek specific performance, and if no such right of indemnification (or, with respect to the representations and warranty in Section 4.7, right under Section 2.3) is expressly provided, then such claims are hereby waived to the fullest extent permitted by Law. Other than for Fraud, except for (A) the remedies contained in this Article 11 (and, with respect to the representation and warranty in Section 4.7, Section 2.3), (B) the rights and remedies under the R&W Insurance Policy, and (C) the right to seek specific performance, upon Closing, each Purchaser (on its behalf and on behalf of the Purchaser Group) releases, remises, and forever discharges each member of the Seller Group from any and all suits, legal or administrative proceedings, claims, demands, Damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which any member of the Purchaser Group might now or subsequently may have, based on, relating to, or arising out of this Agreement, the Transaction Agreements or Seller Group’s ownership, use, or operation of the Assets, or the condition, quality, status, or nature of the Assets whether arising before, on or after the Closing Date, INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED, THE OIL POLLUTION ACT OF 1990, AS AMENDED, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED OR UNDERWRITTEN BY THE OTHER PARTY OR ANY OF ITS AFFILIATES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, OR CONCURRENT), STRICT LIABILITY, OR OTHER LEGAL FAULT OF ANY RELEASED PERSON, INVITEE, OR THIRD PARTY, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION.

(c) The Parties shall treat, for U.S. federal and applicable state and local income Tax purposes, any amounts paid pursuant to this Article 11 as an adjustment to the Purchase Price.

11.4 Indemnification Actions. All claims for indemnification under Section 6.4, Section 9.4 or Section 11.3 shall be asserted and resolved as follows:

(a) For purposes of this Article 11, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 11, Section 6.4 or Section 9.4 (including, for the avoidance of doubt, those Persons identified in Section 11.4(g)).

(b) To make a claim for indemnification under Section 6.4, Section 9.4 or Article 11, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a complete copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 11.4 shall not relieve the Indemnifying Person of its obligations under Section 6.4, Section 9.4 or Article 11, except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise materially prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached and the basis of such inaccuracy or breach.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend and indemnify the Indemnified Person against such Claim under Section 6.4, Section 9.4 or this Article 11, as applicable. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period but prior to the Indemnifying Person admitting (or being deemed to have admitted such obligation pursuant to this Section 11.4(c)) its obligation to provide indemnification with respect to the matter in question, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation (or is deemed to have admitted its obligation), it shall have the right and obligation to diligently defend and indemnify, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including, subject to the remainder of this Section 11.4(d), any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may, at its own expense, participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 11.4(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final, non-appealable, resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend, indemnify against, or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final, non-appealable determination thereof. If the Indemnifying Person has not yet admitted its obligation to defend and indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing (or is deemed to be obligated to indemnify such Indemnified Person pursuant to Section 11.4(c) or this Section 11.4(e)), the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages, or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed to be obligated to provide indemnification hereunder, subject to the other provisions of this Article 11.

(g) Any claim for indemnity under Section 6.4, Section 9.4 or this Article 11 by any Affiliate, partner, member, shareholder, owner, officer, director, manager, employee, agent or Representative must be brought and administered by the applicable Party to this Agreement that is related to such Person. No Indemnified Person other than Seller shall have any rights against Purchaser under the terms of Section 6.4, Section 9.4 or this Article 11 except as may be exercised on its behalf by Seller, as applicable, pursuant to this Section 11.4(g). Seller may elect to exercise or not exercise indemnification rights under this Section 11.4 on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section 11.4.

11.5 Casualty and Condemnation.

(a) Subject to, and without limitation of, Seller’s representations, warranties, covenants and agreements made pursuant to this Agreement, if Closing occurs, then, from and after the Effective Date, Purchaser shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of any Equipment due to ordinary wear and tear, in each case, with respect to the Assets.

(b) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain (each, a “Casualty Loss”), then:

(i) Seller shall promptly notify Purchaser in writing following the occurrence of such Casualty Loss, which notice shall include reasonable detail of the nature of such Casualty Loss and Seller’s good faith estimate of the costs to repair or replace the relevant Asset(s);

(ii) Seller shall use commercially reasonable efforts to mitigate (or attempt to mitigate) any Damages resulting from, or relating to, such Casualty Loss;

(iii) Purchaser shall, subject to the other terms and conditions of this Agreement, nevertheless be required to proceed with Closing; and

(iv) Seller, at the Closing, shall pay to VTLE and NOG, in accordance with their respective Purchaser Pro Rata Shares, all sums paid or credited to Seller or any of its Affiliates by Persons by reason of such Casualty Loss insofar as with respect to the relevant Assets and shall assign, transfer and set over to VTLE and NOG or subrogate VTLE and NOG to all of Seller’s (and, if applicable, its Affiliates’) right, title and interest (if any) in and to any and all insurance claims, unpaid awards and other rights against any third Person arising out of or in connection with such Casualty Loss insofar as with respect to the Assets; provided, however, that Seller shall reserve and retain (and Purchaser shall assign to Seller if needed) (A) all rights, title, interests, and claims against Third Parties for the recovery of Seller’s costs and expenses (if any) incurred by Seller prior to Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to such Casualty Loss and (B) insurance proceeds recovered from Third Parties and attributable to any Environmental Defect that is attributable to a Casualty Loss after the Execution Date for which there was an adjustment to the Unadjusted Purchase Price pursuant to Article 3.

(c) Notwithstanding anything herein to the contrary, neither Seller nor any of its Affiliates shall compromise, settle or adjust any amounts payable by reason of, or in connection with, any Casualty Loss without the prior written consent of Purchaser.

11.6 Limitation on Actions.

(a) The representations and warranties of Seller in Article 4, the corresponding representations, warranties, and affirmations given in the certificate delivered by Seller at Closing pursuant to Section 8.2(e), and the covenants and agreements of the Parties to be performed at or prior to Closing shall, in each case, not survive after the Closing Date. The representations and warranties of Purchaser in Article 5, and the corresponding representations, warranties, and affirmations given in the certificate delivered by Purchaser at Closing pursuant to Section 8.3(f), shall, in each case, survive the Closing indefinitely. The covenants and agreements of the Parties to be performed at any time from and after Closing shall survive Closing until fully performed. The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date (and, for purposes of clarity, there shall be no termination of any indemnification obligations underlying any such claim in such circumstance).

(b) The indemnities in Section 11.3(a) shall continue without time limit.

(c) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates); provided, however, that no Party shall be required to seek recovery under any policy of insurance as a condition to indemnification hereunder.

(d) Purchaser shall be subrogated to the rights of any Indemnified Person that is a member of the Seller Group against any insurer, indemnitor, guarantor or other Person with respect to the subject matter of any Damages subject to indemnification by Purchaser pursuant to Article 11 to the extent that Purchaser pays any such Indemnified Person with respect to such Damages. Any member of the Seller Group who is indemnified pursuant to Article 11 shall assign or otherwise cooperate with Purchaser in the pursuit of any claims against, and any efforts to recover amounts from, such other Person for any such Damages for which any member of the Seller Group has been paid. Any such Seller Group Indemnified Person shall remit to Purchaser within five (5) Business Days after receipt, any insurance proceeds or other payment that is received by any member of the Seller Group from a Third Party and which relates to Damages for which (but only to the extent) such member of the Seller Group has been previously compensated hereunder (minus the reasonable out-of-pocket costs incurred in obtaining such recovery).

(e) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the same state of facts giving rise to such liability constituting (i) a breach of more than one representation, warranty, covenant, or agreement herein, (ii) a Purchase Price adjustment made hereunder, or (iii) covered by an obligation of indemnity hereunder.

(f) As used in this Agreement, the term “Damages” means the amount of any actual liability, loss, cost, expense, Tax, claim, award, or judgment incurred or suffered by any Person, whether attributable to personal injury or death, property damage, contract claims, torts, or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants, or other agents and experts reasonably incident to the matters in question, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity provided hereunder.

ARTICLE 12

MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

12.2 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving Party charged with notice, when received except that if received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day, such notice, request or communication will not be effective until the next succeeding Business Day. All notices shall be addressed as follows:

If to Seller:	Point Energy Partners Petroleum, LLC 640 Taylor Street, Ste 1850 Fort Worth, Texas 76102 Attn: John Sabia Email: johns@pointep.com

With a copy to (which shall not constitute notice):	Akin Gump Strauss Hauer & Feld LLP 201 Main Street, Suite 1600 Fort Worth, Texas 76102 Attn: Wesley Williams; Cole Bredthauer Email: williamsw@akingump.com; cbredthauer@akingump.com

If to Purchaser:

Vital Energy, Inc.

521 East 2nd Street, Suite 1000

Tulsa, Oklahoma 74120

Attention: Mark Denny

Telephone: (918) 858-5272

Email: mark.denny@vitalenergy.com

Northern Oil and Gas, Inc.

4350 Baker Road, Suite 400

Minnetonka, MN 55343

Attention: Adam Dirlam; Erik Romslo

Email: adirlam@northernoil.com; eromslo@northernoil.com

With a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Michael De Voe Piazza; Rahul D. Vashi

Email: MPiazza@gibsondunn.com; RVashi@gibsondunn.com

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

Attention: David M. Castro, P.C.; William C. Eiland II

Email: david.castro@kirkland.com; william.eiland@kirkland.com

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

12.3 Expenses. Except as provided in Sections 2.3, 3.10(c), 6.5, 6.7, 8.4(c), 9.3, 10.2 and 11.4, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the exhibits and schedules hereto and thereto, and all other matters related to the Closing and the transactions related thereto, including all fees and expenses of counsel, accountants, and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

12.4 Replacement of Credit Support. The Parties understand that none of the Credit Support, if any, posted by Seller or any Affiliate thereof with or for the benefit of any Governmental Authority or Third Party and relating to the Assets will be transferred to VTLE. On or before Closing, VTLE shall obtain, or cause to be obtained in the name of VTLE, replacements for such Credit Support that is listed on Schedule 4.18 as is necessary for VTLE to own and, if applicable, operate the Assets, and shall cooperate in good faith with Seller to assist Seller in causing, effective as of the Closing, the cancellation or return to Seller of the Credit Support that is listed on Schedule 4.18 and posted by Seller or its Affiliates; provided, however, that if, as of the Closing Date, VTLE is unable to (a) obtain replacements of any such Credit Support and/or (b) the cancellation of or return to Seller of any such Credit Support, then, VTLE shall indemnify and reimburse Seller for any costs, expenses or other Damages paid or incurred by Seller under or pursuant to such Credit Support that is listed on Schedule 4.18 and resulting from the ownership or operation of the any of the applicable Assets from and after the Closing Date until such time as VTLE is able to obtain such replacements of such Credit Support that is listed on Schedule 4.18 and/or the cancellation of or return to Seller of any such Credit Support that is listed on Schedule 4.18, as applicable, following the Closing Date.

12.5 Records.

(a) As soon as practicable, but in no event later than twenty (20) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser the original Records (or digital copies of Records to the extent Seller does not have originals of such Records) that are in the possession of Seller or its Affiliates, subject to Section 12.5(b); provided that for all Records that exist in electronic format as of the Closing Date, Seller shall make available to Purchaser electronic versions of such Records at the Closing. Notwithstanding anything to the contrary herein, Seller shall cooperate in good faith with Purchaser (at no additional cost or expense to Seller) to cause the Records to be delivered to Purchaser in the format or formats that are reasonably requested by Purchaser.

(b) Seller may retain a copy of all data room materials for the transactions contemplated by this Agreement along with the originals of those Records (i) relating to Tax and accounting matters, (ii) relating to Properties in which Seller retains any interest, or (iii) which are subject to a legal hold by Seller (until such hold is released) and provide Purchaser, at its request, with copies of such Records. Seller may retain copies of any other Records, including geological, geophysical, and similar data and studies.

(c) Purchaser, for a period of seven (7) years after the Closing shall: (i) retain the Records and (ii) provide Seller, and the members of the Seller Group with access to the Records during normal business hours for review and copying at Seller’s sole expense.

12.6 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction.

12.7 Venue; Waiver of Jury Trial. Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in the State of Texas with respect to any dispute, claim, or controversy arising out of, in relation to, or in connection with, this Agreement, and each of the Parties agrees that any action instituted by it against the other with respect to any such dispute, controversy, or claim (except to the extent a dispute, controversy, or claim arising out of, in relation to, or in connection with, title or environmental matters pursuant to Section 3.10 or the determination of Purchase Price adjustments pursuant to Section 8.4(b) is referred to an expert pursuant to those Sections) will be instituted exclusively in the federal courts located in Harris County, Texas. Each Party (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it, and (d) agrees that service of process upon it may be effected by mailing a copy thereof by registered mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 12.2. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided herein and shall not be deemed to confer any rights on any Person other than the Parties to this Agreement. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF, IN RELATION TO, OR IN CONNECTION WITH, THIS AGREEMENT.

12.8 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

12.9 Waivers. Any failure by any Party to comply with any of its obligations, agreements, or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No course of dealing on the part of Seller or Purchaser, or their respective Affiliates and its and their respective former, current and future partners, members, shareholders, owners, officers, directors, managers, employees, agents and Representatives or any failure by Seller or Purchaser to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.10 Assignment. Other than as permitted by Section 9.4, no Party shall assign or otherwise transfer all or any part of this Agreement to any Third Party, nor shall any Party delegate any of its rights or duties hereunder to any Third Party, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void ab initio; provided that each Purchaser may, without consent of Seller but with prior written notice to Seller and subject to the immediately succeeding sentence, assign to one or more of its wholly-owned subsidiaries its rights hereunder to receive assignment and transfer of the Assets, but such Purchaser shall remain liable for its obligations hereunder. Any assignment of this Agreement permitted by this Section 12.10 shall be made subject to the obligations contained in this Agreement and such assignment shall not relieve the assigning Party of any obligations and responsibilities hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

12.11 Entire Agreement; No Partnership. This Agreement, the Non-Disclosure Agreements and the documents to be executed hereunder and the exhibits and schedules attached hereto and thereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. In entering into this Agreement, neither Party has relied on any statement, representation, warranty, covenant, nor agreement of the other Party or its Representatives other than those expressly contained in this Agreement. For the avoidance of doubt, this Agreement constitutes a “definitive written agreement” as contemplated by the Non-Disclosure Agreements and, as such, upon Closing the Non-Disclosure Agreements shall automatically terminate, effective as of the Closing Date, or if Closing does not occur, the Non-Disclosure Agreements shall survive in accordance with its terms. This Agreement shall not create and it is not the purpose or intention of the Parties to create any partnership, mining partnership, joint venture, general partnership or other partnership relationship and none shall be inferred.

12.12 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

12.13 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 6.4, Section 9.4, Section 12.19 and Article 11, which rights shall be exercised through the applicable Party. Accordingly, references to the indemnification rights of Purchaser or Seller under this Agreement shall be deemed to include the indemnification rights of the Purchaser Group or the Seller Group, as applicable.

12.14 Severability. If any provision of this Agreement, or any application thereof, is held invalid, illegal, or unenforceable in any respect under any Law, this Agreement shall be reformed to the extent necessary to conform, in each case consistent with the intention of the Parties, to such Law, and, to the extent such provision cannot be so reformed, then such provision (or the invalid, illegal, or unenforceable application thereof) shall be deemed deleted from (or prohibited under) this Agreement, as the case may be, and the validity, legality, and enforceability of the remaining provisions contained herein (and any other application of such provision) shall not in any way be affected or impaired thereby.

12.15 Time of the Essence. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

12.16 References. In this Agreement, unless the context requires otherwise: (a) references to any gender includes a reference to all other genders; (b) references to the singular includes the plural, and vice versa; (c) reference to any Article or Section means an Article or Section of this Agreement; (d) reference to any exhibit or schedule means an exhibit or schedule to this Agreement, all of which are incorporated into, and made a part of, this Agreement for all purposes; (e) unless expressly provided to the contrary, “hereunder”, “hereof”, “herein”, and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; (f) references to “$” or “Dollars” means United States Dollars; (g) “include” and “including” mean include or including without limiting the generality of the description preceding such term; and (h) the term “Seller” shall be deemed and construed to refer to the various individual Persons that collectively constitute Seller. If the date of performance falls on a day that is not a Business Day, then the actual date of performance will be the next succeeding day that is a Business Day.

12.17 Construction. VTLE and NOG are capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation, and suitability. Seller and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof.

12.18 Limitation on Damages. Notwithstanding anything to the contrary contained herein but without limitation of Section 10.2, neither VTLE, NOG nor Seller, nor any of their respective Affiliates shall be entitled to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special, or punitive damages suffered by Third Parties for which responsibility is allocated between the Parties) and VTLE, NOG and Seller, for themselves and on behalf of their respective Affiliates, hereby expressly waive any right to consequential, special, or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special, or punitive damages suffered by Third Parties for which responsibility is allocated between the Parties). Notwithstanding anything herein to the contrary in this Section 12.18 or any other provision of this Agreement to the contrary, nothing in this Section 12.18 shall be construed as limiting any Person’s ability to recover any direct damages (including lost profits that are direct damages) as provided under Texas Law.

12.19 Non-Recourse Parties. Subject to the remainder of this Section 12.19, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity, or granted by statute) that may be based upon, are in respect of, arise under, arise out or by reason of, are connected with, or relate in any manner to this Agreement, the negotiation, execution, or the performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement) or the transaction contemplated hereby and thereby, may be made only against (and are expressly limited to) the entities that are expressly identified as “Parties” in the preamble to this Agreement or any successor or permitted assign of any such Parties (“Contracting Parties”). No Person who is not a Contracting Party, including without limitation any trustee, director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or Representative of, and any financial advisor, lender, investor or equity provider (whether actual or prospective) of, any Contracting Party, or any trustee, director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or Representative of, and any financial advisor, lender, investor or equity provider (whether actual or prospective) of, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity, or granted by statute) to any Contracting Party with which it is not engaged or does not have a contractual relationship with (outside of this Agreement) or any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement, the performance of this Agreement, or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of the other Contracting Party on any of its Nonparty Affiliates, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any of the other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding anything in this Section 12.19 to the contrary, this Section 12.19 does not provide (and shall in no event be interpreted to provide) for any waiver, release or relinquishment by any Contracting Party of any claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity, or granted by statute) of any sort which such Contracting Party may have against any of Nonparty Affiliates (being those that such Contracting Party has engaged or has a contractual relationship with outside of this Agreement).

12.20 Reliance. Notwithstanding anything to the contrary in this Agreement, each Party has relied upon and will be deemed to have relied upon for all purposes of this Agreement all of the other Party’s express indemnification obligations set forth in this Agreement or any other documents contemplated as a part of this transaction and all of the other Party’s express representations, warranties, covenants and agreements set forth in this Agreement and in each other document contemplated as a part of this transaction.

12.21 Change of Name. Unless otherwise authorized by Seller in writing, as promptly as practicable, but in any case, within ninety (90) days after the Closing Date, Purchaser shall eliminate the name “Point”, “Point Energy” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

12.22 Purchaser Representative. NOG has and does hereby irrevocably appoint VTLE, as the agent and attorney-in-fact of NOG for the following purposes hereunder: (a) giving and receiving all notices permitted or required by this Agreement; (b) making adjustments to the Purchase Price, including reductions in the Purchase Price and the resolution of any dispute regarding such adjustments; (c) handling, negotiating and resolving any Title Defects, Title Benefits, Environmental Defects and any Disputed Matters with respect thereto; (d) handling joint interest audits and other audits of Property Costs; (e) responding to Claim Notices made against Purchaser (but not Claim Notices made solely against NOG); (f) agreeing with Seller as to any amendments to this Agreement which VTLE may deem necessary or advisable, including the extension of time in which to consummate the transactions contemplated by this Agreement, and the waiver of any Closing conditions; and (g) in general, doing all things and taking all actions which VTLE, as representative of NOG, in its sole discretion, may consider necessary or proper in connection with or to carry out the terms of this Agreement, as fully as if NOG were itself present and acting. This power of attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by NOG or by operation of law or by the occurrence of any other event. For the avoidance of doubt, the appointment of VTLE by NOG as agent and attorney in fact pursuant to this Section 12.22 expressly does not include the delegation of the right or obligation to make or pursue indemnity claims on behalf of NOG, and both NOG and VTLE shall retain the separate right to make and pursue indemnity claims and rights that may accrue to such Parties or their related Indemnified Persons under this Agreement.

12.23 Seller Representative. Each Seller has and does hereby irrevocably appoint Point Petroleum, as the agent and attorney-in-fact of such Seller for the following purposes hereunder: (a) giving and receiving all notices permitted or required by this Agreement; (b) making adjustments to the Purchase Price, including reductions in the Purchase Price and the resolution of any dispute regarding such adjustments; (c) handling, negotiating and resolving any Title Defects, Title Benefits, Environmental Defects and any Disputed Matters with respect thereto; (d) handling joint interest audits and other audits of Property Costs; (e) responding to Claim Notices made against Seller; (f) agreeing with Purchaser as to any amendments to this Agreement, including the extension of time in which to consummate the transactions contemplated by this Agreement, and the waiver of any Closing conditions; and (g) in general, doing all things and taking all actions which Point Petroleum, as representative of such Seller, in its sole discretion, may consider necessary or proper in connection with or to carry out the terms of this Agreement, as fully as if such Seller was itself present and acting. This power of attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by such Seller or by operation of law or by the occurrence of any other event.

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the Execution Date.

SELLER:

POINT ENERGY PARTNERS PETROLEUM, LLC

By:	/s/ Bryan Moody
Name: Bryan Moody
Title: Chief Executive Officer

POINT ENERGY PARTNERS OPERATING, LLC

By:	/s/ Bryan Moody
Name: Bryan Moody
Title: Chief Executive Officer

POINT ENERGY PARTNERS WATER, LLC

By:	/s/ Bryan Moody
Name: Bryan Moody
Title: Chief Executive Officer

POINT ENERGY PARTNERS ROYALTY, LLC

By:	/s/ Bryan Moody
Name: Bryan Moody
Title: Chief Executive Officer

Signature Page to Purchase and Sale Agreement

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the Execution Date.

PURCHASER:

VITAL ENERGY, INC.

By:	/s/ Jason Pigott
Name: Jason Pigott
Title: President and Chief Executive Officer

NORTHERN OIL AND GAS, INC.

By:	/s/ Nicholas O’Grady
Name: Nicholas O’Grady
Title: Chief Executive Officer

Signature Page to Purchase and Sale Agreement